As filed with the Securities and Exchange Commission on February 28, 2022

No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CRANE HOLDINGS, CO.

(Exact name of registrant as specified in its charter)

Delaware	3490	88-0706021
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number) 100 First Stamford Place Stamford, CT 06902 (202) 363-7300	(I.R.S. Employer Identification No.)

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Anthony M. D’Iorio

Secretary

100 First Stamford Place

Stamford, CT 06902

(202) 363-7300

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Ann Beth Stebbins Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, NY 10001-8602 (212) 735-3000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and upon completion of the transactions described in the enclosed proxy statement/prospectus.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the “Securities Act”), check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Securities Exchange Act of 1934 (“Exchange Act”).

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)	☐

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this Proxy Statement/Prospectus is not complete and may be changed. These securities may not be issued until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This Proxy Statement/Prospectus is not an offer to sell these securities and does not constitute the solicitation of offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED FEBRUARY 28, 2022

CRANE CO. 100 FIRST STAMFORD PLACE STAMFORD, CONNECTICUT 06902 A HOLDING COMPANY REORGANIZATION IS PROPOSED – YOUR VOTE IS VERY IMPORTANT Dear Fellow Stockholders:	This Proxy Statement/Prospectus and the 2021 Annual Report to Stockholders are available at www.craneco.com/ar

Crane Co. cordially invites you to attend the Annual Meeting of Stockholders of Crane Co., which will be held at 10:00 a.m. Eastern Daylight Time, on Monday, April 25, 2022, at 100 First Stamford Place, Ground Floor Conference Room, Stamford, Connecticut 06902.

In addition to the other proposals described on the following pages, at the Annual Meeting, you will be asked to consider and vote on a proposal (the “Holding Company Proposal”) to reorganize our corporate structure following which Crane Co. will become a subsidiary of a new Delaware corporation named Crane Holdings, Co. (“Crane Holdings”).

Implementing the new holding company structure will provide us with strategic, operational and financing flexibility and enable us to more efficiently manage the operations and liabilities in each segment of our business.

The Holding Company Proposal contemplates that Crane Co. will merge with Crane Transaction Company, LLC, a new Delaware limited liability company and wholly-owned subsidiary of Crane Holdings (“Merger Sub”), pursuant to an agreement and plan of merger. Upon completion of the reorganization merger, Crane Co. will be a wholly-owned subsidiary of Crane Holdings and Crane Holdings will replace Crane Co. as the publicly-listed corporation and will conduct all of the operations currently conducted by Crane Co. Your shares of Crane Co. common stock will be converted automatically into shares of Crane Holdings common stock. You will own the same number of shares of Crane Holdings common stock as you own of Crane Co. common stock immediately prior to the reorganization merger, and your shares in Crane Holdings will represent the same ownership of Crane Holdings as you have of Crane Co. immediately prior to the reorganization merger. Your rights as a stockholder of Crane Holdings will be substantially the same as the rights you currently have as a stockholder of Crane Co., including rights as to voting and dividends. In addition, the reorganization merger contemplated by the Holding Company Proposal is generally expected to be tax-free to Crane Co., Crane Holdings and Crane Co. stockholders for U.S. federal income tax purposes.

We expect the shares of Crane Holdings common stock to continue to trade under the ticker symbol “CR” on the New York Stock Exchange.

Our Board of Directors has carefully considered the agreement and plan of merger and believes that it is advisable, fair to and in the best interests of our stockholders, and recommends that you vote FOR the Holding Company Proposal and the other proposals described on the following pages. Because adoption and approval of the Holding Company Proposal requires the affirmative vote of a majority of the issued and outstanding shares of Crane Co. stock entitled to vote at the Annual Meeting, it is important that your shares be represented at the Annual Meeting, regardless of the size of your holdings. If you are unable to attend in person, we urge you to participate by voting your shares by proxy pursuant to the instructions included in this Proxy Statement/Prospectus. Any stockholder attending the Annual Meeting may vote in person even if a proxy has been returned.

The Notice of Annual Meeting and Proxy Statement/Prospectus on the following pages describe the matters to be presented at the Annual Meeting. Management will also report on current operations, and there will be an opportunity to ask questions regarding Crane Co. and its activities.

Please read these materials carefully. In particular, you should consider the discussion of risk factors beginning on page 17 before voting on the Holding Company Proposal.

Sincerely,

James L. L. Tullis

Chairman of the Board

March [●], 2022

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this Proxy Statement/Prospectus or determined if this Proxy Statement/Prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

This Proxy Statement/Prospectus is dated March [●], 2022 and is being distributed or made available to Crane Co. stockholders on or about March [●], 2022.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS APRIL 25, 2022

To the Stockholders of Crane Co.:

The 2022 ANNUAL MEETING OF STOCKHOLDERS OF CRANE CO. will be held for the following purposes:

WHEN:

April 25, 2022

Monday 10:00 a.m.

Eastern Daylight Time

WHERE:

100 First Stamford Place

Ground Floor Conference Rm Stamford, Connecticut 06902

HOW TO VOTE:

By Phone

800-652-VOTE (8683)

in the United States,

United States territories,

and Canada

By Mail

If you have requested a paper copy of the proxy materials, complete, sign, and return the proxy card.

By Internet

www.envisionreports.com/cr

In Person

Stockholders at the close of business on February 25, 2022, are entitled to vote at the meeting in person.

By Scanning

You can vote your shares online by scanning the QR code on your proxy card.

Proposal		Board Recommendation

Item 1	To elect nine directors to serve for one-year terms until the annual meeting of stockholders in 2023	FOR each director ▶ Page 19

Item 2	To consider and vote on a proposal to ratify the selection of Deloitte & Touche LLP as independent auditors for Crane Co. for 2022	FOR ▶ Page 41

Item 3	To consider and vote on a proposal to approve, by a non-binding advisory vote, the compensation paid by the Company to certain executive officers	FOR ▶ Page 44

Item 4	To consider and vote on a proposal (the “Holding Company Proposal”), to adopt and approve the Agreement and Plan of Merger by and among Crane Co., Crane Holdings, Co. and Crane Transaction Company, LLC	FOR ▶ Page 81

In addition, any other business properly presented may be acted upon at the meeting.

In order to assure a quorum at the 2022 Annual Meeting of Stockholders of Crane Co. (the “Annual Meeting”), it is important that stockholders who do not expect to attend in person use the internet address or the toll-free telephone number listed in this Proxy Statement/Prospectus to vote. If you have requested paper copies of the proxy materials, you can vote by completing and returning the proxy card enclosed in those materials.

Any stockholder of Crane Co., any past or present associate, and other invitees may attend the Annual Meeting. We continue to monitor COVID-19 developments and if we determine that alternative Annual Meeting arrangements or additional health and safety protocols are advisable or required, then we will announce any changes in advance in a press release available on our website at www.craneco.com and filed with the Securities and Exchange Commission.

The board of directors of the Company (the “Board”) has fixed the close of business on February 25, 2022 as the record date for the Annual Meeting (the “Record Date”). Stockholders at that date and time are entitled to notice of and to vote at the Annual Meeting or any postponement or adjournment of the Annual Meeting. Each share is entitled to one vote. This Notice of Annual Meeting of Stockholders and related Proxy Statement/Prospectus and the Notice of Internet Availability of Proxy Materials are first being distributed or made available to all Crane Co. stockholders as of the Record Date on or about March [●], 2022.

The Notice of Internet Availability of Proxy Materials advises such stockholders that they can view this Proxy Statement/Prospectus and the Annual Report online at www.envisionreports.com/cr, or request in writing a paper or e-mail copy of the proxy materials at no cost. The Company is making its proxy/prospectus materials available electronically as the primary means of furnishing proxy/prospectus materials to stockholders in order to reduce the environmental impact and cost of our proxy/prospectus solicitation.

A complete list of stockholders as of the Record Date will be open to examination by any stockholder during regular business hours at the offices of Crane Co., 100 First Stamford Place, Stamford, Connecticut 06902, for 10 days before the Annual Meeting, as well as at the Annual Meeting.

By Order of the Board of Directors,

Anthony M. D’Iorio

Secretary

March [●], 2022

If you expect to attend the Annual Meeting in person, please contact the Corporate Secretary, Crane Co., 100 First Stamford Place, Stamford, Connecticut 06902, or by email to corpsec@craneco.com.

Additional Information

This Proxy Statement/Prospectus incorporates by reference important business and financial information about the Company from our Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed with the U.S. Securities and Exchange Commission on February 28, 2022, and other documents that are not included or delivered with this Proxy Statement/Prospectus. See “Where You Can Find Additional Information” on page 111 and “Incorporation of Certain Documents by Reference” on page 111 for more information. You should rely only on the information contained or incorporated by reference in this Proxy Statement/Prospectus and the Registration Statement of which this Proxy Statement/Prospectus is a part to vote on the proposals being presented at the Annual Meeting. No one has been authorized to provide you with information that is different from what is contained in this document or in the documents that are incorporated by reference.

We will provide, without charge, to each person to whom a copy of this Proxy Statement/Prospectus has been delivered, a copy of any and all of the documents referred to herein that are summarized in this Proxy Statement/Prospectus, if such person makes a written or oral request directed to Crane Co., 100 First Stamford Place, Stamford, Connecticut 06902, Attention: Corporate Secretary, Telephone: (203) 363-7300. If you would like to request any documents, please do so by April 18, 2022 in order to receive them before the Annual Meeting.

This Proxy Statement/Prospectus is dated March [●], 2022. You should not assume the information contained in this Proxy Statement/Prospectus is accurate as of any date other than this date, and neither the mailing (or otherwise making available) of this Proxy Statement/Prospectus nor the issuance of the Crane Holdings common stock pursuant to the agreement and plan of merger implies that information is accurate as of any other date.

PROXY STATEMENT/PROSPECTUS

Proxy Statement/Prospectus

PROXY STATEMENT/PROSPECTUS SUMMARY

Director Nominees

Name and Profession	Age	Director Since	Crane Co. Committees
			AC	NGC	EC	MOCC

Martin R. Benante Retired Chairman of the Board and Chief Executive Officer, Curtiss-Wright Corporation	69	2015

Michael Dinkins Retired Executive Vice President and Chief Financial Officer, Integer Holdings Corporation	67	2019

Ronald C. Lindsay Retired Chief Operating Officer, Eastman Chemical Company	63	2013

Ellen McClain Chief Operating Officer, Year Up	57	2013

Charles G. McClure, Jr. Managing Partner, Michigan Capital Advisors	68	2017

Max H. Mitchell President and Chief Executive Officer of Crane Co.	58	2014

Jennifer M. Pollino Executive Coach and Consultant, JMPollino LLC	57	2013

John S. Stroup Operating Advisor, Clayton, Dublier & Rice	55	2020

James L. L. Tullis Chairman, Tullis Health Investors, Inc.	74	1998

Donald G. Cook will remain Chair of the Nominating and Governance Committee and a member of the Executive Committee and Management Organization and Compensation Committee until his retirement at the Annual Meeting, at which time the Board will appoint a new Chair for the Nominating and Governance Committee and make other Committee membership adjustments as appropriate.

AC	Audit Committee	NGC	Nominating and Governance Committee	Chair Member
EC	Executive Committee	MOCC	Management Organization and Compensation Committee

Proxy Statement/Prospectus Summary

Corporate Governance Highlights

Recent Governance Enhancements

As stated in our Corporate Governance Guidelines, the Board is responsible for helping to create a culture of high ethical standards and is committed to continually improving its corporate governance process, practices and procedures. Accordingly, the Board has adopted the following best practices in corporate governance.

Board renewal and composition (eight new directors in the last nine years): The Board, specifically through the Nominating and Governance Committee, continually evaluates the skills, expertise, integrity, diversity, and other qualities believed to enhance the Board’s ability to manage and direct the affairs and business of the Company. Since 2013, the Board has added eight new directors to accomplish these goals. Furthermore, as of the 2019 annual meeting, we have held annual elections for all of our directors. See additional information beginning on page 21 about our Board nominees.

Ongoing Board Governance Practices

•  Separate Chairman and CEO roles

•  100% independent Audit, Nominating and Governance, and Management Organization and Compensation committees

•  Regular executive sessions of non-management directors

•  Annual Board and committee performance self-evaluations

•  100% Board and committee attendance in 2021

•  Offer of resignation upon significant change in primary job responsibilities

•  Directors are elected annually

•  Majority voting and director resignation policy for directors in uncontested elections

•  Stringent conflict of interest policies

•  Directors subject to stock ownership guidelines and anti-hedging and pledging policies

•  Director retirement policy

•  Strict over-boarding policy for directors

•  Diverse Board with the appropriate mix of skills, experience and perspective

•  Comprehensive director nomination and Board refreshment process

•  Oversight of sustainability and human capital matters impacting our business

2021 Performance Highlights

We delivered strong financial performance during 2021, setting new records for earnings from continuing operations per diluted share, operating margins, cash provided by operating activities from continuing operations, and free cash flow, all of which were substantially above our expectations entering the year. We delivered these strong results even though our largest end markets remain depressed, with demand still below 2019 pre-novel coronavirus (“COVID-19”) levels. Further, these record results were achieved despite numerous challenges during the year including the rapid onset of substantial inflation in early 2021, numerous supply chain disruptions, and persistent operational impacts from COVID-19-related regulations and restrictions. In addition to generating strong financial results, we continued our consistent investments in numerous strategic growth initiatives to ensure that our business remains positioned to deliver profitable and sustainable above-market growth over the long-term. The market’s view of our strong performance and continued investment for growth is reflected in our stock’s performance, with total stockholder return (share price appreciation plus reinvested dividends) (“TSR”) outpacing the most relevant benchmark indices during 2021.

We believe that our performance is evidence of our consistent, differentiated, best-in-class execution capabilities enabled by the cadence and discipline of the Crane Business System, Crane’s strong and unique culture, and the performance of Crane’s experienced and highly capable senior management team.

Proxy Statement/Prospectus Summary

Record Financial Results Despite Challenging Market Conditions

Final 2021 financial results* were substantially above our original financial targets for the year, driven by a combination of a better than expected recovery in certain end markets, consistent and strong operational execution, and substantial benefits from strategic growth investments. Specifically:

•

We reported record earnings from continuing operations per diluted share (“EPS”) of $6.66, compared to $2.77 in 2020. The substantial increase in EPS was primarily a result of stronger operating profit across all three of our business segments, most notably at Payment & Merchandising Technologies. We also reported earnings from continuing operations per diluted share excluding Special Items (“Adjusted EPS”) of $6.55 compared to $3.53 in 2020.

•

Cash provided by operating activities from continuing operations was a record $467 million in 2021 compared to $284 million in 2020. Capital expenditures for continuing operations were $52 million in 2021 compared to $33 million in 2020. Free cash flow (cash provided by operating activities, less capital spending) from continuing operations was a record $415 million in 2021 compared to $251 million in 2020. The increase in free cash flow primarily reflects stronger performance across our businesses.

•

Operating margins reached a record 15.8% in 2021, compared to 8.7% in 2020. Excluding the Special Items described on page 99, operating margins reached a record 15.8%, compared to 10.8% in 2020. The improvement in operating margins was driven primarily by strong operating leverage on substantially higher sales volume, and, to a lesser extent, productivity, savings from repositioning activities, and favorable product mix.

•

Sales of $3,180 million reflect an increase of 15% compared to 2020. The increase in sales was comprised of a 12% increase in core sales, a 3% benefit from favorable foreign exchange rates, and a slight benefit from an acquisition. The increase in core sales was driven by broad-based strength across both the Payment & Merchandising Technologies and Process Flow Technologies segments, partially offset by a slight decline at Aerospace & Electronics.

In addition to delivering strong financial results during 2021, we continued to execute on key strategic growth initiatives to ensure that Crane is positioned for long-term, sustainable stockholder value creation. Notable accomplishments included:

•	We introduced new products and solutions at an accelerating pace in 2021, most notably at Process Flow Technologies and Payment & Merchandising Technologies.

•	We continued to invest in the development of next-generation technologies, most notably at Aerospace & Electronics and Payment & Merchandising Technologies.

•	The combination of new product development and advances in our technology capabilities resulted in continued growth across our portfolio despite supply-chain and pandemic related disruptions.

•

We continued to execute on repositioning actions in Process Flow Technologies initiated at the end of 2019 which involved facility consolidations to better geographically align our manufacturing footprint with customer needs, and to improve our cost position.

Management also took actions during 2021 to strengthen Crane’s overall portfolio of businesses, to return cash to stockholders, and to manage its balance sheet to ensure that the Company has the optimal operational structure and financial strength necessary to drive continued growth. Specific actions included:

•

In May 2021, we signed an agreement to sell the Engineered Materials segment for $360 million. This sale will reduce Crane’s overall cyclicality and increase its blended core sales growth rate potential, while further simplifying and streamlining the Company’s portfolio of businesses.

•

We actively pursued numerous acquisitions with a focus on adding capabilities and scale. No transactions were completed during 2021 due to highly elevated market prices, and our rigorous and financially disciplined approach to acquisitions. However, we believe that our activities will lead to value additive acquisitions over time. Our funnel of acquisition targets remains robust, and we continue to actively pursue acquisitions across all three of our global growth platforms, with a priority focus on Process Flow Technologies and Aerospace & Electronics.

*

All financial metrics are presented on a Continuing Operations basis, excluding the operations of Engineered Materials which is currently held for sale, in all periods. See “Non-GAAP Reconciliation” beginning on page 99 for more detail regarding Special Items impacting Adjusted EPS, free cash flow and adjusted operating margins, as well as a reconciliation of the non-GAAP measures used herein.

Proxy Statement/Prospectus Summary

•

In October 2021, we announced a $300 million share repurchase authorization. The authorization reflects the strength of our current balance sheet position, challenges deploying capital on acquisitions in the current market environment, and management and the Board’s conviction in Crane’s strong medium- and long-term outlook.

•	In April 2021, we repaid in full the outstanding balance of $348 million for the 364-day term loan that we secured during the early stages of the COVID-19 pandemic.

•	In July 2021, we entered into a $650 million 5-year revolving credit agreement that replaced the prior $550 million revolving credit facility which was due to expire in 2022.

Exiting 2021, the Company’s balance sheet is strong, with no short-term debt outstanding, long-term debt of $842 million (with maturities in 2023, 2036, and 2048), and cash of $479 million, none of which reflects the expected receipt of approximately $360 million (subject to closing adjustments) in proceeds from the sale of Engineered Materials which is expected to close in the first half of 2022.

Taken together, we believe that our execution on growth initiatives, and portfolio and balance sheet management, position the Company for profitable growth.

Strong Relative TSR Performance in 2021

Crane’s TSR was higher than that of the most relevant benchmark indices during 2021 which we believe reflects investors’ recognition of our strong financial results and operational performance. Three-year annualized TSR trailed that of the most relevant benchmark indices which reflects outperformance in 2021 that was more than offset by the stock’s relative underperformance in 2019 and 2020.

Crane Co. TSR for Periods Ending December 31, 2021

A substantial majority of the compensation for our Named Executive Officers (“NEOs”) is performance-based and thus varies with the Company’s actual performance. Consistent with the Management Organization and Compensation Committee’s continued focus on aligning pay with performance, all variable elements of management’s compensation increased compared to 2020, reflecting the strong business performance and higher relative TSR compared to the prior year.

Specifically, annual bonuses for our CEO and other corporate NEOs, which are linked to Crane’s earnings per share and free cash flow, were 200% of target in 2021 compared to 13% for the CEO (as calculated) and 50% for the NEOs (as adjusted)* in 2020, and 69.5% in 2019.

*

The 2020 compensation metrics and performance targets were established prior to (and before we could anticipate) the global disruption and impact of the COVID-19 pandemic. In lieu of making mid-year plan adjustments during the COVID-19 pandemic, the Management Organization and Compensation Committee instead chose to exercise its discretion at the low end of target range for the 2020 annual incentive plan payments to reconcile the low formulaic payout based on actual, pandemic-impacted financial performance with the quick and decisive actions taken by management to protect the Company’s associates, stabilize the Company’s finances, meet customer demand in a difficult operating environment, and position the Company to emerge stronger in 2021. No adjustments were made to long-term incentive awards, and there were no pandemic-related adjustments made to 2021 annual incentive plan payments.

Proxy Statement/Prospectus Summary

The performance-based restricted share units (“PRSUs”) granted to our NEOs for the three-year period 2019-2021 vested at 25% of target which reflects the percentile ranking of the Company’s TSR relative to the TSR’s of the other constituent companies in the S&P Midcap 400 Capital Goods Group. In 2020, the PRSUs granted for the three-year period 2018-2020 vested at 0% due to below threshold performance resulting in no payout. In 2019, the PRSUs granted for the three-year period 2017-2019 vested at 61.3% of target.

2021 Compensation Highlights

Compensation Best Practices

The Management Organization and Compensation Committee is firmly committed to implementing an executive compensation program that aligns management and stockholder interests, encourages executives to drive sustainable stockholder value creation, and helps retain key personnel. Moreover, despite widespread global supply chain disruptions and inflationary pressure in 2021, we remained committed to maintaining our core compensation plan design. Key elements of our pay practices are as follows:

    WHAT WE DO

•  Pay for performance, aligning executive pay with Company results and stockholder returns

•  Require significant stock ownership by executives, including a 6x base salary requirement for the CEO

•  Majority of executive variable pay is delivered in long-term equity-based awards

•  Appropriate mix of fixed and variable pay to balance employee retention with Company goals, both annual and long-term

•  Incentive compensation subject to clawback

•  Management Organization and Compensation Committee retains independent compensation consultant

    WHAT WE DON’T DO

•  No excise tax gross-ups upon change in control

•  No multi-year guaranteed incentive awards

•  No fixed-duration employment contracts with executive officers

•  No hedging or pledging of Company stock permitted

•  No excessive perquisites for executives

•  No supplemental executive retirement plan (SERP) benefits, and no further pension benefit accruals for executives

•  No repricing of options

•  No discounted stock options

Proxy Statement/Prospectus Summary

Pay for Performance Alignment

84% of CEO Target Pay is Performance-Based

The following table summarizes the major elements of our CEO compensation program, which is designed to link pay and performance.

Totals may not sum due to rounding.

Proxy Statement/Prospectus Summary

Our Philanthropy, Sustainability and Equality Highlights

See additional details on the Company’s efforts and performance with respect to philanthropy, sustainability, and equality, at www.craneco.com/pse.

SUMMARY OF THE HOLDING COMPANY PROPOSAL

Summary of the Holding Company Proposal

This section highlights key aspects of the Holding Company Proposal, including the Agreement and Plan of Merger (the “Reorganization Agreement”), which are described in greater detail elsewhere in this Proxy Statement/Prospectus. It does not contain all of the information that may be important to you. To better understand the Holding Company Proposal, and for a more complete description of the legal terms of the Reorganization Agreement, you should read this entire document carefully, including the description “Item 4: The Holding Company Proposal” on page 81, the Appendices to this Proxy Statement/Prospectus, and the additional documents to which we refer you. See “Where You Can Find Additional Information” on page 111 and “Incorporation of Certain Documents by Reference” on page 111 for more information.

The Principal Parties

Crane Co.

100 First Stamford Place

Stamford, Connecticut 06902

Telephone: (203) 363-7300

Crane Co. is a diversified manufacturer of highly engineered industrial products. Founded in 1855, Crane Co. provides products and solutions to customers in the chemicals, oil & gas, power, automated payment solutions, banknote design and production and aerospace & defense markets, along with a wide range of general industrial and consumer related end markets. The Company has four business segments: Aerospace & Electronics, Process Flow Technologies, Payment & Merchandising Technologies, and Engineered Materials. On May 24, 2021, Crane announced that it had signed an agreement to divest its Engineered Materials segment; that sale is pending, subject to customary closing conditions and regulatory approvals. Crane Co. has approximately 11,000 employees in North and Central Americas, Europe, the Middle East, Asia and Australia. Crane Co. is traded on the New York Stock Exchange (the “NYSE”) (NYSE:CR).

Upon completion of the transactions contemplated by the Reorganization Agreement, you will become a stockholder of Crane Holdings, Co. (“Crane Holdings”), a new Delaware corporation that is a holding company, which is currently Crane Co.’s wholly-owned subsidiary. Under the Reorganization Agreement, Crane Co. will merge with Crane Transaction Company, LLC (“Merger Sub”), a Delaware limited liability company and wholly-owned subsidiary of Crane Holdings, with Crane Co. surviving the merger as a wholly-owned subsidiary of Crane Holdings (the “reorganization merger”).

Following the reorganization merger, Crane Holdings intends for Crane Co. (which will, as of that time, be a wholly-owned subsidiary of Crane Holdings) to convert from a Delaware corporation to a Delaware limited liability company. We refer to the reorganization merger and the transactions described in this paragraph collectively as the “reorganization.” Immediately following the reorganization merger, Crane Co. will continue to engage in its current business. All of Crane Co.’s contractual, employment and other business relationships will generally continue at the Crane Holdings’ level unaffected by the reorganization merger.

Crane Co. is a Delaware corporation. Crane Co.’s headquarters are located at 100 First Stamford Place, Stamford, Connecticut 06902, and the telephone number at this location is (203) 363-7300. Crane Co. files annual, quarterly and current reports and amendments to these reports, proxy statements and other information with the U.S. Securities and Exchange Commission (the “SEC”). The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers, like Crane Co., that file electronically with the SEC. The address of the SEC’s website is www.sec.gov.

Crane Co. also makes its filings available free of charge through its Internet website, as soon as reasonably practicable after filing such material electronically with, or furnishing such material, to the SEC. Also posted on Crane Co.’s website are its Corporate Governance Guidelines, Standards for Director Independence, Crane Co. Code of Ethics and the charters and a brief description of each of the Audit Committee, the Management Organization and Compensation

Summary of the Holding Company Proposal

Committee and the Nominating and Governance Committee. These items are available in the “Investors—Corporate Governance” section of Crane Co.’s website at www.craneco.com. The content of Crane Co.’s website are not incorporated by reference herein and are not deemed to be part of this Proxy Statement/Prospectus.

Crane Holdings, Co.

100 First Stamford Place

Stamford, Connecticut 06902

Telephone: (203) 363-7300

Crane Holdings is a Delaware corporation formed as a wholly-owned subsidiary of Crane Co. in order to effectuate the reorganization merger. Prior to the reorganization merger, Crane Holdings will have no property, assets, liabilities or operations, other than those incident to its formation. Crane Holdings is not currently subject to any legal proceedings.

Crane Transaction Company, LLC

100 First Stamford Place

Stamford, Connecticut 06902

Telephone: (203) 363-7300

Merger Sub is a Delaware limited liability company formed as a wholly-owned subsidiary of Crane Holdings in order to effectuate the reorganization merger. Prior to the reorganization merger, Merger Sub will have no property, assets, liabilities or operations, other than those incident to its formation. Merger Sub is not currently subject to any legal proceedings.

The Reorganization (Page 81)

Following the adoption and approval of the Holding Company Proposal by the requisite Crane Co. stockholders and the satisfaction or waiver of the other conditions specified in the Reorganization Agreement (which are described below), Crane Co. will merge with Merger Sub, with Crane Co. surviving the merger as a wholly-owned subsidiary of Crane Holdings. We refer to the merger of Crane Co. with Merger Sub, with Crane Co. surviving the merger as a wholly-owned subsidiary of Crane Holdings, as the “reorganization merger.”

The result of the reorganization merger will be that Crane Co. will become a wholly-owned subsidiary of Crane Holdings. Crane Holdings will be the publicly traded holding company of its subsidiaries, including Crane Co.

Following the reorganization merger, Crane Holdings intends for Crane Co. (which will, as of that time, be a wholly-owned subsidiary of Crane Holdings) to convert from a Delaware corporation to a Delaware limited liability company. We refer to the reorganization merger and the transactions described in this paragraph collectively as the “reorganization.”

Following the reorganization, additional steps may be taken to align our corporate structure with our business operations and liability management strategy, but such steps are not considered part of the reorganization for purposes of this Proxy Statement/Prospectus.

Reasons for the Reorganization; Recommendation of the Crane Co. Board (Page 83)

At a meeting of the Board held on Monday, February 28, 2022, the Board concluded that the reorganization is advisable, determined that the terms of the Reorganization Agreement are advisable, fair to and in the best interests of Crane Co. and its stockholders and adopted and approved the Reorganization Agreement. The Board recommends a vote “FOR” the adoption and approval of the Holding Company Proposal (including the Reorganization Agreement). During the course of its deliberations, the Board consulted with management, outside legal counsel and outside tax and accounting advisors and considered a number of factors, including that the reorganization is expected to:

•

better align our corporate structure with our business objectives, including by organizing and segregating the operations, assets and current and legacy liabilities of our businesses in an efficient and strategic manner;

Summary of the Holding Company Proposal

•	provide us with enhanced strategic and business flexibility, in particular for acquiring, selling or forming other businesses, if and when appropriate and feasible; and

•	provide us with future financing flexibility in the capital markets.

What Crane Co. Stockholders Will Receive in the Reorganization Merger (Page 84)

In the reorganization merger, each outstanding share of Crane Co. common stock will be converted automatically into one share of Crane Holdings common stock. Immediately after the completion of the reorganization merger, Crane Holdings will own all of Crane Co.’s common stock and each share of Crane Holdings common stock now held by Crane Co. will be cancelled.

In addition, each outstanding option to purchase shares of Crane Co. common stock, if not exercised before the completion of the reorganization merger, will be adjusted automatically into an option to acquire, at the same exercise price, an identical number of shares of Crane Holdings common stock. Each outstanding restricted share unit, performance-based restricted share unit and deferred stock unit, in each case, for shares of Crane Co. common stock will be adjusted automatically into a corresponding restricted share unit, performance-based restricted share unit and deferred stock unit, in each case, for an identical number of shares of Crane Holdings common stock. Except as set forth in the immediately preceding two sentences, all such equity awards will continue to have the same terms and conditions as applied immediately prior to the reorganization merger.

In addition, in connection with the reorganization merger, Crane Holdings will assume each of the existing stock-based compensation plans, which include Crane Co.’s 2013 Stock Incentive Plan, as amended and Crane Co.’s 2018 Stock Incentive Plan, as amended (collectively, the “Crane Co. Stock Plans”) and the shares available for issuance under the Crane Co. Stock Plans will be adjusted in accordance with the terms of the respective plans to reflect shares of Crane Holdings common stock.

On the Record Date, there were outstanding [·] shares of Crane Co. common stock and [·] unvested restricted share units, [·] unvested performance-based restricted share units and unvested [·] deferred stock units, as well as options to acquire an aggregate of [·] shares of Crane Co. common stock.

As of the Record Date, approximately [·]% of the outstanding shares of Crane Co. common stock were held by Crane Co.’s directors and executive officers and their affiliates. We currently expect that Crane Co.’s directors and executive officers will vote their shares, and direct that the shares held in the Crane Fund (as defined below) be voted, in favor of the Holding Company Proposal, although they are under no obligation to do so.

Conditions to Completion of the Reorganization Merger (Page 84)

We will complete the reorganization merger only if each of the following conditions is satisfied or waived:

•

absence of any stop order suspending the effectiveness of the registration statement, of which this Proxy Statement/Prospectus forms a part, relating to the shares of Crane Holdings common stock to be issued in the reorganization merger;

•	adoption and approval of the Holding Company Proposal by the affirmative vote of a majority of the issued and outstanding shares of Crane Co. stock entitled to vote at the Annual Meeting;

•	receipt of approval for listing on the NYSE of shares of Crane Holdings common stock to be issued in the reorganization merger;

•	absence of any order or proceeding that would prohibit or make illegal completion of the reorganization merger; and

•

receipt by Crane Co. and Crane Holdings of a legal opinion of Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”) regarding the qualification of the reorganization as a “reorganization” within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the “Code”), for U.S. federal income tax purposes.

Summary of the Holding Company Proposal

Deferral and Abandonment; Termination of Reorganization Agreement (Page 85)

We may defer or abandon the reorganization merger prior to the effective time of the reorganization merger (including by terminating the Reorganization Agreement) or all or any part of the reorganization, even after adoption and approval by our stockholders, if we determine that for any reason the completion of all or such part of the reorganization would be inadvisable or not in the best interests of our Company and our stockholders.

Board of Directors and Executive Officers of Crane Holdings Following the Reorganization Merger (Page 85)

The Board of Directors of Crane Holdings following the reorganization merger will consist of the same persons comprising the Board of Crane Co. immediately prior to the reorganization merger. Similarly, the executive officers of Crane Holdings following the reorganization merger will be the same as those of Crane Co. immediately prior to the reorganization merger.

U.S. Federal Income Tax Considerations (Page 85)

The reorganization is intended to be a tax-free transaction under U.S. federal income tax laws. Accordingly, we expect that you will not recognize any gain or loss for U.S. federal income tax purposes upon your receipt of Crane Holdings common stock in exchange for your shares of Crane Co. common stock in the reorganization merger. See “Item 4: The Holding Company Proposal—U.S. Federal Income Tax Considerations” on page 85 for more information.

Markets and Market Prices

Crane Holdings common stock is not currently traded on any stock exchange. Crane Co. common stock is traded under the ticker symbol “CR” on the NYSE, and we expect Crane Holdings common stock to continue to trade on the NYSE under the ticker symbol “CR” following the reorganization merger. On February 25, 2022, the last trading day before the announcement of the Holding Company Proposal, the closing price per Crane Co. share was $101.56. On [·], 2022, the most recent trading day for which prices were available, the closing price per Crane Co. share was $[·].

Appraisal Rights (Page 88)

Under Delaware law, Crane Co.’s stockholders do not have appraisal rights with respect to the reorganization merger.

Certain Financial Information

We have not included pro forma financial comparative per share information concerning Crane Co. that gives effect to the reorganization merger because, immediately after the completion of the reorganization merger, the consolidated financial statements of Crane Holdings will be the same as Crane Co.’s consolidated financial statements immediately prior to the reorganization merger, and the reorganization merger will result in the conversion of each share of Crane Co. common stock into one share of Crane Holdings common stock. In addition, we have not provided financial statements of Crane Holdings because, prior to the reorganization merger, it will have no properties, assets, liabilities or operations other than those incident to its formation. We have incorporated by reference our Annual Report on Form 10-K for the year ended December 31, 2021, as well as other filings with the SEC. See “Incorporation of Certain Documents by Reference” on page 111 for more information.

RISK FACTORS RELATED TO THE HOLDING COMPANY PROPOSAL

In considering whether to vote in favor of the Holding Company Proposal, you should consider all of the information we have included in this Proxy Statement/Prospectus, including the description in “Item 4: The Holding Company Proposal” on page 81, the Appendices to this Proxy Statement/Prospectus, and all of the information included in the documents we have incorporated by reference, including our Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and the risk factors described therein and in the other documents incorporated by reference. See “Where You Can Find Additional Information” on page 111 and “Incorporation of Certain Documents by Reference” on page 111 for more information.

In addition, you should pay particular attention to the risks described below.

The Board may choose to terminate the Reorganization Agreement or defer or abandon the reorganization.

The Reorganization Agreement may be terminated and completion of all or any part of the reorganization may be deferred or abandoned, at any time, prior to the effective time of the reorganization merger, by action of the Board, whether before or after the Annual Meeting. While we currently expect the reorganization merger to take place on or about June 2022, assuming that the Holding Company Proposal is adopted and approved at the Annual Meeting, the Board may terminate the Reorganization Agreement or defer completion or abandon all or any part of the reorganization, even after adoption and approval by our stockholders, but prior to the effective time of the reorganization merger, if the Board determines that completion of all or such part of the reorganization would be inadvisable or not in the best interests of our Company and our stockholders.

We may not obtain the expected benefits of the reorganization.

We believe the reorganization will provide us with benefits in the future. These expected benefits may not be obtained if market conditions or other circumstances prevent us from taking advantage of the strategic, business and financial flexibility that we believe the reorganization will afford us. As a result, we may incur the costs of creating the holding company structure without realizing the possible benefits.

The proposed reorganization may result in substantial direct and indirect costs, whether or not it is completed.

Implementing the reorganization may result in substantial direct costs. These costs and expenses are expected to consist primarily of attorneys’ fees, tax advisors’ fees, accountants’ fees, filing fees and financial printing expenses, which are expected to be substantially incurred prior to the vote of our stockholders, as well as costs related to our indebtedness and contractual relationships as detailed immediately below. The reorganization may also result in certain indirect costs by diverting the attention of our management and employees from our business and by increasing our administrative costs and expenses. The reorganization may also result in certain state transfer or other taxes.

The market for Crane Holdings shares may differ from the market for Crane Co. shares.

Although it is anticipated that the Crane Holdings common shares will be authorized for listing on the NYSE, the market prices, trading volume and volatility of the Crane Holdings shares could be different from those of the Crane Co. shares.

We may not be able to clearly establish when a sale of all or substantially all of the assets has occurred under New York law.

Crane Holdings can only assume our existing indentures upon a sale of all or substantially all of Crane Co.’s assets. The meaning of “substantially all” varies according to the facts and circumstances of the subject transaction and has no clearly established meaning under New York law, which is the law that governs our existing indentures. This ambiguity as to when a sale of substantially all of our assets has occurred may result in uncertainty regarding whether the existing

Risk Factors Related to the Holding Company Proposal

indentures will be transferred to Crane Holdings with Crane Co.’s other assets. If the reorganization merger does not constitute a sale of all or substantially all of our assets, the existing indentures will remain with Crane Co.

The reorganization merger would result in an Event of Default under our 2021 Facility (as defined below). We expect to seek waivers or amendments to the 2021 Facility to avoid any such Event of Default. We may be required to pay fees or agree to changes to the terms of the 2021 Facility in connection with such waivers or amendments.

The reorganization merger would result in an Event of Default (as defined in the 2021 Facility) under our $650 million, 5-Year Revolving Credit Agreement (the “2021 Facility”), by and among Crane Co., CR Holdings C.V., a Dutch limited partnership and wholly-owned subsidiary of Crane Co., the banks party thereto as lenders, JPMorgan Chase Bank, N.A., as administrative agent, Wells Fargo Bank, National Association, as syndication agent, and HSBC Bank USA, National Association, U.S. Bank National Association and Bank of America, N.A., as documentation agents. We expect to seek waivers or amendments to the 2021 Facility to avoid any such Event of Default. However, there can be no assurance that we will be able to obtain the necessary waivers or amendments. In any case, we may be required to pay fees or agree to changes to the terms of the 2021 Facility in connection with such waivers or amendments.

Any consent, non-renewal, termination or other similar rights under any of our contracts that are triggered by the reorganization could have an adverse effect on our operations and financial performance.

Our relationships with our customers, suppliers, landlords, employees and other third parties are typically governed by written contracts. Certain of these contracts may include provisions that would permit the third party to terminate or modify the contract, or that would require its consent under the terms of the contract, as a result of the reorganization merger or other aspects of the reorganization. In those situations, we may need to negotiate with the applicable third party to obtain a consent or waiver of a contractual right, and the third party may fail to grant the consent or waiver or impose new terms or conditions that are adverse to us in connection with doing so. Any such terminations, unfavorable renegotiation or changes in the terms of our third party contracts following the reorganization could have an adverse effect on our business and operations, including product or service availability and cost, and on our financial performance and results of operations.

As a holding company, Crane Holdings will depend in large part on its operating subsidiaries to satisfy its obligations.

After the completion of the reorganization merger, Crane Holdings will be a holding company with no business operations of its own, other than those that are operated by Crane Co. as of immediately prior to the reorganization merger (which Crane Co. expects will generally be assigned to Crane Holdings promptly following the reorganization merger). Its only other significant assets will be the outstanding capital stock of its subsidiaries. As a result, it will rely on funds from its current subsidiaries and any subsidiaries that it may form or acquire in the future to meet its obligations.

ITEM 1: ELECTION OF DIRECTORS

PROPOSAL 1 The Board recommends voting FOR each of the Director Nominees

Crane Co. Board Composition

Our Corporate Governance Guidelines provide that the Board should generally have from nine to twelve directors, a substantial majority of whom must qualify as independent directors under the listing standards of the NYSE. In addition, the Guidelines provide that any director who has attained the age of 75 as of the record date for the annual meeting of stockholders shall tender his/her resignation from the Board.

The Board currently consists of ten members, nine of whom are independent. Donald G. Cook, who has been a member of the Board since 2005, has attained the age of 75 as of the Record Date and, in accordance with the Company’s Director retirement policy, will retire from the Board effective as of the Annual Meeting.

The nine directors whose terms will expire at the time of the Annual Meeting, but will serve until their successors are duly elected and qualified, are Martin R. Benante, Michael Dinkins, Ronald C. Lindsay, Ellen McClain, Charles G. McClure, Jr., Max H. Mitchell, Jennifer M. Pollino, John S. Stroup, and James L. L. Tullis.

The Board has nominated each of the nine non-retiring directors for re-election by the stockholders for a one-year term to expire at the 2023 annual meeting of stockholders. The Board has determined that all directors other than Mr. Mitchell are independent directors.

The Company believes a board with between nine to twelve directors is appropriate to generate a manageable diversity of thought, perspective and insight in a cost-efficient manner.

Director Nominating Procedures

The Board believes that a company’s directors should possess and demonstrate, individually and as a group, an effective and diverse combination of skills and experience to guide the management and direction of the Company’s business and affairs and to align with our long-term strategic vision. The Board has charged the Nominating and Governance Committee with responsibility for evaluating the mix of skills, experience and diversity of background of the Company’s directors and director nominees, as well as leading the evaluation process for the Board and its committees.

Criteria for Board membership take into account skills, expertise, integrity, diversity, and other qualities which are expected to enhance the Board’s ability to manage and direct Crane Co.’s business and affairs. In general, nominees for director should have an understanding of the workings of large business organizations such as Crane Co., and senior level executive leadership experience. In addition, nominees should have the ability to make independent, analytical judgments, and they should be effective communicators with the ability and willingness to devote the time and effort required to be an effective and contributing member of the Board.

A director who serves as a chief executive officer may not serve on more than two public company boards in addition to our Board, and other directors should not sit on more than four public company boards in addition to our Board. The members of the Audit Committee may not serve on more than two other audit committees of public companies. All of the director nominees are in compliance with these requirements.

The Nominating and Governance Committee has proposed, and the Board recommends, that each of the nine nominees be elected to the Board. If, before the Annual Meeting, any nominee becomes unavailable for election as a director, the elected directors may make an interim vacancy appointment to the Board after the Annual Meeting, or the Board may reduce the number of directors to eliminate the vacancy.

Item 1: Election of Directors

Board Composition

Our Board takes an active and thoughtful approach to board composition and is focused on building and maintaining a diverse board. In conducting its annual review of director skills and Board composition, the Nominating and Governance Committee determined and reported to the Board its judgment that the Board as a whole demonstrates a diversity of organizational and professional experience, education, skills, and other personal qualities and attributes that enable the Board to perform its duties in a highly effective manner. The Company is proud to have such a diverse Board, including with respect to gender and ethnicity.

Board Snapshot

Age	Tenure	Diversity

Board Skills and Experience

Our individual Board members have a wide range of skills and experience from within and outside our industry, giving them diverse perspectives from which to oversee the Company’s strategy of manufacturing a broad range of highly engineered industrial products in markets where we have competitive differentiation and scale, and growing the business globally organically and through domestic and international acquisitions. Our Board members possess expertise in, among other things, acquisitions and other business combinations, diversified industrial operations and manufacturing, international business, corporate finance, human capital management, and organizational leadership.

Summary of Board Skills and Experience

Public company multinational CEO experience	●	●			●	●		●

Public company multinational CFO experience		●

General finance acumen	●	●	●	●	●	●	●	●	●

Corporate governance/board experience	●	●	●	●	●	●	●	●	●

Mergers & acquisitions	●	●	●	●	●	●	●	●	●

Manufacturing operations	●	●	●		●	●	●	●

Expertise with one or more of Crane Co.’s end markets	●		●		●	●	●

Intellectual capital development (human capital)	●	●	●	●	●	●	●	●	●

Independent

Self-Identified Race/Ethnicity

African American		●		●

White Caucasian	●		●		●	●	●	●	●

Self-Identified Gender

Male	●	●	●		●	●		●	●

Female				●			●

The Board Composition and Board Skills and Experience sections above reflect the Board’s nine director nominees. Donald G. Cook is retiring as of the Annual Meeting and, therefore, is not included in the above skills matrix.

Item 1: Election of Directors

Board of Directors Nominees

Nominees to be Elected for Terms to Expire in 2023

MARTIN R. BENANTE Age: 69 Director Since: 2015	Crane Co. Committees: Audit (Chair); Nominating and Governance

Retired Chairman of the Board and Chief Executive Officer of Curtiss-Wright Corporation, Charlotte, NC (supplier of highly engineered products and services to commercial, industrial, defense, and energy markets), having served from 2000 to 2015.

Other Directorships:

•  Curtiss-Wright Corporation from 1999 to 2015

Relevant Skills and Experience:

•  Strategic, operational, and managerial expertise gained through a more than 35-year career with a leading industrial manufacturer of highly engineered products in critical service applications, serving markets similar to those of the Company

•  CEO of a publicly traded company with international operations

•  Expertise in domestic and international mergers and acquisitions, and in the global integration of acquired companies

MICHAEL DINKINS Age: 67 Director Since: 2019	Crane Co. Committees: Audit; Nominating and Governance

Retired Executive Vice President and Chief Financial Officer, Integer Holdings Corporation, Plano, TX (leader in advanced medical device outsourcing).

Other Directorships:

•  The Shyft Group since 2020

•  Community Health Systems, Inc. since 2017

Relevant Skills and Experience:

•  Sophisticated financial expertise acquired through public company chief financial officer, chief executive officer and financial, IT and internal audit roles

•  Significant experience with complex leveraged refinancing and equity financing (initial public offering and secondary markets) transactions

•  CEO of a publicly traded company with international operations

•  Expertise in the global integration of acquired companies

•  National Association of Corporate Directors – Directorship Certification®

Note: Age calculations for all directors are as of the Record Date.

Item 1: Election of Directors

RONALD C. LINDSAY Age: 63 Director Since: 2013	Crane Co. Committees: Audit; Management Organization and Compensation

Retired Chief Operating Officer of Eastman Chemical Company, Kingsport, TN (manufacturer of specialty chemicals, plastics, and fibers). Chief Operating Officer from 2013 to 2016, and Executive Vice President, Specialty Fluids and Intermediates, Fibers, Adhesives and Plasticizers Worldwide Engineering, Construction and Manufacturing Support, from 2011 to 2013. Positions of increasing responsibility with Eastman Chemical Company from 1980, including Senior Vice President from 2006 to 2009 and Executive Vice President from 2009 to 2013.

Relevant Skills and Experience:

•  Corporate strategy, operational, sales, and manufacturing expertise gained by extensive senior executive experience with Eastman Chemical Company, a leading chemical manufacturer served by the Company’s Process Flow Technologies segment

ELLEN MCCLAIN Age: 57 Director Since: 2013	Crane Co. Committees: Audit; Management Organization and Compensation

Chief Operating Officer, since 2021, and Chief Financial Officer from 2015 to 2021, Year Up, Boston, MA (not-for-profit provider of job training services). Senior management and financial positions with New York Racing Association, Inc., Ozone Park, NY (operator of thoroughbred racetracks), including President from 2012 to 2013. Vice President, Finance of Hearst-Argyle Television, Inc., New York, NY (operator of local television stations) from 2004 to 2009.

Other Directorships:

•  Horseracing Integrity and Safety Authority since 2021

Relevant Skills and Experience:

•  Financial, operational and organizational expertise gained as chief financial officer, chief operating officer, and president of public and private enterprises

•  Broad experience as a senior executive with responsibility for organizational direction and development, financial expertise, and intellectual capital

Item 1: Election of Directors

CHARLES G. MCCLURE, JR. Age: 68 Director Since: 2017	Crane Co. Committees: Management Organization and Compensation; Nominating and Governance

Managing Partner of Michigan Capital Advisors, Bloomfield, MI (private equity firm investing in Tier 2 and 3 global automotive and transportation suppliers). Prior to co-founding Michigan Capital Advisors in 2014, served from 2004 to 2013 as Chairman of the Board, CEO and President of Meritor, Inc., Troy, MI (leading global supplier of drivetrain, mobility, braking, and aftermarket solutions for commercial vehicle and industrial markets).

Other Directorships:

•  3D Systems since 2017; Chairman since 2018

•  Penske Corporation since 2013

•  DTE Energy Company since 2012

Relevant Skills and Experience:

•  More than 35 years of experience in corporate strategy, manufacturing, sales, operational, and intellectual capital expertise in various industries, including transportation

•  Proven leadership skills with over 20 years of experience as chief executive officer, president, and director of major domestic and international corporations, as well as a member of the boards of various industry organizations

MAX H. MITCHELL Age: 58 Director Since: 2014	Crane Co. Committees: Executive

President and Chief Executive Officer of the Company since 2014; President and Chief Operating Officer from 2013 to 2014; Executive Vice President and Chief Operating Officer from 2011 to 2013; Group President, Process Flow Technologies segment of the Company from 2005 to 2012.

Other Directorships:

•  Lennox International, Inc. since 2016

•  Manufacturers Alliance for Productivity and Innovation

Relevant Skills and Experience:

•  Comprehensive knowledge of the Company’s culture and operations gained from successive leadership positions of increasing responsibility

•  Demonstrated expertise developing and driving corporate strategy and optimizing portfolio results

•  Extensive knowledge of, and experience with, the global end markets in which the Company trades

•  Broad international and domestic M&A expertise, including successful integration of acquired companies

•  Extensive experience leveraging the Company’s intellectual/human capital management process to drive a performance-based culture

Item 1: Election of Directors

JENNIFER M. POLLINO Age: 57 Director Since: 2013	Crane Co. Committees: Audit; Management Organization and Compensation (Chair)

Executive Coach and Consultant, JMPollino LLC, Charlotte, NC since 2012. Executive Vice President, Human Resources and Communications, Goodrich Corporation, Charlotte, NC (aerospace products manufacturer) from 2005 to 2012. Prior positions at Goodrich included President and General Manager of Goodrich Aerospace’s Aircraft Wheels & Brakes Division and of its Turbomachinery Products Division, and Vice President and General Manager of Goodrich Aerospace, Aircraft Seating Products.

Other Directorships:

•  Hubbell Incorporated since 2020

•  Kaman Corporation since 2015; Lead Independent Director since 2021

•  Wesco Aircraft Holdings, Inc. from 2014 to 2020

•  National Association of Corporate Directors since 2021

Relevant Skills and Experience:

•  Broad experience as an aerospace industry senior executive with responsibility for corporate governance, intellectual capital, and organizational issues, as well as financial and operational expertise, gained in over 20 years as senior executive and general manager with a leading aerospace products company

•  Financial expertise gained as controller of savings and loan association and field accounting officer at Resolution Trust Corporation

•  Certified Public Accountant

JOHN S. STROUP Age: 55 Director Since: 2020	Crane Co. Committees: Management Organization and Compensation

Operating Advisor, Clayton, Dubilier & Rice (a global private equity manager that invests in and builds businesses) since 2020. Former President, Chief Executive Officer, and member of the board of directors from 2005 to May 2020, Chairman from 2016, and Executive Chairman from 2020 to May 2021, of Belden Inc. (a global leader in signal transmission and security solutions).

Other Directorships:

•  Tenneco since 2020

•  Zurn Water since 2008*

•  Belden, Inc. from 2005 to May 2021; Chairman from 2016 to 2020; Executive Chairman from 2020 to May 2021

Relevant Skills and Experience:

•  More than 30 years of experience in industrial manufacturing of highly engineered products and business strategy development

•  Proven leadership skills with over 15 years of experience as president, chief executive officer and director of a global leader in signal transmission and security solutions

*  In October 2021, Regal Beloit Corporation and Rexnord Corporation effected a corporate spin-off transaction resulting in two entities, Regal Rexnord Corporation and Zurn Water. The entity formerly known as Rexnord Corporation was renamed Zurn Water.

Item 1: Election of Directors

JAMES L. L. TULLIS Age: 74 Director Since: 1998	Crane Co. Committees: Executive (Chair)

Chairman, Tullis Health Investors, LLC, Palm Beach Gardens, FL (venture capital investments in the health care industry) from 1988 to the present.

Other Directorships:

•  ATEC, Inc. since 2018

•  Exagen Diagnostics, Inc. since 2015

•  Lord Abbett & Co. Mutual Funds since 2006; Chairman since 2017

•  electroCore, Inc. from 2018 to 2020

Relevant Skills and Experience:

•  Executive leadership, financial and organizational expertise gained as chief executive officer of venture capital investment group

•  Significant experience and expertise in management, strategy and governance matters gained as director of several public and private companies, including serving as chairman and on the compensation, nominating and governance, audit and executive committees of public companies

VOTE REQUIRED

Our By-laws provide that nominees for director and directors running for re-election to the Board without opposition must receive the affirmative vote of a majority of votes cast. Any director who fails to receive the required number of votes for re-election is required by Crane Co. policy to tender his or her written resignation to the Chairman of the Board for consideration by the Nominating and Governance Committee.

Item 1: Election of Directors

Independent Status of Directors

Standards for Director Independence

The listing standards of the NYSE, as well as Crane Co.’s Corporate Governance Guidelines, require that a majority of the Board be comprised of independent directors. In order for a director to qualify as independent, the Board must affirmatively determine that the director has no material relationship with Crane Co. The Board has adopted the standards set forth below in order to assist the Nominating and Governance Committee and the Board itself in making determinations of director independence. Any of the following relationships would preclude a director from qualifying as an independent director:

•

The director is or was an employee, or the director’s immediate family member is or was an executive officer, of Crane Co. other than as an interim Chairman or interim CEO, unless at least three years have passed since the end of such employment relationship.

•

The director is an employee, or the director’s immediate family member is an executive officer, of an organization (other than a charitable organization) that in any of the last three completed fiscal years made payments to, or received payments from, Crane Co. for property or services, if the amount of such payments exceeded the greater of $1 million or 2% of the other organization’s consolidated gross revenues.

•

The director has received, or the director’s immediate family member has received, direct compensation from Crane Co., if the director is a member of the Audit Committee or the amount of such direct compensation received during any twelve-month period within the preceding three years has exceeded $120,000 per year, excluding (i) director and committee fees and pension and other forms of deferred compensation for prior services (so long as such compensation is not contingent in any way on continued service); (ii) compensation received as interim Chairman or CEO; or (iii) compensation received by an immediate family member for service as a non-executive employee of Crane Co.

•

The director is a current partner of or employed by, or the director’s immediate family member is a current partner of, or an employee who personally works on the audit of Crane Co. at, a firm that is the internal or external auditor of Crane Co., or the director was, or the director’s immediate family member was, within the last three years a partner or employee of such a firm and personally worked on the Crane Co. audit at that time.

•

The director is or was employed, or the director’s immediate family member is or was employed, as an executive officer of another organization, and any of Crane Co.’s present executive officers serves or served on that other organization’s compensation committee, unless at least three years have passed since the end of such service or the employment relationship.

•

The director is a member of a law firm, or a partner or executive officer of any investment banking firm, that has provided services to Crane Co., if the director is a member of the Audit Committee or the fees paid in any of the last three completed fiscal years or anticipated for the current fiscal year exceed the greater of $1 million or 2% of such firm’s consolidated gross revenues.

The existence of any relationship of the type referred to above, but at a level lower than the thresholds referred to, does not, if entered into in the ordinary course of business, preclude a director from being independent. The Nominating and Governance Committee and the Board review all relevant facts and circumstances before concluding that a relationship is not material or that a director is independent. Specifically, the Committee’s evaluation process includes the review of (i) direct and indirect relationships between directors and the Company, (ii) a report of transactions with director affiliated entities, (iii) director responses to annual questionnaires, and (iv) Code of Business Conduct and Ethics compliance certifications. In addition, the Nominating and Governance Committee reviews and must approve all charitable contributions in excess of $10,000 made by the Company or through one of the following three independent charitable funds: Crane Fund, Crane Fund for Widows and Children, or Crane Foundation, to any organization for which a director or his or her spouse or other immediate family member serves as a trustee, director, or officer or in any similar capacity. There were no such contributions in 2021.

Crane Co.’s Standards for Director Independence, along with its Corporate Governance Guidelines and Code of Business Conduct and Ethics, which apply to Crane Co.’s directors and to all officers and other employees, including our Chief Executive Officer, Chief Financial Officer and Controller, are available on our website at www.craneco.com/governance. See “Code of Business Conduct and Ethics” on page 35.

Item 1: Election of Directors

Independence of Directors

The Nominating and Governance Committee has reviewed whether any of the directors other than Mr. Mitchell, who is Chief Executive Officer of Crane Co., has any relationship that, in the opinion of the Committee, (i) is material (either directly or as a partner, stockholder, director, or officer of an organization that has a relationship with Crane Co.) and, as such, would be reasonably likely to interfere with the exercise by such person of independent judgment in carrying out the responsibilities of a director or (ii) would otherwise cause such person not to qualify as an “independent” director under the rules of the NYSE and, in the case of members of the Audit Committee and the Management Organization and Compensation Committee, the additional requirements under Sections 10A and 10C, respectively, of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the associated rules. The Nominating and Governance Committee determined that, other than Mr. Mitchell, all of Crane Co.’s current directors and all persons who served as a director of Crane Co. at any time during 2021 are independent in accordance with the foregoing standards, and the Board has reviewed and approved the determinations of the Nominating and Governance Committee.

In evaluating the independence of all directors, the Board considered all transactions in which the Company and any director had an interest, including all purchases and sales with other companies on which a director served on that company’s board. The Board determined in each case that such purchases and sales were de minimis, comprising less than 0.1% of the Company’s revenues. The Board evaluated these transactions that arose in the ordinary course of business and on the same terms and conditions available to other customers and suppliers. Furthermore, in reaching their determinations regarding the independence of the directors (other than Mr. Mitchell), the Committee and the Board applied the Standards for Director Independence described above and determined that there were no transactions that were likely to affect the independence of any director’s judgment.

Board Refreshment

At the 2017 annual meeting, our stockholders voted to declassify the Board, reducing the term of office for directors from three years to one year. In connection with this change, the Corporate Governance Guidelines were amended to increase the retirement age for directors from 72 to 75. Each director who has attained the age of 75 as of the record date for an annual meeting of stockholders is required to tender his or her resignation from the Board. The Corporate Governance Guidelines also require a director to tender his or her resignation from the Board if there is a significant change in his or her primary job responsibilities that could impact the skills or perspectives they bring to the Board. The Nominating and Governance Committee then makes a recommendation to the Board, based on a review of all the circumstances, whether the Board should accept the resignation or ask the director to continue on the Board.

The Nominating and Governance Committee will, from time to time, seek to identify potential candidates for director to sustain and enhance the composition of the Board with an appropriate balance of knowledge, experience, skills, expertise, and diversity of thought to enable Crane Co. to formulate and implement its strategic plan. In this process, the Committee will consider potential candidates proposed by other members of the Board, by management, or by stockholders, and the Committee has the sole authority to retain a search firm to assist in this process, at Crane Co.’s expense.

Once a person has been identified by the Nominating and Governance Committee as a potential candidate, the Committee, as an initial matter, may collect and review publicly available information regarding the person to assess whether the person should be considered further. Generally, if the person expresses a willingness to be considered and to serve on the Board, and the Committee believes that the person has the potential to be a good candidate, the Committee would seek to gather information from or about the person, review the person’s accomplishments and qualifications in light of any other candidates that the Committee might be considering, and, as appropriate, conduct one or more interviews with the person. In certain instances, Committee members may contact one or more references provided by the candidate or may contact other members of the business community or other persons that may have greater first-hand knowledge of the candidate’s background, skills and accomplishments. The Committee’s evaluation process does not vary based on whether or not a prospective candidate is recommended by a stockholder.

Item 1: Election of Directors

Board Effectiveness

Our Board, led by our Nominating and Governance Committee, evaluates the size and composition of our Board at least annually, giving consideration to evolving skills, diversity, perspective, and experience needed on our Board to perform its governance and oversight role as the business grows and evolves and the underlying risks change over time. Below are steps our Board has recently taken to proactively improve our Board effectiveness.

STEPS TO IMPROVE BOARD EFFECTIVENESS

•  Identify director candidates with diverse backgrounds and experiences

•  Annual Board and committee performance self-evaluations

•  Alignment of director strengths with the Company’s strategic goals and objectives

•  Director retirement policy

•  Strict over-boarding policy for directors

•  Adjust the size of the Board as appropriate

OUTCOMES

 Eightnew directors over the past nine years

 Expandedqualifications and diversity of thought, including the number of women and ethnically diverse directors, represented on the Board

 Threedirectors retired in last four years in accordance with director retirement policy

 Furtherskills added to the board include:

•  Significant international M&A experience

•  Public company CEO experience

•  Public company CFO experience

•  Military and defense expertise

Nominations by Stockholders

In considering candidates submitted by stockholders, the Nominating and Governance Committee will take into consideration the needs of the Board and the qualifications of the candidate. A stockholder proposing to nominate a director must provide certain information about the nominating stockholder and the director nominee, including the following information and must update such information as of the record date for the meeting:

•

the number of shares of Company stock, including details regarding any derivative securities, held by the nominating stockholder and the director nominee and any of their respective affiliates or associates;

•

a description of any agreement regarding how the director nominee would vote, if elected, on a particular matter, including a representation that there are no other understandings, obligations or commitments;

•

a description of any agreement with respect to compensation as a director from any person other than Crane Co., including a representation that there are no other understandings, obligations or commitments;

•	a representation that the director nominee will comply with all publicly disclosed Board policies, including those relating to confidentiality;

•	a completed questionnaire similar to the one required of existing directors, a copy of which the Corporate Secretary will provide upon request;

•	a description of any material interest the nominating stockholder has in any such nomination; and

•	any other information about the proposed candidate that would, under the SEC’s proxy rules, be required to be included in our proxy statement if the person were a nominee.

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Such notice must also be accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a director, if elected. A complete description of the requirements relating to a stockholder nomination is set forth in our By-laws (as defined below).

Any stockholder recommendation for next year’s annual meeting, together with the information described above, must be sent to the Corporate Secretary at 100 First Stamford Place, Stamford, CT 06902 and, in order to allow for timely consideration, must be received by the Corporate Secretary not less than 90 days nor more than 120 days prior to April 25, 2023.

Majority Voting for Directors and Resignation Policy

Our By-laws provide that nominees for director and directors running for re-election to the Board without opposition must receive a majority of votes cast. Any director who fails to receive the required number of votes for re-election is required by Crane Co. policy to tender his or her written resignation to the Chairman of the Board for consideration by the Nominating and Governance Committee. The Committee will consider such tendered resignation and make a recommendation to the Board concerning the acceptance or rejection of the resignation. In determining its recommendation to the Board, the Committee will consider all factors deemed relevant by the members of the Committee including, without limitation, the stated reason or reasons why stockholders voted against such director’s re-election, the qualifications of the director, and whether the director’s resignation from the Board would be in the best interests of the Company and its stockholders.

Board’s Role and Responsibilities

The Board is responsible for, and is committed to, overseeing the business and affairs of the Company and providing guidance for sound decision making, accountability and ethical professional conduct. It reviews the performance of our management and establishes guidelines and performance targets for our executive compensation program. The Board has adopted a comprehensive set of Corporate Governance Guidelines that set forth the Company’s governance philosophy, policies, and practices, and provide a framework for the conduct of the Board’s business.

Strategic Oversight

Our Board takes an active role in overseeing management’s formulation and implementation of its strategic plan. It receives a comprehensive overview of management’s strategic plan for all of the Company’s businesses at least annually, receives regular updates from consultants and other experts on the global capital markets and industrial environment, and receives periodic updates from individual businesses on their strategic plans at other regularly scheduled Board meetings throughout the year. The Board provides insight and feedback to senior management, and, if necessary, challenges management on the Company’s strategic direction. The Board also monitors and evaluates, with the assistance of the Chief Executive Officer, the Company’s strategic results, and approves all material capital allocation decisions.

Environmental, Social and Governance (“ESG”) Oversight

ESG strategies and initiatives are integrated into the purview of the Board. Our Board takes an active role in its oversight by reviewing ESG matters relevant to the Company’s business, including environmental sustainability, corporate governance and diversity, equity, and inclusion. At least annually, the Board receives a comprehensive review of management’s plan for the Company with respect to philanthropy, sustainability, and equality initiatives and reviews the Company’s prior year efforts and performance on these important issues. (See “Corporate Governance and Sustainability” on page 37). Our Board also receives periodic reports from management regarding the Company’s efforts, initiatives, and performance with respect to these metrics and is not only responsible for the oversight of the Company’s ESG commitments, but for periodically reviewing the Company’s policies and practices regarding ESG matters.

Item 1: Election of Directors

Risk Oversight

The Board recognizes its duty to assure itself that the Company has effective procedures for assessing and managing risks to the Company’s operations, financial position, and reputation, including compliance with applicable laws and regulations. The Board has charged the Audit Committee with responsibility for monitoring the Company’s processes and procedures for risk assessment, risk management, and compliance, which includes receiving regular reports on environmental remediation activities, and on any violations of law or Company policies and resultant corrective action. The Audit Committee receives presentations regarding these matters from management at each in-person meeting (at least quarterly). The Company’s Director of Compliance and Ethics, as well as the Chief Audit Executive, has regular independent communications with the Audit Committee. The Chair of the Audit Committee reports any significant matters to the Board as part of his reports on the Committee’s meetings and activities.

The Board receives an annual presentation by management on the Company’s risk management practices. The Board also receives reports from management at each meeting regarding operating results, the Company’s asbestos liability, pending and proposed acquisition and divestiture transactions (each of which must be approved by the Board before completion), capital expenditures (material capital expenditures require Board approval), and other matters.

In addition, the Management Organization and Compensation Committee of the Board has established a process for assessing the potential that the Company’s compensation plans and practices may encourage executives to take risks that are reasonably likely to have a material adverse effect on the Company. The conclusions of this assessment are set forth in the Compensation Discussion and Analysis section under the heading “Compensation Risk Assessment” on page 62.

Coordination Among Board Committees Regarding Risk Oversight

AUDIT COMMITTEE	MANAGEMENT ORGANIZATION AND COMPENSATION COMMITTEE	NOMINATING AND GOVERNANCE COMMITTEE

• Financial reporting risk • Legal and compliance risk • Selection, performance assessment and compensation of the independent auditor • Cybersecurity risk • Fraud risk • Environmental risk

•  Performance assessment and compensation of the CEO and other executive officers

•  Management succession planning and intellectual capital development

•  Risk review of incentive compensation arrangements

• Governance risk • Independence of directors • Board succession planning • Board and committee performance evaluation

Management Succession Planning and Intellectual Capital

We have a comprehensive Intellectual Capital (“IC”) process at Crane Co. that encompasses careful and rigorous talent selection, systematic training and personalized development, and an annual assessment of performance and potential. Our Board and the Management Organization and Compensation Committee take an important role in our human capital management and the IC process. The Management Organization and Compensation Committee has the primary responsibilities for (i) assuring that the Company’s management development and succession planning policies and procedures are sound and effective, (ii) evaluating the performance of the Chief Executive Officer and other members of senior management, and (iii) regularly reporting its findings and recommendations to the Board. A key element of the IC process is the identification of management succession needs and opportunities, whether arising from natural career

Item 1: Election of Directors

growth and development, voluntary turnover, retirements, or other causes. Such management succession planning forms part of our annual strategy review process for each of our businesses, and the senior management levels are reviewed with the Board annually. The Board’s oversight and involvement in the annual review of senior management level succession needs and opportunities promotes the identification and development of a pipeline of strong performance-focused senior leaders that possess diverse skills and talents.

Stockholder Engagement

The Company regularly meets with current and potential stockholders, both to provide transparency about its operations and results, and to better understand the investment community’s perception of the Company’s performance and corporate strategy. Crane Co. typically hosts an annual investor day event during the first quarter of the year to provide a thorough review of the prior year’s results, to discuss the Company’s outlook for the current year, and to review the Company’s portfolio and capital allocation strategies. In 2021, in addition to our usual first quarter investor day event, we hosted an Aerospace & Electronics-specific investor day event in May to provide further details about the exciting growth opportunities in that segment. During 2021, the Company also participated in meetings, phone calls and video conference calls with approximately 115 different investors at conferences, during investor roadshows, and in response to direct investor inquiries.

Our Vice President of Investor Relations and/or our Chief Financial Officer provide feedback from the investor and analyst meetings formally to the Board on a quarterly basis. Additional viewpoints and commentary from investors and analysts are incorporated into our comprehensive strategic review which is presented to the Board at least annually.

Stockholder Communications with Directors

The Board has established a process to receive communications from stockholders and other interested parties. Stockholders and other interested parties may contact any member (or all members) of the Board, any Board committee, or any Chair of any such committee by mail or electronically. To communicate with the Board, any individual director or any group or committee of directors, correspondence should be addressed to the Board or any individual director or group or committee of directors by either name or title. All such correspondence should be sent to Crane Co., c/o Corporate Secretary, 100 First Stamford Place, Stamford, CT 06902. To communicate with any of our directors electronically, stockholders should use the following e-mail address: corpsec@craneco.com.

All communications received as set forth in the preceding paragraph will be opened by the office of the Corporate Secretary for the sole purpose of determining whether they contain a message to our directors. Any contents will be forwarded promptly to the addressee unless they are in the nature of advertising or promotion of a product or service, or are patently offensive or irrelevant. To the extent that the communication involves a request for information, such as an inquiry about Crane Co. or stock-related matters, the Corporate Secretary’s office may handle the inquiry directly. In the case of communications to the Board or any group or committee of directors, the Corporate Secretary’s office will make sufficient copies of the contents to send to each director who is a member of the group or committee to which the communication is addressed.

Board Structure

Board Leadership Structure

Our Corporate Governance Guidelines do not require that the roles of Chairman of the Board and Chief Executive Officer be held by different individuals, as the Board believes that effective board leadership structure can be highly dependent on the experience, skills, and personal interaction between persons in leadership roles and the needs of the Company at the time. These leadership roles are currently filled separately by our non-employee Chairman of the Board, James L. L. Tullis, who possesses extensive experience with the Company and its operations, and by our Chief Executive Officer, Max H. Mitchell. To assist in defining this leadership structure, the Board adopted a position description for the role of the non-employee Chairman of the Board, which is incorporated into our Corporate Governance Guidelines. The principal duties are as follows:

•	Provide leadership to the Board and ensure that each director is making an appropriate contribution;

•

Guide the Board’s discharge of its duties, including reviewing corporate strategy, monitoring risk management and compliance activities, and evaluating senior management performance and succession planning;

Item 1: Election of Directors

•	Maintain an effective relationship with the Chief Executive Officer and act as a liaison between the Chief Executive Officer and the Board;

•	Chair meetings of the Board and the annual meeting of stockholders;

•	Organize and approve the agendas for Board meetings based on input from directors and the Chief Executive Officer; and

•	Conduct a performance evaluation of the Board.

The Board will continue to monitor and assess its leadership structure to ensure it best serves the needs of the Company and its stockholders.

Item 1: Election of Directors

Committees of the Board

The Board has established an Audit Committee, a Management Organization and Compensation Committee, and a Nominating and Governance Committee. The Board has also established an Executive Committee, which meets when a quorum of the full Board cannot be readily convened. The memberships of these committees are as follows:

Roles and Responsibilities

The Audit Committee is the Board’s principal agent in fulfilling legal and fiduciary obligations with respect to matters involving Crane Co.’s accounting, auditing, financial reporting, internal control, legal compliance functions and conflicts of interest. The Audit Committee has the authority and responsibility for the appointment, retention, compensation, and oversight of our independent auditors.

Independence

All members of the Audit Committee meet the independence and expertise requirements of the NYSE, and all qualify as “independent” under the provisions of SEC Rule 10A-3. In addition, the Board has determined that each of Mr. Benante, Mr. Dinkins, Ms. McClain, and Ms. Pollino is an “audit committee financial expert” as defined in regulations of the SEC. The Audit Committee met four times in 2021. The Audit Committee’s report appears beginning on page 42.

Audit Committee Chair M. R. Benante Members M. Dinkins R. C. Lindsay E. McClain J. M. Pollino

Roles and Responsibilities

The duties of the Management Organization and Compensation Committee include: coordinating the annual evaluation of the Chief Executive Officer; recommending to the Board all actions regarding compensation of the Chief Executive Officer; approving the compensation of other executive officers and reviewing the compensation of other officers and business unit presidents; reviewing director compensation; administering the annual incentive compensation plans and stock incentive plan; reviewing and approving any significant changes in or additions to compensation policies and practices, including benefit plans; and reviewing management development and succession planning policies.

Independence

All members of the Management Organization and Compensation Committee meet the independence requirements of the NYSE. The Management Organization and Compensation Committee met six times in 2021. The Management Organization and Compensation Committee’s report appears on page 65.

Management Organization and Compensation Committee Chair J. M. Pollino Members D. G. Cook* R. C. Lindsay E. McClain C. G. McClure, Jr. J. S. Stroup

Item 1: Election of Directors

Roles and Responsibilities

The duties of the Nominating and Governance Committee include developing criteria for selection of and identifying potential candidates for service as directors, policies regarding tenure of service and retirement for members of the Board, and responsibility for and oversight of corporate governance matters, including director independence.

Independence

All members of the Nominating and Governance Committee meet the independence requirements of the NYSE. The Nominating and Governance Committee met three times in 2021.

Nominating and Governance Committee Chair* D. G. Cook Members M. R. Benante M. Dinkins C. G. McClure, Jr.

Roles and Responsibilities

The Board has also established an Executive Committee, which meets when a quorum of the full Board cannot be readily convened. The Executive Committee may exercise any of the powers of the Board, except for approving an amendment of the Certificate of Incorporation or By-laws; adopting an agreement of merger or sale of all or substantially all of Crane Co.’s assets or dissolution of Crane Co.; filling vacancies on the Board or any committee thereof; or electing or removing officers. The Executive Committee did not hold any meetings during 2021.

Executive Committee Chair J. L. L. Tullis Members D. G. Cook* M. H. Mitchell

* Donald G. Cook will remain Chair of the Nominating and Governance Committee and a member of the Executive Committee and Management Organization and Compensation Committee until his retirement at the Annual Meeting, at which time the Board will appoint a new Chair for the Nominating and Governance Committee and make other Committee membership adjustments as appropriate.

Executive Sessions of Non-Management Directors

All seven of the meetings of the Board during 2021 included executive sessions without management present, presided over by James L. L. Tullis, Chairman of the Board. Crane’s Corporate Governance Guidelines require our non-management directors to meet in executive session without management on a regularly scheduled basis, but not less than two times a year. The Chairman of the Board presides at executive sessions, unless he or she is a member of management, in which case the presiding person at executive sessions rotates on an annual basis among the Chairs of the Nominating and Governance Committee, the Audit Committee, and the Management Organization and Compensation Committee. If the designated person is not available to chair an executive session, then the non-management directors select a person to preside.

Item 1: Election of Directors

Board Meetings and Attendance

The Board met seven times during 2021. Each director attended 100% of the Board and Committee meetings held in the period during which he or she was a director and Committee member. In addition, it is Crane Co.’s policy that each of our directors attend our annual meetings either in person or telephonically; all members of the Board were present at the 2021 annual meeting.

Board Processes

Board and Committee Evaluation Process

Board and committee evaluations play a critical role in ensuring the effective functioning of the Board. It is essential to monitor the Board, committee, and individual director performance and consider and act upon the feedback provided by each Board member. The Nominating and Governance Committee, in consultation with the Chairman of the Board, is charged with facilitating an annual self-assessment of the Board’s performance, as well as an annual self-assessment undertaken by each committee of the Board. The multistep evaluation process begins with a questionnaire, and includes discussions with the Chairman and Board members, and discussions between Committee Chairs and the members of their respective committee. The results are provided to the full Board, and the Board’s policies and practices are updated as appropriate to reflect director feedback.

Director Education

It is important for directors to stay current and informed on developments in corporate governance best practices in order to effectively discharge their duties. Our directors are provided updates on corporate governance developments at regularly scheduled board meetings and are encouraged to participate in programs offered by nationally recognized organizations that specialize in director education. The Company reimburses its directors for their reasonable costs and attendance fees to participate in such programs.

Code of Business Conduct and Ethics

Crane Co. is committed to conducting its business in compliance with all applicable laws, rules and regulations and in accordance with the highest standards of business ethics. Accordingly, the directors, officers and all Company employees are required to act in accordance with Crane Co.’s Code of Business Conduct and Ethics. Our Code of Business Conduct and Ethics covers many areas of professional ethical conduct, including the protection and proper use of Company assets, confidentiality, conflicts of interest, compliance with laws and fair dealing with competitors, employees and other Company stakeholders. A copy of the Code of Business Conduct and Ethics is available on our website at www.craneco.com/governance.

Conflicts of Interest; Transactions with Related Persons

Crane Co. has established two Conflict of Interest Policies: CP-103, to which all officers and salaried employees are subject, and CP-103D, to which non-employee directors are subject. Those who are subject to the policies are required to disclose to the General Counsel in writing each outside relationship, activity, and interest that creates a potential conflict of interest, including prior disclosure of transactions with third parties. The General Counsel will determine whether the matter does or does not constitute an impermissible conflict of interest, or may in his or her discretion refer the question to the Audit Committee, which is responsible for reviewing significant conflicts of interest involving directors or executive officers and/or the Nominating and Governance Committee, which is responsible for reviewing director nominee independence requirements. The respective Committees will review the facts and make a recommendation to the Board. All directors, executive officers, and other salaried employees are required to certify in writing each year whether they are personally in compliance with CP-103 or CP-103D, as applicable, and whether they have knowledge of any other person’s failure to comply. In addition, each director and executive officer is required to complete an annual questionnaire which calls for disclosure of any transactions above a stated amount in which the director or officer or any member of his or her family has a direct or indirect material interest. The Board is of the opinion that these procedures in the aggregate are sufficient to allow for the review, approval, or ratification of any “Transactions with Related Persons” that would be required to be disclosed under applicable SEC rules.

Item 1: Election of Directors

Company Policy Regarding Hedging Transactions

Crane Co.’s Policy on Trading in Company Stock prohibits members of the Board or directors, executive officers, and certain other employees designated as “Employee Insiders” (generally, employees involved in compiling or having access to monthly operating forecasts or other Company-wide financial information) from engaging in any hedging transactions. The policy applies to any transaction that allows the individual to continue to own the covered securities, but without the full risks and rewards of ownership, such as zero-cost collars and forward sale contracts. The policy applies to any Company stock owned by the individual, whether acquired through equity compensation awards or otherwise.

Corporate Governance Documents

The Board has adopted Corporate Governance Guidelines which reflect the Board’s commitment to monitor the effectiveness of policy-making and decision-making at both the Board and management levels, with a view to enhancing long-term stockholder value. The Corporate Governance Guidelines are available on our website at www.craneco.com/investors/corporate-governance.

Copies of the charters of the Board committees are available on our website at www.craneco.com/CharterAudit; www.craneco.com/CharterCompensation; and www.craneco.com/CharterNominating, respectively.

Item 1: Election of Directors

Corporate Governance and Sustainability

We value global diversity, respect human rights and the rule of law, and recognize environmental management among our highest priorities throughout the corporation. In embracing this important topic, we have established a senior management committee and created a management position to identify and track metrics on philanthropy, sustainability and equality. This committee publishes a separate report on the Company’s efforts and performance with respect to philanthropy, sustainability, and equality, which can be found at www.craneco.com/pse. In addition to the details to be found in that report, following are examples of our actions and policies aimed at health and safety, philanthropy, diversity and inclusion, protecting the environment, governance and ethics, and supply chain management.

Health & Safety

•  Strongly committed to the health and safety of our associates, and strive to continuously reduce the incidence and severity of job-related injuries

•  Utilize safe technologies, training programs, effective risk management practices, and sound science in our operations to minimize risk to our associates

Philanthropy

•  Embrace philanthropy around the world, providing paid time off to our associates from their work schedules to volunteer and support charitable causes important to our local teams

•  Annually facilitate the donation of more than $17 million through three independent charitable funds (the largest of which is also our largest shareholder), to former associates in need, to local organizations in the communities where our businesses operate, and in support of important global relief efforts

Diversity & Inclusion

•  Commitment to diversity on our Board, and across our global workforce, with a focus on developing an inclusive and high-performance culture with trust and respect

•  Focused development for our associates leveraging a structured intellectual capital process with constructive reviews and various talent/leadership development initiatives endorsed by the executive management team

Protecting the Environment

•  Comply with all applicable environmental laws governing the use, storage, discharge, and disposal of hazardous or toxic material

•  Seek to improve the operation of our facilities through the efficient use of energy and sustainable use of renewable resources, and commitment to waste reduction, recycling, reducing water usage and carbon emissions, and implementing responsible waste disposal practices

Governance & Ethics

•  Annual review of Corporate Governance Guidelines by the Board and outside experts

•  Code of Business Conduct and Ethics adopted by our Board, as well as anti-bribery policies, and policies prohibiting the Company from engaging in the political process (associates, however, are encouraged to participate in the political process privately if they wish, on their own time and using their own resources)

•  Mandatory annual training for associates on ethics and anti-bribery

•  Maintain an actively managed, anonymous ethics hotline

Supply Chain Management

•  Regularly audit and assess our supply chain

•  Maintain a strict supplier code of conduct that sets expectations about supplier behavior with respect to compensation, hours of labor, coercion and harassment, discrimination, workplace safety, environmental protection, and commercial bribery

Item 1: Election of Directors

Compensation of Directors

Director Compensation Program

Our director compensation program is reviewed annually by the Management Organization and Compensation Committee’s independent consultant and all changes are intended to align the program with the peer group median. The members of the Board, other than Mr. Mitchell (who does not receive compensation for his services as a director), receive the following compensation:

•

A retainer of $220,000 per year ($230,000 beginning at the Annual Meeting), payable $85,000 in cash ($90,000 beginning at the Annual Meeting) and $135,000 in the form of Deferred Stock Units (“DSUs”) of equivalent value ($140,000 beginning at the Annual Meeting); the terms of DSUs are described below. A director may also elect to receive up to 100% of the cash retainer in DSUs or elect to receive all or a portion of the cash retainer in fully vested shares of Crane Co. stock;

•	A retainer of $25,000 per year for the Chair of the Audit Committee, payable in cash;

•	A retainer of $17,500 per year for each of the Chair of the Management Organization and Compensation Committee and the Chair of the Nominating and Governance Committee, payable in cash; and

•

A retainer of $10,000 per year for each member of the Audit Committee other than the Chair; $7,500 per year for each member of the Management Organization and Compensation Committee or the Nominating and Governance Committee other than the Chair; and $2,000 per year for each member of the Executive Committee other than the Chief Executive Officer, in each case, payable in cash.

No meeting fees will be paid unless the total number of meetings exceeds three more than the regularly scheduled meetings of the Board and the relevant committees. The compensation of Mr. Mitchell, who is Chief Executive Officer in addition to having been a director since January 31, 2014, is shown in the 2021 Summary Compensation Table on page 67.

Mr. Tullis, the non-employee Chairman of the Board, receives the same annual retainer as a non-employee director plus an incremental retainer of $125,000 per year ($135,000 per year beginning in April 2022), payable in cash (or up to 100% in DSUs or fully vested shares, at the election of the Chairman). The Company also has a time-sharing agreement with Mr. Tullis under which he is permitted personal use of the corporate aircraft, for which he reimburses the Company the aggregate incremental cost. See “Other Arrangements with our Named Executive Officers—Use of Company Aircraft” on page 64.

The Management Organization and Compensation Committee, which is composed solely of independent directors, has the primary responsibility for reviewing and considering any revisions to our director compensation program. The Management Organization and Compensation Committee undertook its annual review of the type and form of compensation paid to our non-employee directors in connection with their service on the Board and its committees for fiscal year 2021, and considered the results of an independent analysis completed by Frederic W. Cook & Co., Inc. (“FW Cook”). As part of this analysis, FW Cook reviewed non-employee director compensation trends and data from companies comprising the same compensation peer group used by the Management Organization and Compensation Committee in connection with its review of executive compensation. Pursuant to this compensation review process, and after considering FW Cook’s advice on industry best practice regarding the timing of equity grants, the Committee recommended and the full Board approved the increases in the retainers for Board members beginning at the Annual Meeting in April 2022, as set forth above. Further pursuant to this review, the Committee determined that no changes in the retainers for Committee Chairpersons and members were required, and sustained the current retainers set forth above. In addition, the Management Organization and Compensation Committee reviewed FW Cook’s advice, including peer group data and the substantive role of the Chairman of the Board, similarly recommended and the full Board approved an increase in the Chairman’s compensation to $135,000 effective as of the Annual Meeting.

DSUs are issued each year as of the date of the annual meeting; are forfeitable if the director ceases to remain a director until Crane Co.’s next annual meeting, except in the case of death, disability, or change in control; and entitle the director to receive an equivalent number of shares of Crane Co. stock, plus accumulated dividends, upon the director’s ceasing to be a member of the Board. In April 2021, each non-employee director received DSUs pursuant to this plan as follows: Ms. McClain received 1,594 DSUs, Mr. McClure, Jr., received 1,862 DSUs, and the remaining non-employee directors each received 1,416 DSUs.

Item 1: Election of Directors

Stock Ownership Guidelines for Directors

The Board has adopted stock ownership guidelines that require each director to hold shares of Crane Co. stock having a fair market value not less than five times the cash portion of the annual retainer for directors (currently $85,000 and increasing to $90,000 beginning at the Annual Meeting). A director must have attained this ownership level by the fifth anniversary of his or her first election as a director. As of the Record Date, all directors who had attained their fifth anniversary of service were in compliance with this ownership guideline, and each other director is making what the Board believes to be reasonable progress towards compliance with this ownership guideline.

Director Compensation in 2021

The following table shows the actual compensation in 2021 of all directors except for Mr. Mitchell, our Chief Executive Officer, whose compensation is shown in the 2021 Summary Compensation Table on page 67.

Name	Fees Earned or Paid in Cash(1) ($)	Stock Awards(2) ($)	Total ($)

M. R. Benante	113,251	155,517	268,768

D. G. Cook	107,750	176,750	284,500

M. Dinkins	100,500	143,702	244,202

R. C. Lindsay	100,500	168,582	269,082

E. McClain	89,750	178,650	268,400

C. G. McClure, Jr.	53,249	193,766	247,015

J. M. Pollino	110,500	161,448	271,948

J. S. Stroup	74,246	138,092	212,338

J. L. L. Tullis	210,000	176,750	386,750

(1)	Amounts in this column include the cash value of vested shares of Crane Co. common stock received in lieu of cash retainers at the election of the director.

(2)

Amounts shown in this column reflect the grant date fair value for awards of DSUs made during the indicated year. The grant date fair value of each DSU granted on April 26, 2021, was $95.35. The assumptions on which this valuation is based are set forth in Note 8 to the audited financial statements included in Crane Co.’s annual report on Form 10-K filed with the SEC on February 28, 2022. Awards of DSUs during 2021, all made pursuant to the 2018 Amended and Restated Stock Incentive Plan (together with any predecessor equity compensation plans of the Company, the “Stock Incentive Plan”), were as follows:

•

1,416 DSUs to each of Messrs. Benante, Cook, Dinkins, Lindsay, Stroup and Tullis, and Ms. Pollino; 1,594 DSUs to Ms. McClain; and 1,862 DSUs to Mr. McClure, Jr., on April 26, 2021 in connection with the Annual Meeting;

•

An aggregate of 216 additional DSUs to Mr. Benante; 439 additional DSUs to Mr. Cook; 91 additional DSUs to Mr. Dinkins; 353 additional DSUs to Mr. Lindsay; 281 additional DSUs to Ms. McClain; 171 additional DSUs to Mr. McClure, Jr.; 278 additional DSUs to Ms. Pollino; 32 additional DSUs to Mr. Stroup; and 439 additional DSUs to Mr. Tullis, all in connection with the payment of regular quarterly dividends of Crane Co. stock on March 10, 2021, June 9, 2021, September 8, 2021 and December 8, 2021.

Item 1: Election of Directors

Director Stock Ownership

All of the Company’s directors own stock in the Company. For more information regarding each director’s overall beneficial ownership, see “Beneficial Ownership of Common Stock by Directors and Management” on page 97. As of December 31, 2021, each non-employee director held the following aggregate number of vested and unvested DSUs:

ITEM 2: RATIFICATION OF THE SELECTION OF AUDITORS

PROPOSAL 2 The Board recommends voting FOR the Ratification of the Selection of Deloitte & Touche LLP as the Company’s independent auditors for 2022

The Board proposes and recommends that the stockholders ratify the Audit Committee’s selection of the firm of Deloitte & Touche LLP as independent auditors for Crane Co. for 2022. Deloitte & Touche LLP has been Crane Co.’s independent auditor since 1979. Although ratification of this selection is not required by law, the Board believes it is desirable as a matter of corporate governance. If the stockholders do not ratify the selection of Deloitte & Touche LLP, the Audit Committee will reconsider the appointment of Deloitte & Touche LLP as Crane Co.’s independent auditor. We expect that representatives of Deloitte & Touche LLP will attend the Annual Meeting, where they will have an opportunity to make a statement if they wish to do so and to respond to appropriate questions.

Unless otherwise directed by the stockholders, proxies that are properly executed and returned or submitted electronically will be voted for approval of the ratification of Deloitte & Touche LLP to audit our consolidated financial statements for 2022.

Annual Evaluation and Selection of Auditors

The Audit Committee (the “Committee”) is responsible to select, in its sole discretion, the firm of independent auditors to audit Crane Co.’s financial statements for each fiscal year. The Committee is also directly responsible for the appointment, compensation, retention, and oversight of the work of the independent auditors, including resolution of any disagreements that arise between management and the auditor regarding financial reporting or other audit, review or attest services for the Company. The independent auditors report directly to the Audit Committee.

The Committee annually reviews and evaluates the performance of the Company’s independent auditors. In evaluating the independent auditors, the Audit Committee considers, among other things, the quality of the independent auditor’s service, the sufficiency of its resources, its independence and objectivity, and the length of time the firm has been engaged as Crane Co.’s independent auditors.

Principal Accounting Firm Fees

Set forth below is a summary of the fees for the years ended December 31, 2021, and 2020 to Crane Co.’s principal accounting firm, Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates:

	2021	2020
	(in thousands)

Audit fees(a)	$5,540	$5,700

Audit-related fees(b)	$224	$241

Tax fees(c)	$863	$1,014

All other fees(d)	$3	$7

Total	$6,630	$6,962

(a)

Audit services consisted of: (i) audit of Crane Co.’s annual financial statements; (ii) reviews of Crane Co.’s quarterly financial statements; (iii) Sarbanes-Oxley Act, Section 404 attestation matters; and (iv) statutory and regulatory audits, comfort letters, consents, and other services related to SEC matters.

(b)	Audit-related services consisted of: (i) benefit plan audits; (ii) agreed-upon procedures reports; and (iii) financial accounting and reporting consultations.

(c)

Fees for tax compliance services totaled $473 and $521 in 2021 and 2020, respectively. Tax compliance services are services rendered based upon facts already in existence or transactions that have already occurred, to document, compute, and obtain government approval for amounts to be included in tax filings. Fees for tax planning and advice services totaled $390 and $493 in 2021 and 2020, respectively.

(d)	Fees for all other services billed consisted of fees for software licenses.

Item 2: Ratification of the Selection of Auditors

	2021	2020

Ratio of tax planning and advice fees and all other fees to audit fees, audit-related fees, and tax compliance fees	6%	8%

Percentage of non-audit services approved by the Audit Committee	100%	100%

Pre-Approval Policy and Procedures

SEC rules under the Sarbanes-Oxley Act of 2002 prohibit independent auditors of public companies from providing certain non-audit services, and require that other non-audit services be approved by the Audit Committee. The Company’s policy implementing this requirement has been in place since January 2003. That policy:

•	specifies certain types of services that our independent auditors are prohibited from performing;

•	requires that management prepare a budget for non-prohibited services at the beginning of each fiscal year, and present the budget to the Audit Committee for their approval; and

•	requires that any expenditure outside of the budget also be approved by the Audit Committee in advance.

VOTE REQUIRED

Ratification of the selection of the auditors requires the affirmative vote of a majority of the votes cast on this question at the Annual Meeting by holders of shares of common stock present in person or represented by proxy and entitled to vote at the meeting. (See Questions and Answers About These Proxy Materials and the Annual Meeting, page 102).

Report of the Audit Committee

In accordance with its written charter adopted by the Board, the Committee assists the Board in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing, and financial reporting practices of Crane Co. All the members of the Committee qualify as “independent” under the provisions of Section 10A of the Exchange Act and the rules of the SEC thereunder.

The members of the Committee are not professionally engaged in the practice of auditing or accounting and are not, and do not represent themselves to be, performing the functions of auditors or accountants. Members of the Committee rely without independent verification on the information provided to them and on the representations made by management and the independent auditors. Accordingly, the Committee’s oversight does not provide an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or appropriate internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, the Committee’s considerations and discussions referred to below do not assure that the audit of Crane Co.’s financial statements has been carried out in accordance with the standards of the Public Company Accounting Oversight Board (United States), that the financial statements are presented in accordance with generally accepted accounting principles, or that Crane Co.’s auditors are in fact “independent.”

In discharging its oversight responsibility as to the audit process, the Committee:

•

received the written disclosures and the letter from the independent auditors required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent auditors’ communications with the Committee concerning independence;

•

discussed with the independent auditors their independence, and any activities that may impact their objectivity and independence, including fees for non-audit services, and satisfied itself as to the auditors’ independence;

•	received a report on the quality control procedures of the independent auditors;

•	received and discussed a report on critical audit matters;

Item 2: Ratification of the Selection of Auditors

•

discussed with management, the internal auditors, and the independent auditors the quality and adequacy of Crane Co.’s internal controls, with particular focus on compliance with Section 404 of the Sarbanes-Oxley Act of 2002, as well as the internal audit function’s organization, responsibilities, budget, and staffing;

•	reviewed with the independent auditors and the internal auditors their respective audit plans and audit scope;

•	reviewed with management the risk assessment and risk management procedures of Crane Co., including cybersecurity risk, as well as the procedures and findings of Crane Co.’s compliance program;

•	discussed the results of the internal audit examinations;

•	discussed with the independent auditors the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and the SEC; and

•	discussed and reviewed, both with and without members of management present, the independent auditors’ examination of the financial statements.

The Committee reviewed the audited financial statements of Crane Co. as of and for the year ended December 31, 2021, with management and the independent auditors. Management is responsible for the preparation, presentation, and integrity of Crane Co.’s financial statements, Crane Co.’s internal controls and financial reporting process and the procedures designed to assure compliance with accounting standards and applicable laws and regulations. Crane Co.’s independent auditors are responsible for performing an independent audit of Crane Co.’s financial statements and expressing an opinion as to their conformity with generally accepted accounting principles.

Based on the above-mentioned review and discussions with the independent auditors, the Committee recommended to the Board that Crane Co.’s audited financial statements be included in its Annual Report on Form 10-K for the year ended December 31, 2021, for filing with the SEC.

The Committee approved a policy regarding services by Crane Co.’s independent auditors, effective January 1, 2003. Under this policy, the independent auditors are prohibited from performing certain services in accordance with Section 202 of the Sarbanes-Oxley Act of 2002. With respect to non-prohibited services to be provided by the independent auditors, the policy requires that a budget for such services be prepared by management and approved by the Committee at the beginning of each fiscal year, and any expenditure outside of the budget must also be approved by the Committee in advance. Pursuant to this policy, the Committee reviewed and approved the budget for the audit and other services to be provided by Deloitte & Touche LLP in 2022. The Committee also approved the reappointment of Deloitte & Touche LLP to serve as independent auditors; the Board concurred in such appointment and directed that this action be presented to stockholders for ratification.

Submitted by:

The Audit Committee of the

Board of Directors of Crane Co.

Martin R. Benante, Chair

Michael Dinkins

Ronald C. Lindsay

Ellen McClain

Jennifer M. Pollino

Incorporation by Reference. The Audit Committee Report in this Proxy Statement/Prospectus shall not be deemed incorporated by reference by any general statement incorporating by reference this Proxy Statement/Prospectus into any filing under the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act, and shall not be deemed filed under those Acts, except to the extent that Crane Co. specifically incorporates any such matter in a filed document by reference.

ITEM 3: ADVISORY VOTE ON COMPENSATION OF NAMED EXECUTIVE OFFICERS

PROPOSAL 3 The Board recommends voting FOR the Advisory Vote to Approve the Compensation of our Named Executive Officers

Based on the recommendation of stockholders at the Company’s 2017 annual meeting of stockholders, and the Board’s consideration of that recommendation, the Company has determined that it will hold a non-binding advisory vote to approve the compensation paid by the Company to its named executive officers every year, until the next required stockholder vote to recommend the frequency of such votes in 2023. In accordance with the requirements of Section 14A of the Exchange Act and the related SEC rules, we are asking stockholders to express their opinion on the compensation of the named executive officers in 2021, as described in the pages that follow in this Proxy Statement/Prospectus. This vote is non-binding and advisory, however, the Board will give due consideration to the opinion of the Company’s stockholders as expressed by their vote.

We believe that the compensation of our executive officers should be:

•	closely linked to the performance of the Company as a whole, the executive’s business unit (as applicable), and the individual executive;

•	aligned with the Company’s annual operating plan and long-term strategic plans and objectives;

•	attractive in the markets in which we compete for executive talent; and

•

structured so as to reward actions in accordance with the Company’s values and standards and to discourage the taking of inappropriate risks, and thereby to uphold Crane Co.’s high standards of business ethics and corporate governance.

The Compensation Discussion and Analysis beginning on page 45 explains in detail the elements of the Company’s executive compensation program with respect to our “named executive officers,” and the steps taken by the Company to ensure that the program, as implemented in 2021, was aligned with these core principles. Balancing annual and long-term compensation elements, the program directly links incentive compensation for executives with increases in stockholder value, principally by means of annual cash bonuses based on achievement of performance goals set by the Management Organization and Compensation Committee at the beginning of the year, performance-based restricted share units that vest in accordance with the Company’s total stockholder return relative to the S&P Midcap 400 Capital Goods Group over a three-year period, and stock options and time-based restricted share units that vest over a four-year period. The Company believes that this system, as put into practice under the supervision of the Management Organization and Compensation Committee, is instrumental in enabling the Company to achieve superior financial performance and investor returns.

The Board strongly endorses the Company’s actions in this regard, and recommends that stockholders vote for the following resolution:

RESOLVED, that the 2021 compensation of the named executive officers as disclosed in this Proxy Statement/Prospectus is approved by the stockholders on an advisory basis.

Unless otherwise directed by the stockholders, proxies that are properly executed and returned will be voted for the resolution. Abstentions and broker non-votes will not count as votes for or against the proposal and will not be included in calculating the number of votes in favor of the proposal.

VOTE REQUIRED

Approval of the above resolution requires the affirmative vote of a majority of the votes cast on this question at the Annual Meeting by holders of shares of common stock present in person or represented by proxy and entitled to vote at the meeting. (See “Questions and Answers About These Proxy Materials and the Annual Meeting”, beginning on page 102.)

COMPENSATION DISCUSSION AND ANALYSIS

We believe that compensation should be directly linked to performance and highly correlated to stockholder value. This section of this Proxy Statement/Prospectus explains how, under the guidance of our Management Organization and Compensation Committee (the “Committee” or “Compensation Committee”), our executive compensation program is designed and operated with respect to our “named executive officers” or “NEOs,” whose compensation is set forth in the 2021 Summary Compensation Table and other compensation tables contained in this Proxy Statement/Prospectus:

Max H. Mitchell	President and Chief Executive Officer

Richard A. Maue	Senior Vice President and Chief Financial Officer

Anthony M. D’Iorio	Senior Vice President, General Counsel and Secretary

Kurt F. Gallo	Senior Vice President

Alejandro Alcala	Senior Vice President

Executive Compensation Index

SECTION	PAGE

EXECUTIVE SUMMARY	46
This section details compensation highlights and business activities in the past year that have an impact on compensation, and a high level overview of our compensation practices.

COMPENSATION PRINCIPLES	52
This section describes our pay for performance philosophy and the principles by which our Compensation Committee has designed the incentive compensation programs.

ELEMENTS OF COMPENSATION AND 2021 DECISIONS	52

This section provides a detailed description of the elements that make up our compensation program and the rationale behind the metrics and corresponding performance targets. We also explore the principal conclusions for the Committee’s decisions.

COMPENSATION DECISION-MAKING PROCESS	59
This section outlines roles, responsibilities, and the process behind compensation decisions, as well as the means by which our peer group is reviewed and selected.

POLICIES AND PRACTICES RELATED TO OUR EXECUTIVE COMPENSATION PROGRAM	62
This section details our compensation risk assessment and varying policies in place to reinforce our commitment to the highest standards of compensation-related governance.

OTHER ARRANGEMENTS WITH OUR NAMED EXECUTIVE OFFICERS	64
This section describes other important agreements between Crane Co. and the NEOs.

Compensation Discussion and Analysis

Executive Summary

We delivered strong financial performance during 2021, setting new records for earnings from continuing operations per diluted share (“EPS”), operating margins, cash provided by operating activities from continuing operations, and free cash flow, all of which were substantially above our expectations entering the year. We delivered these strong results even though our largest end markets remain depressed, with demand still below 2019 pre-novel coronavirus (“COVID-19”) levels. Further, these record results were achieved despite numerous challenges during the year including the rapid onset of substantial inflation in early 2021, numerous supply chain disruptions, and persistent operational impacts from COVID-19 related regulations and restrictions. In addition to generating strong financial results, we continued our consistent investments in numerous strategic growth initiatives to ensure that our business remains positioned to deliver profitable and sustainable above-market growth over the long-term. The market’s view of our strong performance and continued investment for growth is reflected in our stock’s performance, with TSR outpacing the most relevant benchmark indices during 2021.

We believe that our performance is evidence of our consistent, differentiated, best-in-class execution capabilities enabled by the cadence and discipline of the Crane Business System, Crane’s strong and unique culture, and the performance of Crane’s experienced and highly capable senior management team.

We believe that investors recognized our strong performance in 2021, and that this recognition resulted in TSR higher than that of the most relevant benchmark indices during 2021. Three-year annualized TSR trailed that of the most relevant benchmark indices which reflects outperformance in 2021 that was more than offset by the stock’s relative underperformance in 2019 and 2020.

Crane Co. TSR for Periods Ending December 31, 2021

A substantial majority of the compensation for our NEOs is performance-based and thus varies with the Company’s actual performance. Consistent with the Management Organization and Compensation Committee’s continued focus on aligning pay with performance, all variable elements of management’s compensation increased compared to 2020, reflecting the strong business performance and higher relative TSR compared to the prior year.

Specifically, annual bonuses for our CEO and other corporate NEOs, which are linked to Crane’s earnings per share and free cash flow, were 200% of target in 2021 compared to 13% for the CEO (as calculated) and 50% for the NEOs (as adjusted)* in 2020, and 69.5% in 2019.

*

The 2020 compensation metrics and performance targets were established prior to (and before we could anticipate) the global disruption and impact of the COVID-19 pandemic. In lieu of making mid-year plan adjustments during the COVID-19 pandemic, the Compensation Committee instead chose to exercise its discretion at the low end of target range for the 2020 annual incentive plan payments to reconcile the low formulaic payout based on actual, pandemic-impacted financial performance with the quick and decisive actions taken by management to protect the Company’s associates, stabilize the Company’s finances, meet customer demand in a difficult operating environment, and position the Company to emerge stronger in 2021. No adjustments were made to long-term incentive awards, and there were no pandemic-related adjustments made to 2021 annual incentive plan payments.

Compensation Discussion and Analysis

The PRSUs granted to our NEOs for the three-year period 2019-2021 vested at 25% of target, which reflects the percentile ranking of the Company’s TSR relative to the TSR’s of the other constituent companies in the S&P Midcap 400 Capital Goods Group. In 2020, the PRSUs granted for the three-year period 2018-2020 vested at 0% due to below threshold performance resulting in no payout. In 2019, the PRSUs granted for the three-year period 2017-2019 vested at 61.3% of target.

2021 Performance Highlights

Record Financial Results Despite Challenging Market Conditions

Final 2021 financial results* were substantially above our original financial targets for the year, driven by a combination of a better than expected recovery in certain end markets, consistent and strong operational execution, and substantial benefits from strategic growth investments. Specifically:

•

We reported record earnings from continuing operations per diluted share (“EPS”) of $6.66, compared to $2.77 in 2020. The substantial increase in EPS was primarily a result of stronger operating profit across all three of our business segments, most notably at Payment & Merchandising Technologies. We also reported earnings from continuing operations per diluted share excluding Special Items (“Adjusted EPS”) of $6.55 compared to $3.53 in 2020.

•

Cash provided by operating activities from continuing operations was a record $467 million in 2021 compared to $284 million in 2020. Capital expenditures for continuing operations were $52 million in 2021 compared to $33 million in 2020. Free cash flow (cash provided by operating activities, less capital spending) from continuing operations was a record $415 million in 2021 compared to $251 million in 2020. The increase in free cash flow primarily reflects stronger performance across our businesses.

•

Operating margins reached a record 15.8% in 2021, compared to 8.7% in 2020. Excluding the Special Items described on page 99, operating margins reached a record 15.8%, compared to 10.8% in 2020. The improvement in operating margins was driven primarily by strong operating leverage on substantially higher sales volume, and, to a lesser extent, productivity, savings from repositioning activities, and favorable product mix.

•

Sales of $3,180 million reflect an increase of 15% compared to 2020. The increase in sales was comprised of a 12% increase in core sales, a 3% benefit from favorable foreign exchange rates, and a slight benefit from an acquisition. The increase in core sales was driven by broad-based strength across both the Payment & Merchandising Technologies and Process Flow Technologies segments, partially offset by a slight decline at Aerospace & Electronics.

Continued to Execute Against Consistent Long-Term Strategy

Despite widespread global supply chain disruptions and inflationary pressure during 2021, our long-term strategy remains unchanged. Crane Co. is a diversified manufacturer of highly engineered industrial products. We choose to compete in markets where we have competitive differentiation and scale. We will continue to leverage our resources as an integrated operating company, and to reinvest in our three large global growth platforms – Process Flow Technologies, Payment & Merchandising Technologies, and Aerospace & Electronics – both organically and through strategic acquisitions. We believe that this strategy will enable us to deliver above-median, strong free cash flow and EPS growth over time.

We will continue to execute this strategy while remaining committed to the values of our founder, R.T. Crane, who resolved to conduct business “in the strictest honesty and fairness; to avoid all deception and trickery; to deal fairly with both customers and competitors; to be liberal and just toward employees; and to put my whole mind upon the business.”

With this framework, we continued to position the Company for long-term sustainable growth during 2021 with some significant accomplishments, including the following:

*

All financial metrics are presented on a Continuing Operations basis, excluding the operations of Engineered Materials which is currently held for sale, in all periods. See “Non-GAAP Reconciliation” beginning on page 99 for more detail regarding Special Items impacting Adjusted EPS, free cash flow and adjusted operating margins, as well as a reconciliation of the non-GAAP measures used herein.

Compensation Discussion and Analysis

NEW PRODUCT DEVELOPMENT

We successfully introduced a number of new products and solutions across our portfolio during 2020 and 2021. Among others:

•

At Aerospace & Electronics, we are finishing an unprecedented period of engineering development for new, single aisle aircraft such as the Boeing 737MAX, Airbus A320neo, Embraer E2, and COMAC C919. This business continues to direct its engineering efforts towards application- and specification-based programs with a focus on emerging technologies that we expect will be necessary to support the next generation of solutions for commercial and military aircraft, radar, space applications, and groundbased tactical military vehicles; broadly, we believe all of these applications will require much higher levels of electrification and related technologies. Our investments are focused in a number of areas aligned with that theme, including high-power bidirectional power conversion, liquid cooling and other forms of thermal management, wireless sensing, advanced pumps and transmitters, landing gear monitoring and control, and advanced microwave systems.

•

The process valve business within our Process Flow Technologies segment continued to expand the breadth of its product portfolio, successfully launching products to broaden its valve portfolio. During 2021, the most notable product launch was the FK-TrieX™ valve for severe service applications. The FK-TrieX™ valve utilizes a breakthrough technology, replacing other valve technologies and providing better flow than competing solutions, superior sealing technology, and lower total cost of ownership. The process valve business also continued to successfully commercialize other products launched over the last few years including its polypropylene-lined large diameter pipe product line, a growing range of metal seated ball valves, and a family of digital pressure transmitters. Outside of the process business, our Crane Pumps & Systems business introduced its line of envie3 air-filled motors which will materially expand the range of addressable applications for its pump solutions, and it continues to expand its portfolio of SITHE chopper and BLADE grinder pump products. Our Building Services & Utilities business also continues to expand its MK3 line of pressure independent control valves, as well as its portfolio of restrained water couplings.

•

Payment & Merchandising Technologies continues to execute on a strong funnel of new product introductions expected to launch over the next year. Key accomplishments in 2021 included the development of the Alio™ Pro cashless solution for the retail market, the launch of the LINEA tabletop coffee machine, the release of BREEZETM and RAPID® HD micro-optic anti-counterfeiting solutions for the banknote market. In addition to these new product launches, this business made substantial progress with further commercialization of other recent product launches such as our PayTower™ and PayPod™ unattended retail solutions, and numerous customized self-checkout and kiosk-based solutions.

PROGRESS ON GROWTH INITIATIVES

We experienced growth across most of our portfolio during 2021. Some notable examples:

•

At Aerospace & Electronics, the overall market strengthened progressively over the course of 2021 as the industry recovered from the severe 2020 impact of COVID-19; however, on a full-year basis, the market declined due to challenging comparisons to a very strong first quarter in 2020. Our business is both benefiting from the market recovery and seeing accelerating growth from our consistent and continued investment in technology. Our growth investments over the last decade have not wavered, and we are seeing the benefits of those investments which continue to expand our addressable market and align our business with accelerating secular trends, most notably electrification. A few specific recent wins include the largest modernization and upgrade program award in our history to provide an upgraded brake control system for the F-16, and a program to provide advanced, high-accuracy, high-performance pressure sensors for a multi-platform turbofan engine application where we displaced an incumbent supplier. At our microwave business, we have more than 20 programs currently in development compared to an average of approximately five at most times over the last 10 years. Further, we have been selected for numerous demonstrator programs given our advanced capabilities across several technologies including wireless sensing to reduce aircraft weight, advanced fuel flow monitoring and management in harsh environments with extraordinary precision, engine lubrication systems that can operate at extreme pressures and temperatures, and liquid cooling systems for pure-electric and hybrid-electric propulsion.

•

At Process Flow Technologies, our 2021 sales growth of 19% included substantial contribution from numerous growth initiatives, including recent new product introductions and a consistent focus on commercial execution including our key account and channel management processes. We also continue to drive growth through localization in China, India and the Middle East, by improving the speed of product modifications to meet customer needs, and by

Compensation Discussion and Analysis

improving the efficiency of our front-end processes such as order quote times. During 2021, in certain markets, we drove incremental growth due to our lead times and product availability, even in the face of worsening supply chain disruptions over the course of the year.

•

At Payment & Merchandising Technologies, we continue to experience growth in the North American gaming market by leveraging new product introductions including the Easitrax Live™ suite of connectivity solutions and cashless gaming solutions, and with the benefit of our expanded product offering following the Cummins Allison acquisition. In the unattended retail market, we continued to expand our customer base in North America with our original equipment manufacturer customers and with end customers developing customized solutions, in Europe with our PayPod™ solution for small- and mid-sized business payment automation, and in Japan with a range of PayTower™ solutions. At Crane Currency, we continue to expand our customer base in the international banknote market, with our micro-optic security technology specified into 16 new denominations during 2021, approximately twice the number of typical annual specifications. In 2021, Crane Currency also made substantial progress expanding further into the product authentication space with its existing micro-optic security technology, including a notable partnership with Octane5 in the brand licensing sector.

CAPITAL DEPLOYMENT AND PORTFOLIO MANAGEMENT

Management also took actions during 2021 to strengthen Crane’s overall portfolio of businesses, to return cash to stockholders, and to manage its balance sheet to ensure that the Company has the optimal operational structure and financial strength necessary to drive continued growth. Specific actions included:

•

In May 2021, we signed an agreement to sell the Engineered Materials segment for $360 million. This sale will reduce Crane’s overall cyclicality and increase its blended core sales growth rate potential, while further simplifying and streamlining the Company’s portfolio of businesses.

•

We actively pursued numerous acquisitions with a focus on adding capabilities and scale. No transactions were completed during 2021 due to highly elevated market prices, and our rigorous and financially disciplined approach to acquisitions. However, we believe that our activities will lead to value additive acquisitions over time. Our funnel of acquisition targets remains robust, and we continue to actively pursue acquisitions across all three of our global growth platforms, with a priority focus on Process Flow Technologies and Aerospace & Electronics.

•

In October 2021, we announced a $300 million share repurchase authorization. The authorization reflects the strength of our current balance sheet position, challenges deploying capital on acquisitions in the current market environment, and management and the Board’s conviction in Crane’s strong medium- and long-term outlook.

•	In April 2021, we repaid in full the outstanding balance of $348 million for the 364-day term loan that we secured during the early stages of the COVID-19 pandemic.

•	In July 2021, we entered into a $650 million 5-year revolving credit agreement that replaced the prior $550 million revolving credit facility which was due to expire in 2022.

Exiting 2021, the Company’s balance sheet is strong, with no short-term debt outstanding, long-term debt of $842 million (with maturities in 2023, 2036, and 2048), and cash of $479 million, none of which reflects the expected receipt of approximately $360 million (subject to closing adjustments) in proceeds from the sale of Engineered Materials which is expected to close in the first half of 2022.

CONTINUED PROACTIVE REPOSITIONING ACTIONS

At the end of 2019, we approved additional repositioning actions in our Process Flow Technologies segment, including additional facility consolidation, to better geographically align our manufacturing footprint with customer needs. This opportunity arose as a result of continued operational improvements in certain facilities that are now able to handle higher volumes. These actions were delayed modestly as a result of COVID-19 related construction restrictions in certain regions. We expect, however, that these incremental actions will generate approximately $7 million of annual savings by 2022.

Further, in response to the COVID-19 pandemic, during 2020, we implemented gross cost reductions of approximately $105 million, approximately 40% of which were structural. The structural cost measures resulted in approximately $85 million of annualized savings in 2021.

These actions are in addition to our regular and disciplined operating cadence that drives productivity benefits. Taken together, we believe all these actions position the Company for profitable growth, and that the combination of our core,

Compensation Discussion and Analysis

underlying business prospects, along with the recent acquisitions, repositioning initiatives, and capital deployment potential, lay the groundwork for Adjusted EPS growth of approximately 10%, on average, over a multi-year period.

Compensation Framework

In December 2020, the Compensation Committee approved an adjustment to the 2021 composition of long-term incentive compensation for the CEO and other executive officers (including the NEOs), to more closely align with the Company’s Compensation Peer Group median compensation design based on data supplied by FW Cook, the Compensation Committee’s independent consultant. For 2021, the CEO’s long-term incentive mix is comprised of 55% PRSUs, 25% stock options and 20% time-based restricted share units (“TRSUs”). The other NEOs and executive officers’ adjusted long-term incentive mix is comprised of 50% PRSUs, 25% stock options and 25% TRSUs. The mix of target total direct compensation (base salary, target annual incentive awards, and long-term incentive awards) for 2021 was structured to deliver the following approximate proportions of total compensation to our CEO and the other NEOs (on average) if target levels of performance are achieved.

84% of CEO and over 65% of other NEOs Target Pay is Performance-Based

Chief Executive Officer

Totals may not sum due to rounding.

Other NEOs

Totals may not sum due to rounding.

Pay for Performance Alignment

Strong Correlation Between Pay and Performance. A substantial majority of the compensation for our NEOs is performance-based and thus varies with the Company’s actual performance. Based on the Company’s strong financial performance and TSR in 2021, the annual cash bonuses for our CEO and other corporate NEOs were substantially higher than in prior years; however, due to underperformance on TSR in 2019 and 2020, the tranche of PRSUs tied to the Company’s TSR from 2019-2021 vested at 25% of target.

Compensation Discussion and Analysis

Annual Bonus Directly Tied to Crane’s EPS and Free Cash Flow

Annual Period	Minimum	Target	Maximum

2021

2020*

2019

*

The 2020 compensation metrics and performance targets were established prior to (and before we could anticipate) the global disruption and impact of the COVID-19 pandemic. In lieu of making mid-year plan adjustments during the COVID-19 pandemic, the Compensation Committee instead chose to exercise its discretion at the low end of target range for the 2020 annual incentive bonus payments (50% for corporate NEOs other than the CEO who received a 13% payout) to reconcile the low formulaic payout based on actual, pandemic-impacted financial performance with the quick and decisive actions taken by management to protect the Company’s associates, stabilize the Company’s finances, meet customer demand in a difficult operating environment, and position the Company to emerge stronger in 2021. No adjustments were made to long-term incentive awards, and there were no pandemic-related adjustments made to 2021 annual incentive bonus payments.

PRSU Vesting Directly Tied to Crane’s Relative TSR

Three-year period	Threshold (25th percentile)	Target (50th percentile)	Maximum (75th percentile)

2019-2021

2018-2020

2017-2019

Stockholder Feedback

For the annual advisory non-binding vote regarding compensation of our NEOs at the 2021 annual meeting of stockholders more than 93% of the votes cast were in favor of the resolution approving NEO compensation in 2020. The Company believes the level of support from its stockholders reflected by this vote is evidence that the Company’s pay for performance policies are working and are aligned with its stockholders’ interests.

Say-On-Pay Vote

Compensation Discussion and Analysis

Compensation Best Practices

The Committee is firmly committed to implementing a compensation program that aligns management and stockholder interests, encourages executives to drive sustainable stockholder value creation, and helps retain key personnel. Key elements of our pay practices are set forth in the Proxy Statement/Prospectus Summary and explained in more detail in the “Policies and Practices Related to Our Executive Compensation Program” section beginning on page 62. See “Compensation Best Practices” chart on page 10 for a summary of our compensation best practices.

Compensation Principles

We believe that compensation should be directly linked to performance and highly correlated to stockholder value. The principles that guide us as we make decisions involving executive compensation are that compensation should be:

1	Based on performance: overall performance of the Company performance of the executive’s business unit, as applicable individual performance of the executive	2	Aligned with the annual operating plan and longer term strategic plans and objectives to build sustainable value for stockholders	3	Competitive given relevant and appropriate market conditions in order to attract and retain highly qualified executives	4

Consistent with high standards of corporate governance and designed to avoid encouraging executives to take risks that are reasonably likely to have a material adverse effect on the Company or to behave in ways that are inconsistent with the Company’s objectives, values, and standards of behavior

We also believe that it is important for our NEOs and other executives to have an ongoing long-term investment in the Company as outlined below under “Stock Ownership Guidelines” on page 62.

We design our performance-based incentive compensation so that variation in performance will result in meaningful variation in the earned compensation paid to our NEOs and other key executives. Thus, actual compensation amounts will vary above or below targeted levels depending on performance of the Company and/or business unit and achievement of individual performance goals.

Elements of Compensation and 2021 Decisions

The following table summarizes the major elements of our executive officer compensation program.

Compensation Element	Principal Objectives	Key Characteristics

Base Salary	To provide a fixed amount for performing the duties and responsibilities of the position	• Determined based on overall performance, level of responsibility, competitive compensation data, and comparison to other Company executives

Annual Incentive Plan	To motivate executive officers to achieve annual financial performance goals	• Payment based on achievement of business unit and Company-wide performance goals relative to annual pre-established targets

Performance-Based Restricted Share Units (PRSUs)*	To motivate executive officers to drive long-term profitable growth	• Number of shares actually earned based on relative TSR • Earned shares vest upon conclusion of the three-year performance period

Stock Options	To attract and retain executive officers and align their interests with long-term stockholder interests	• Grants vest ratably over four years • Value realized dependent on Company stock price appreciation

Time-Based Restricted Share Units (TRSUs)	To retain executive officers and drive profitable growth	• Grants vest ratably over four years • Value realized varies with Company stock price performance

*	PRSUs and TRSUs may be collectively referred to in this Proxy Statement/Prospectus as “RSUs.”

Compensation Discussion and Analysis

Base Salary

Base salary is fixed compensation paid to each executive for performing normal duties and responsibilities. We determine the amount at the date of hire based on competitive market data, current salary levels within the Company, and the salary level needed to attract the particular executive. We review and determine the amount annually based on the executive’s overall performance, competitive compensation data, level of responsibility, and comparison to other Company executives.

Base salaries for certain executive officers were increased effective January 25, 2021, in connection with annual merit increases. After giving effect to such increases, the base salaries for most of our NEOs were all within the competitive range of +/- 15% in relation to the 50th percentile of competitive market data per the Committee’s independent compensation consultant, FW Cook.

All NEOs and certain other members of the Company’s senior management team took a voluntary temporary reduction in their base salaries from April through December 2020 (20% for the CEO and 10% for all other executive officers, which reductions are not reflected in the chart above).

Annual Incentive Compensation

We pay our executive officers cash bonuses based on the attainment of Company and business unit performance goals established in January and an assessment of individual performance conducted at the end of the year.

Early in the year, the Committee establishes and approves the annual target bonus objectives and award opportunities for each of our NEOs, subject to review and approval by the Board in the case of the Chief Executive Officer.

In making determinations about performance targets, the Committee considers a variety of factors including financial elements of the annual operating plan, comparison to prior year results, the general business outlook for the coming year, the opinions of analysts who follow the Company, and our diversified industrial manufacturing peers.

Our Chief Executive Officer and other officers participate in the discussions regarding annual incentive objectives so they can provide their input and understand the expectations of each incentive plan component. Each participating executive receives a confirmation of his or her annual bonus objectives and payout range after it has been approved by the Committee (the Board in the case of the Chief Executive Officer). Annual incentive plan objectives are not modified during the year, although the Committee may determine to exclude certain special items impacting EPS or free cash flow, either known at the beginning of the year or occurring during the year.

Compensation Discussion and Analysis

The Committee reviews the performance results for the Annual Incentive Plan, including Company and business unit results and individual performance, at its regularly scheduled January meeting, which is generally the first meeting following the end of the Company’s fiscal year in order that full-year performance may be considered. Based on this review, the Committee determines and approves the annual cash bonuses for each of our executive officers.

Competitive Positioning of Incentive Awards

For annual bonus and long-term stock-based compensation, the Committee calibrates award values for targeted performance by reference to the 50th percentile of the market data for similarly sized companies, recognizing that the competitive range of the median is +/- 15% of the benchmarking data. Within that range, the competitive positioning for individual executives may vary above or below the median based on factors such as tenure, experience, proficiency in role, and criticality to the organization. As noted above, the Committee may determine to increase or decrease long-term stock-based compensation based on Company and/or individual performance during the previous year, the Company’s stock price relative to historical stock price trends, availability of shares in the Company’s Stock Incentive Plan, and other factors.

Annual Incentive Objectives for 2021—CEO and Other Corporate NEOs

Performance metrics for 2021 consisted of EPS and free cash flow (each as adjusted for special items by the Committee for bonus calculation purposes under the Annual Incentive Plan, and which adjustments may in some cases differ from the adjustments made for reporting purposes), weighted 75% / 25% respectively, for the Chief Executive Officer and other corporate NEOs. In addition to the targeted performance goals, for each performance metric, the Committee set minimum threshold and maximum cap values, so that actual payouts could range from 0% to 200% of the target award amounts.

In January 2021, the Committee established an EPS target of $5.22 to align with our annual operating plan. The Committee also established a payout range for EPS from $4.18 (0% payout) to $6.26 (200% payout). For free cash flow, the Committee established a target of $267.1 million with a payout range from $187 million (0% payout) to $347.2 million (200% payout). Actual performance compared to annual incentive objectives for this group were as follows:

Corporate Objectives	Target ($)	Actual ($)	Performance relative to Target	Weight	Calculated Payout (%)

Adjusted EPS	5.22	7.08	200%	75%	150%

Adjusted free cash flow	267.1M	455M	200%	25%	50%

Weighted payout %					200%

Compensation Discussion and Analysis

The graphs below show the performance targets and related ranges set by the Committee in January 2021 and the actual performance in 2021. These corporate financial metrics are adjusted for special items by the Committee for bonus calculation purposes under the Annual Incentive Plan, which adjustments may in some cases differ from the adjustments made for reporting purposes.

Performance Targets and Bonuses for Operations NEOs in 2021

For Messrs. Gallo and Alcala, Senior Vice Presidents with responsibility for certain business operations (Payment & Merchandising Technologies and Engineered Materials in the case of Mr. Gallo, and Process Flow Technologies and operations in China, India and the Middle East & Africa in the case of Mr. Alcala), performance metrics for 2021 were operating profit (70% of target bonus) and free cash flow (30% of target bonus) based on results of the businesses for which they were responsible. While Mr. Maue has operational responsibility for the Aerospace & Electronics segment, his bonus is based solely on his performance as Chief Financial Officer and not his operational responsibilities.

Kurt F. Gallo, Senior Vice President

The performance metrics approved by the Committee for Mr. Gallo were aggregate operating profit of the Payment & Merchandising Technologies and Engineered Materials businesses, with a target of $275.4 million (100% payout) and a payout range from $220.1 million (0% payout) to $330.7 million (200% payout), and aggregate free cash flow from such businesses, with a target of $238.7 million (100% payout) and a payout range from $191.1 million (0% payout) to $286.5 million (200% payout). Actual performance for Mr. Gallo’s businesses compared to these annual incentive objectives are set forth in the tables immediately below.

Operations Objectives—K. F. Gallo (Payment & Merchandising Technologies and Engineered Materials)	Target ($)	Actual ($)	Performance relative to Target	Weight	Calculated Payout (%)

Operating profit	275.4M	331.7M	200%	70%	140%

Free cash flow	238.7M	322.9M	200%	30%	60%

Weighted payout %					200%

Alejandro Alcala, Senior Vice President

The performance metrics approved by the Committee for Mr. Alcala were aggregate operating profit of the Process Flow Technologies businesses, with a target of $132.1 million (100% payout) and a payout range from $105.5 million (0% payout) to $158.7 million (200% payout), and aggregate free cash flow from such businesses, with a target of $86.4 million (100% payout) and a payout range from $68.5 million (0% payout) to $104.1 million (200% payout). Actual performance for Mr. Alcala’s businesses compared to these annual incentive objectives are set forth in the tables immediately below.

Operations Objectives—A. Alcala (Process Flow Technologies)	Target ($)	Actual ($)	Performance relative to Target	Weight	Calculated Payout (%)

Operating profit	132.1M	177.3M	200%	70%	140%

Free cash flow	86.4M	115.3M	200%	30%	60%

Weighted payout %					200%

Compensation Discussion and Analysis

Named Executive Officers’ Bonuses for 2021

In January 2022, the Committee reviewed management’s reports on the performance of the Company, the relevant business units, and the individual NEOs in 2021 against the relevant bonus objectives. In considering Company performance, and consistent with past practice, the Committee excluded certain special items as reported from earnings per share and free cash flow. The calculations resulted in a corporate percentage payout of 200% (for Messrs. Gallo and Alcala, see the section entitled “Performance Targets and Bonuses for Operations NEOs” on page 55).

The approved payout percentages and cash bonuses for our corporate and operations NEOs for 2021 are as follows:

Named Executive Officer	Bonus Target (% of Salary)	Bonus Target ($)	Payout (%)	Bonus Paid ($)

M. H. Mitchell	120%	1,440,000	200	2,880,000

R. A. Maue	75%	514,176	200	1,028,352

A. M. D’Iorio	70%	350,025	200	700,050

K. F. Gallo	70%	354,136	200	708,271

A. Alcala	70%	328,017	200	656,033

Long-Term Equity Incentive Compensation

The Stock Incentive Plan is used to provide long-term incentive compensation through stock options and PRSUs, as well as retention of employees through TRSUs. We believe that employees approach their responsibilities more like owners as their holdings of, and potential to own, stock increase.

The Committee determined an overall target dollar value for long-term equity incentive awards for each of the NEOs. In determining these amounts, the Committee considered the competitive market data compiled by FW Cook, Company and individual performance in 2020, and our historical grant practices including the number of shares and the fair market value of the stock. The Committee then allocated the total target dollar amount among the applicable award types, as follows: for our Chief Executive Officer, 55% as PRSUs, 25% as stock options and 20% TRSUs; and for each of the other NEOs, 50% as PRSUs, 25% as stock options, and 25% as TRSUs. To determine the target number of PRSUs and the number of stock options and TRSUs, the Committee divided the applicable dollar amount by the closing price of our common stock for the PRSUs and TRSUs and by the Black-Scholes accounting value for the stock options (rounded in each case to the nearest whole share) on the date the awards were approved.

The table below sets forth, for each of our NEOs, the dollar value used by the Committee and resulting number of shares for the awards.

	Long-Term Incentive
	Stock Options		PRSUs*		TRSUs		LTI Total
Named Executive Officer	$	#	$	#	$	#	($)

M. H. Mitchell	1,275,000	61,239	2,805,000	35,692	1,020,000	12,979	5,100,000

R. A. Maue	312,500	15,010	625,000	7,953	312,500	3,976	1,250,000

A. M. D’Iorio	175,000	8,405	350,000	4,453	175,000	2,227	700,000

K. F. Gallo	162,500	7,805	325,000	4,135	162,500	2,068	650,000

A. Alcala	150,000	7,205	300,000	3,817	150,000	1,909	600,000

*

As noted above, the Committee determined the target number of PRSUs using the dollar amount shown above divided by $78.59, the closing price of our common stock on the date the awards were approved. In contrast, the amounts included in the 2021 Summary Compensation Table and 2021 Grants of Plan-Based Awards table are based on the grant date fair value of the PRSUs determined using financial accounting assumptions as required to be disclosed by SEC rules, determined to be $82.27 per share. As a result, the value of the PRSUs included in those tables differs from the values shown above. See footnote 1 to the “2021 Summary Compensation Table” on page 67 and footnote 5 to the “2021 Grants of Plan-Based Awards” table on page 70 for additional information on the grant date fair value of the PRSUs.

Compensation Discussion and Analysis

Selection of Performance Measures for Incentive Awards

For our PRSUs, the performance measure is Crane’s TSR over a three-year period relative to the TSR of the constituent companies in the S&P Midcap 400 Capital Goods Group, a meaningful measure of stockholder value. As discussed further below, the principal performance measures selected by the Committee to drive annual incentive compensation are, for the Chief Executive Officer and other corporate executives including Messrs. Maue and D’Iorio in 2021, adjusted EPS and free cash flow for the Company as a whole and, for certain executives with direct or supervisory operating unit responsibility including Messrs. Alcala and Gallo in 2021, adjusted operating profit and free cash flow for their respective business units. (See “Annual Incentive Compensation” beginning on page 53). These performance criteria were chosen because they are aligned with the Company’s long-term strategic goal of driving profitable growth, both organically and through acquisition, which we believe will increase stockholder value. The relative weighting of these metrics was designed to ensure an appropriate balance between profit achievement and maintaining a strong and efficient balance sheet.

PRSU Awards – 3-Year Performance Period Based on Relative TSR

The Committee grants to NEOs and other senior executives PRSUs with three-year performance vesting conditions based on relative total stockholder return as described below, thus directly linking this form of stock-based compensation to returns received by our stockholders relative to comparator industrial companies. See “Pay for Performance Alignment” in the Executive Summary of this discussion regarding actual payout results for recent PRSU awards, including the award covering the 2019-2021 performance period.

	PRSU Grants
Performance Level	CR Relative TSR	Shares Earned % of Target

Below Threshold	<25th percentile	0%

Threshold	25th percentile	25%

Target	50th percentile	100%

Maximum	75th percentile	200%

The vesting of PRSUs awarded to members of the senior leadership team in January 2021 will be based on a relative measurement of TSR for Crane Co. over the three-year period January 1, 2021, through December 31, 2023 (with the share price for such purpose being defined as the percentage return of the 20-day trading average closing price on the last trading day of the three-year period, versus the 20-day trading average closing price prior to the first trading day of the period), compared to TSRs of the other companies in the S&P Midcap 400 Capital Goods Group. Vesting of the PRSUs as shares of Crane Co. common stock will be determined by the formula indicated above for new grants.

For TSR between the 25th and 50th percentiles and between the 50th and 75th percentiles, the vesting is interpolated on a straight-line basis. If Crane Co.’s TSR for the three-year period is negative, the maximum vesting is capped at

Compensation Discussion and Analysis

100% regardless of performance relative to peers. In addition, the maximum value that can be earned under the PRSUs (total shares earned multiplied by the final share price) is capped at four times the original grant value. Holders of PRSUs are not entitled to receive dividends or dividend equivalent payments during the performance period, nor do dividends accrue, prior to vesting.

Stock Option Awards – Vest 25% Per Year Over Four Years

Under the Stock Incentive Plan, stock options must be granted with a per-share exercise price at no less than fair market value on the date of grant and are subject to vesting terms as established by the Committee (currently 25% per year over four years). Stock option awards comprise 25% of the annual long-term incentive grant value for each NEO vest ratably over four years and have 10-year terms. Accordingly, employees can realize a gain only if the share price increases from the date of grant, directly linking this component of incentive compensation to increases in stockholder value. Although broad market dynamics can strongly influence our share price, the Committee believes that with stock options our senior level management employees are motivated to take actions that improve the share price, such as profitable sales growth through organic growth as well as acquisitions, improvement in operating margins to generate increased operating profit and drive higher multiple valuations, and prudent use of free cash flow through capital expenditures, dividends, acquisitions, and stock repurchases.

TRSU Awards – Vest 25% Per Year Over Four Years

The Stock Incentive Plan also authorizes the Committee to grant time-based restricted share units, or TRSUs, subject to such terms and conditions as the Committee may deem appropriate. Like the stock options, the TRSUs granted to our NEOs vest ratably over four years, and dividends are paid on TRSUs prior to vesting.

Retirement Benefits

Messrs. Mitchell and D’Iorio have accrued retirement benefits under the Company’s defined benefit pension plan, which was closed to employees hired after 2005 and then frozen with no further benefit accruals effective December 31, 2012. Messrs. Mitchell, Maue, D’Iorio, Gallo and Alcala, and any other previously disclosed named executive officer beginning from 2014, participate in a defined contribution retirement plan under which the Company contributes 3% of salary and bonus annually (the contribution rate was 2% prior to 2014), subject to the limitations on contributions to tax-qualified retirement plans under applicable federal tax regulations.

The NEOs also participate in our Benefit Equalization Plan, which is designed only to restore retirement benefits under the Company’s regular defined benefit pension plan that are limited by the tax code; there is no supplemental benefit based on deemed service or enhanced compensation formulas. Benefits accrued under this plan are not funded or set aside in any manner. In the event of retirement at age 62 with 10 years of service, a participating executive would be eligible to receive benefits under that plan without the reduction factor set forth in the Company’s tax-qualified pension plan of 3% per year prior to age 65. The only NEO with a defined benefit account in this plan is Mr. Mitchell. This plan was also frozen as to defined benefit accruals effective December 31, 2012. Effective January 1, 2014, the Benefit Equalization Plan was amended to cover participants’ benefits under the defined contribution retirement plan referenced above, and the Committee extended the participation in this plan to certain senior leadership executives, including all of the NEOs.

Other Compensation

The “All Other Compensation” and “Change in Pension Value and Nonqualified Deferred Compensation Earnings” columns of the 2021 Summary Compensation Table and the accompanying footnotes set forth the details of other compensation received by the NEOs. In certain cases, such as the Crane Co. contributions to defined contribution plans and the increase in actuarial value of the defined benefit pension, such compensation is determined on the same basis as that used for all other employees. In other cases, such as automobile allowances, executive health exams, cybersecurity protection in the executive’s home network environment, and other personal benefits, the compensation is only provided to certain key employees (including the NEOs), and we have determined it to be reasonable and competitive compensation for the named executive officers in relation to general industry practices. For example, our NEOs are eligible for reimbursement for the cost of their executive physicals bi-annually, subject to an expense cap of $2,500. This benefit provides our NEOs with additional flexibility to proactively manage their health and wellness. Our executives bear all taxes associated with such benefits.

Compensation Discussion and Analysis

In the case of personal use of the corporate aircraft, this benefit is restricted to the Chief Executive Officer and the Chairman of the Board. Our Chief Executive Officer, Mr. Mitchell, has an agreement with Crane Co. pursuant to which he is not required to reimburse the Company for personal use until the aggregate incremental cost reaches $100,000, and thereafter he is required to reimburse the Company for all incremental cost incurred above that amount. The net incremental cost to Crane Co. above the reimbursed amount is included in the “All Other Compensation” column of the 2021 Summary Compensation Table. The Board has approved this personal use of the aircraft for Mr. Mitchell because the Board believes that such personal use of the aircraft permits the most efficient use of time by Mr. Mitchell and thereby benefits Crane Co. For more information regarding the use of the Company aircraft, see “Use of Company Aircraft” on page 64.

Compensation Decision-Making Process

Committee’s Role

The Committee is responsible for oversight of our executive compensation program. With respect to the compensation of our Chief Executive Officer, the Committee determines his compensation, subject to review and approval by the Board. With respect to our other executive officers, the Committee determines their compensation after reviewing the recommendations of the Chief Executive Officer. The Committee administers the Annual Incentive Plan, reviewing and setting the performance targets for the Chief Executive Officer and other corporate officers subject to review by the Board, setting performance targets for all other participants after reviewing the recommendations of the Chief Executive Officer, and reviewing and approving the annual bonuses based upon actual performance. The annual bonus calculations are also reviewed by our independent auditors. The Committee also administers the Stock Incentive Plan and approves all grants of stock options and RSUs.

The Committee is assisted in these responsibilities by its independent compensation consultant, FW Cook. Although Crane Co. pays the fees and expenses of FW Cook, the firm is retained by the Committee. FW Cook does not perform any other compensation related services for Crane Co. The Committee reviews the independence of FW Cook each year and has concluded that its work for the Committee has not raised any conflict of interest.

Role of CEO and Management

The Chief Executive Officer and certain other senior corporate officers play an important role in supporting the Committee in the discharge of its responsibilities. Management maintains records and provides historical compensation data to the Committee and FW Cook, as well as the annual operating plan and the actual performance results from which annual bonuses are determined. The Chief Executive Officer, together with other senior corporate officers, presents recommendations to the Committee regarding performance targets under the Annual Incentive Plan and long-term equity incentives under the Stock Incentive Plan. The Chief Executive Officer and other officers participate in the discussions regarding annual and long-term incentive objectives so they can provide their input and understand the expectations for each incentive plan component.

Compensation Consultant and Market Data

Each year, FW Cook reviews the Company’s compensation peer group against certain size-related metrics and alignment with the Company’s business segments and complexity of operations. When and as appropriate, FW Cook proposes the addition of other companies to the compensation peer group to replace companies that have been acquired or made substantial changes to their business portfolio, or when the Company’s profile has materially changed due to mergers or acquisitions. The 20-company peer group below was used by FW Cook in 2020 to develop comparative compensation data for the Committee in setting 2021 compensation targets. Notably, at the time the Company’s peer group was approved, their trailing fourth quarter revenues ranged from $1.4 billion to $7.1 billion with a median of $3.2 billion, which compared to the Company’s revenue of $3.4 billion. In addition, the peer group’s 12-month average market cap ranged from $1.7 billion to $20.6 billion, with a median of $6.2 billion compared with $4.4 billion for the Company. In July 2021, following the Committee’s 2021 compensation actions, the Committee approved the removal of AMETEK, Inc., from the Company’s peer group because its market cap of approximately $30 billion far exceeded the Company’s outside range for peer group participants.

Compensation Discussion and Analysis

Compensation Peer Group for 2021

AMETEK, Inc. Carlisle Companies Incorporated Colfax Corporation Curtiss-Wright Corporation Donaldson Company, Inc. Dover Corporation Flowserve Corporation	Hubbell Incorporated IDEX Corporation ITT Inc. Kennametal, Inc.* Pentair, plc Regal Beloit Corporation** Rexnord Corporation**	Snap-On Incorporated SPX Flow Teledyne Technologies Incorporated The Timken Company Woodward, Inc. Xylem Inc.

*

In July 2020, following the Committee’s 2020 compensation actions, the Committee approved the addition of Kennametal, Inc. to replace Esterline Technologies Incorporated, which had been acquired and was no longer a stand-alone publicly traded company.

**

In October 2021, Regal Beloit Corporation and Rexnord Corporation effected a corporate spin-off transaction resulting in two entities, Regal Rexnord Corporation and Zurn Water. The entity formerly known as Rexnord Corporation was renamed Zurn Water.

FW Cook provides the Committee with comparative compensation data on the peer companies from publicly available sources and, in addition, comparative compensation data compiled from general industry surveys with revenues ranging from $1.0 billion to $5.0 billion, appropriately size-adjusted to determine market values for companies of comparable size to the Company or business unit, as applicable. This data includes base salary, target bonus opportunity, and long-term incentive compensation for the NEOs. The Committee uses this comparative data during its review of salaries, annual target cash incentive compensation, and aggregate stock option and RSU grant values for Mr. Mitchell and the other NEOs, with the view that all elements of target total direct compensation should be calibrated by reference to the 50th percentile of competitive market data for targeted performance, with significant upside potential for performance that exceeds target and lesser (or zero) payouts if performance is below target. The Committee may use its judgment and discretion to vary the award values, based on Company and individual performance during the previous year, historical stock price trends, the impact of unforeseen events beyond Management’s control, and other factors.

The Company’s comparator group for PRSUs granted in January of 2021 is the S&P Midcap 400 Capital Goods Group, consisting of approximately 40 companies, with roughly a quarter of those companies in our compensation peer group. The Committee selected the larger comparator group for PRSU purposes based on the view (with which FW Cook concurs) that a larger group is appropriate for measuring relative TSR over a three-year period because (1) company size is less relevant for TSR comparisons than benchmarking target pay levels, (2) the larger group best represents the universe of companies with which Crane competes for investor capital and (3) it is less likely to be meaningfully affected by the loss of constituent companies during the period. In addition, the S&P Midcap 400 Capital Goods Group is a regularly published listing with all the necessary data to make the required calculations.

Compensation Discussion and Analysis

CEO Assessment Process and Principal Conclusions

Each year, the Chief Executive Officer proposes a set of goals and objectives for himself, which are reviewed and approved by the Board as part of an annual self-assessment and review process managed by the Committee. The goals and objectives include quantitative goals based on the annual operating plan and related metrics, as well as certain qualitative objectives relating to business strategy, organization, and intellectual capital development. At the end of each year, our Chief Executive Officer prepares and delivers to the Committee a self-assessment of his performance during that year, with reference to the goals and objectives established at the beginning of the year as well as challenges and opportunities that arose during the year. This self-assessment is shared with the other members of the Board, and their responses and other observations are compiled by the Chair of the Committee and discussed with our Chief Executive Officer, who then responds to the full Board.

Max H. Mitchell Age: 58	President and Chief Executive Officer

Principal Conclusions

Outcomes for 2021, which shaped the Committee’s compensation decisions in January 2022:

(1)  Under Mr. Mitchell’s leadership, the Company significantly over-delivered on key financial metrics, including EPS and free cash flow, materially benefitting stockholders, and driving a substantial increase in total stockholder return.

(2)  Mr. Mitchell acted early and decisively to prepare the Company for an environment with substantial inflation and supply chain disruptions; consequently, the Company avoided the significant profitability and delivery challenges experienced by many peers and across a wide range of companies and industries.

(3)  Mr. Mitchell provided admirable financial stewardship, reducing the Company’s debt and increasing its M&A capacity, while at the same time positioning the Company to return cash to stockholders through an announced authorization to repurchase up to $300 million in Company stock.

(4)  Mr. Mitchell continued to streamline the Company’s portfolio of businesses and reached an agreement to sell the Company’s Engineered Materials segment, which will provide additional financial resources to focus on acquisitions to strengthen the Company’s core Aerospace & Electronics and Process Flow Technologies businesses.

(5)  Under Mr. Mitchell’s leadership, the Company continued to invest in new product development across all the Company’s businesses, with a focus on driving profitable growth and delivering superior products and services to our customers.

(6)  Mr. Mitchell continued to lead the Company through the pandemic with compassion and integrity, with a continued focus on the safety of our associates and providing financial support and other accommodations for those impacted by the COVID-19 virus.

Outcomes for 2020, which shaped the Committee’s compensation decisions in January 2021:

(1)  Mr. Mitchell led the Company through an extraordinary period, with demand in most of the Company’s global markets significantly and negatively impacted by the COVID-19 pandemic, and took decisive actions to address the safety of the Company’s associates, fortified and protected the Company’s balance sheet, and positioned the Company to emerge from the pandemic situated to outgrow the market in 2021 and beyond.

(2)  Mr. Mitchell delivered EPS and free cash flow results in line with revised guidance issued in April 2020 (after the impacts of the pandemic were being felt across the global economy), in a period when many companies chose not to offer guidance on expected results during the period of heightened uncertainty.

(3)  Mr. Mitchell successfully integrated two acquisitions - Cummins Allison Corporation, which closed in December 2019, and the Instrumentation and Sampling business that was acquired from CIRCOR, which closed in January 2020, delivering additional profit and cash flow to Crane’s overall financial results.

(4)  Mr. Mitchell made prudent capital allocation decisions, investing in new product development and other growth initiatives to maintain a solid foundation for continued profitable growth.

(5)  Mr. Mitchell led with integrity and compassion, communicating frequently and effectively to the Company’s workforce during a period marked by fear and uncertainty, and provided extraordinary support and flexibility for associates impacted by the COVID-19 pandemic.

Compensation Discussion and Analysis

The Committee took these observations into account, along with the competitive data supplied by FW Cook, in approving Mr. Mitchell’s bonuses for 2020 and 2021 under the Annual Incentive Plan and in determining Mr. Mitchell’s stock-based incentive compensation grants in January 2021 and January 2022. The CEO does not participate in any deliberations regarding his own compensation.

A similar process is followed for each of the Company’s other NEOs except that it is the Chief Executive Officer who reviews the self-assessment by such executive officer and provides the conclusions and findings that help guide the compensation decisions affecting such officer; for the other NEOs, annual incentive compensation, though largely formula-based, is subject to adjustment by the CEO, and subject to review and approval by the Committee, based on assessment of individual performance.

Say-on-Pay Vote in 2021

In accordance with the Dodd-Frank Act and related rules adopted by the Securities and Exchange Commission, we presented a “Say-on-Pay” item to stockholders in 2021, which called for an advisory, non-binding vote regarding the compensation of our NEOs in 2020 as described in the proxy statement. On this item, over 93% of the votes cast were in favor of the resolution. In light of strong stockholder support, the Committee concluded that no revisions were necessary to our executive officer compensation program in direct response to the vote.

Policies and Practices Related to Our Executive Compensation Program

Compensation Risk Assessment

The Committee has established a process for assessing the potential that our compensation plans and practices may encourage our executives to take risks that are reasonably likely to have a material adverse effect on the Company. A senior management team led by the Senior Vice President, Chief Human Resources Officer conducts a review of the operation and effect of our compensation plans and practices which is presented to the Committee for discussion at its February meeting. With the assistance of FW Cook, the Committee concluded that our compensation plans and practices do not encourage excessive or unnecessary risk-taking for the following reasons:

•	Our incentive plans have a mix of performance measures, including Company-wide and business unit financial measures, operational measures, and individual objectives.

•	Our compensation programs contain a balance of annual and long-term incentive opportunities.

•	We cap incentive plan payouts within a reasonable range.

•	The range of payouts from threshold to maximum payout (performance slope) under our annual incentive plan and PRSUs is calibrated for an appropriate risk profile.

•	Our stock ownership guidelines link the interests of our executive officers to those of our stockholders.

•	Our clawback policy provides a means for the Company to recover the value of incentive awards in the event any of our executive officers engage in misconduct resulting in a financial restatement.

•	The mix of PRSUs and stock options in our long-term incentive program provides a blend of relative and absolute performance measures for our senior executives.

Stock Ownership Guidelines

The Company’s stock ownership guidelines for executive officers are expressed as a multiple of base salary:

Executive Level	Minimum Ownership Level

CEO	6 x Base Salary

CFO	5 x Base Salary

Executive Officers-CEO Direct Reports	4 x Base Salary

Other Executive Officers	3 x Base Salary

Compensation Discussion and Analysis

Shares that count toward the satisfaction of the guidelines are (i) shares owned by the executive, (ii) shares held in the executive’s 401(k) account, and (iii) the after-tax value (65%) of TRSUs held by the executive. Neither unearned or unvested PRSUs nor unexercised stock options count for purposes of the guidelines. The policy permits executives to sell up to 50% of the net shares realized upon an option exercise or vesting of RSUs (i.e., the total shares covered by the option exercised or the RSU grant vesting less the number of shares surrendered to pay the exercise price and satisfy tax withholding obligations), while retaining at least 50% of such net shares in order to meet the stock ownership guidelines. Once such guidelines are met, the policy permits executives to sell any shares held above the required ownership guidelines.

As of February 25, 2022, all of the NEOs either held the requisite number of shares or were complying with the above-referenced retention ratio in accordance with the guidelines.

Policies with Respect to Timing of Stock-Based Awards and Exercise Price of Stock Options

Annual grants of stock options and RSUs to executive officers are made at the Committee’s regular January meeting, in order that full-year performance may be considered. The Committee also grants stock options and RSUs at other dates to newly hired or promoted executives. All options must be granted at an exercise price that is at least equal to 100% of the fair market value of Crane Co. common stock on the date of grant. Fair market value on a given day is defined as the closing market price on that day.

Policy with Respect to Hedging and Pledging of Company Stock

Certain forms of hedging or monetization transactions allow an individual to lock in much of the value of his or her stock holdings, often in exchange for all or part of the potential for upside appreciation in the stock, allowing the benefit of continued ownership of the stock without the full risks and rewards of ownership. When that occurs, the individual may no longer have the same objectives as the Company’s other stockholders. For this reason, the Board has maintained a longstanding policy prohibiting any director, executive officer, or any other designated employee who qualifies as an insider from (1) entering into any hedging or other transaction to limit the risk of ownership of Company stock or (2) pledging Company stock to secure any loan or advance of credit. During 2021, none of our directors and executive officers engaged in any such transactions.

Clawback Policy

The Company’s Compensation “Clawback” Policy provides a means for the recovery of certain incentive compensation awards if the Company’s financial statements are restated due to fraud or similar misconduct by any executive officers. Under the clawback policy, the Company may recoup from the Chief Executive Officer, the Chief Financial Officer, the General Counsel, Controller, Treasurer and any other executive officers (including the NEOs), who are determined to have participated in the misconduct: (1) the annual incentive compensation awards and other bonus compensation, and (2) all proceeds from stock option exercises or sales of shares received in settlement of RSUs within one year after the filing of the financial statement that is later restated. Under this policy, the Committee is authorized by the Board to pursue a financial recovery against the offending officers when the Board determines that a triggering event has occurred.

Impact of Internal Revenue Code Section 162(m)

Internal Revenue Code Section 162(m) limits the deductibility of compensation in excess of $1 million paid to any one NEO in any calendar year. Under the tax rules in effect before 2018, compensation that qualified as “performance-based” under Section 162(m) was deductible without regard to this $1 million limit. In 2017 and prior years, the Committee designed awards under the Annual Incentive Plan, as well as PRSUs and stock options granted under equity incentive plans, that were intended to qualify for this performance-based compensation exception. However, the Tax Cuts and Jobs Act (TCJA), which was signed into law December 22, 2017, eliminated this performance-based

Compensation Discussion and Analysis

compensation exception effective January 1, 2018, subject to a special rule that “grandfathers” certain awards and arrangements that were in effect on or before November 2, 2017. As a result, compensation that the Committee structured in 2017 and prior years with the intent of qualifying as performance-based compensation under Section 162(m) that is paid on or after January 1, 2018, may not be fully deductible, depending on the application of the special grandfather rules. Moreover, from and after January 1, 2018, compensation awarded in excess of $1 million to our NEOs generally will not be deductible. While the TCJA will limit the deductibility of compensation paid to the NEOs, the Committee will — consistent with its past practice — design compensation programs that are in the best long-term interests of Crane Co. and our stockholders, with deductibility of compensation being one of a variety of considerations taken into account.

Other Arrangements with Our Named Executive Officers

Change in Control Provisions

Each of the Company’s executive officers has an agreement that, in the event of a change in control of Crane Co., provides for continued employment for a period of three years or until normal retirement following the change in control. Upon termination within such employment period after a change in control, either by the employer without cause or by the executive with “Good Reason” for constructive termination, the executive is entitled to receive a multiple of base salary and average annual bonus payments based on the number of years in the employment period, and certain other benefits. The annual incentive plans, stock options, and RSUs contain similar features which accelerate vesting in the event of termination following a change in control. The change in control agreements do not provide for any tax gross-ups, and instead cap the payments to the employee to the extent that such payments, together with accelerated vesting of stock options and RSUs, would trigger any excise tax under Section 4999 of the Internal Revenue Code resulting from such payments (and if capping the payments provides the employee with a larger after-tax payment).

As set forth below under “Potential Payments upon Termination or Change in Control,” the aggregate payments to the NEOs under the change in control agreements, including the estimated value of continuation for three years (or until normal retirement age) of the individual’s medical coverage and other benefits, had a change of control taken place on December 31, 2021, and had employment been terminated immediately thereafter, would range from $25,541,538 for Mr. Mitchell to $5,382,264 for Mr. Alcala. The Board has approved these agreements and other provisions to assure the continuity of management in the event of a change in control and considers these agreements and provisions to be competitive with terms offered by other companies with which we compete for executive talent.

The transactions described under Item 4 of this Proxy Statement/Prospectus regarding the Holding Company Proposal will not constitute a change in control under any of these arrangements and will not otherwise result in additional compensation (present, deferred, or contingent) to any of the NEOs or directors.

Indemnification Agreements

Crane Co. has entered into indemnification agreements with Mr. Mitchell, each other director, Messrs. Maue, D’Iorio, Gallo, and Alcala, and four other executive officers of Crane Co., the form of which was approved by stockholders at the 1987 annual meeting. The indemnification agreements require Crane Co. to indemnify the officers or directors to the full extent permitted by law against any and all expenses (including advances of expenses), judgments, fines, penalties, and amounts paid in settlement incurred in connection with any claim against the indemnified person arising out of services as a director, officer, employee, trustee, agent, or fiduciary of Crane Co. or for another entity at the request of Crane Co., and either to maintain directors and officers liability insurance coverage or to the full extent permitted by law to indemnify such person for the lack of such insurance.

Use of Company Aircraft

Crane Co. has entered into time share agreements with Messrs. Tullis and Mitchell regarding personal use of the corporate aircraft, including aircraft leased by Crane Co. from a third-party operator. Under the agreements, Crane Co. agrees to lease the aircraft to the executive pursuant to federal aviation regulations and to provide a qualified flight crew, and the executive agrees to pay Crane Co. for each flight. The agreement with Mr. Tullis provides that he pay the

Compensation Discussion and Analysis

aggregate incremental cost of aircraft operation. Such incremental costs include fuel, landing fees, parking fees, temporary hangar charges, flight crew meals and lodging, and, for chartered aircraft, the entire charter fee. The agreement with Mr. Mitchell provides that he is not required to reimburse the Company for personal use until the aggregate incremental cost reaches $100,000, and thereafter is required to reimburse the Company for all incremental cost incurred above that amount. During 2021, the aggregate incremental cost to Crane Co. for personal use of the aircraft by Messrs. Tullis and Mitchell, less amounts paid by them under the time share agreements, was $0 and $100,000, respectively.

Management Organization and Compensation Committee Report

The Compensation Committee of the Board has submitted the following report for inclusion in this Proxy Statement/Prospectus:

The Committee has reviewed and discussed with management the Compensation Discussion and Analysis set forth in this Proxy Statement/Prospectus. Based on our review and discussions with management, the Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement/Prospectus, and incorporated by reference in Crane Co.’s Annual Report on Form 10-K for the year ended December 31, 2021.

Submitted by:

The Management Organization and Compensation

Committee of the Board of Directors of Crane Co.

Donald G. Cook

Ronald C. Lindsay

Ellen McClain

Charles G. McClure, Jr.

Jennifer M. Pollino, Chair

John S. Stroup

2021 EXECUTIVE COMPENSATION TABLES

Annual Compensation of the Named Executive Officers

This discussion should be read together with the 2021 Summary Compensation Table and the 2021 Grants of Plan-Based Awards table below.

Base Salary — The annual base salary of the Chief Executive Officer, Mr. Mitchell, is determined by the Compensation Committee and approved by the Board. The base salary of each of the other NEOs is recommended by the Chief Executive Officer and approved by the Compensation Committee. Base salary accounted for approximately 23% of the aggregate total compensation of the NEOs.

Stock Awards (PRSUs and TRSUs) — In January 2021, the Compensation Committee made grants of PRSUs to certain key executives, including the NEOs. The PRSUs will vest, if at all, at the end of 2023, as determined with reference to the percentile ranking of the TSR of Crane Co. common stock for the period from January 1, 2021, through December 31, 2023, as compared to the TSRs of the other companies in the S&P Midcap 400 Capital Goods Group. The Committee also made grants of TRSUs to certain key executives, including the NEOs, which will vest ratably on the first, second, third, and fourth anniversaries of the date of grant.

The grants were made pursuant to the 2018 Stock Incentive Plan. See “Potential Payments Upon Termination or Change in Control” beginning on page 75 for a description of treatment of the PRSUs upon termination of employment.

Option Awards — In January 2021, consistent with previous practice, Crane Co. made annual grants of stock options to executives and other key employees including the NEOs pursuant to the 2018 Stock Incentive Plan. Options become exercisable 25% per year over four years, and expire, unless exercised, 10 years after grant. The exercise price of the options granted on January 25, 2021, was $78.59, which was the fair market value of Crane Co. stock on the date of grant, calculated in accordance with the terms of the 2018 Stock Incentive Plan by taking the closing price on the grant date. See “Potential Payments Upon Termination or Change in Control” beginning on page 75 for a description of treatment of the options upon termination of employment.

Non-Equity Incentive Plan Compensation — In January 2021, the Compensation Committee made target bonus awards pursuant to the Annual Incentive Plan to each of the Company’s executive officers (including the NEOs). The awards became payable in cash in the first quarter of 2022 to the extent that certain performance targets were met during 2021. The target awards are shown in the 2021 Grants of Plan-Based Awards table beginning on page 69; the amounts shown in the 2021 Summary Compensation Table under “Non-Equity Incentive Plan Compensation” for 2021 are the actual amounts paid.

Other Compensation — The amounts appearing in the 2021 Summary Compensation Table under the caption “All Other Compensation” are disaggregated in footnote 5 to the table.

2021 Executive Compensation Tables

2021 Summary Compensation Table

The table below summarizes the compensation for 2021, 2020 and 2019 earned by Crane Co.’s Chief Executive Officer, its Chief Financial Officer, and each of the three other most highly paid executive officers (as determined pursuant to SEC rules) who were serving as executive officers on December 31, 2021.

Name and Principal Position	Year	Salary ($)	Stock Awards ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(4)	All Other Compensation ($)(5)	Total ($)

Max H. Mitchell President and Chief Executive Officer	2021	1,177,990	3,956,400	1,274,996	2,880,000	—	195,104	9,484,490
	2020	857,475	3,156,256	1,890,003	156,663	185,206	116,063	6,361,666
	2019	1,004,250	3,085,723	1,836,266	837,372	228,861	198,340	7,190,812

Richard A. Maue Senior Vice President and Chief Financial Officer	2021	681,258	966,767	312,508	1,028,352	—	70,313	3,059,198
	2020	609,551	848,037	420,002	247,200	—	65,759	2,190,549
	2019	622,898	952,205	419,998	333,531	—	68,859	2,397,491

Anthony M. D’Iorio Senior Vice President, General Counsel and Secretary	2021	494,740	541,368	174,992	700,050	—	51,491	1,962,641
	2020	416,852	459,316	227,507	158,025	50,818	47,604	1,360,122
	2019	427,692	426,092	210,007	209,152	62,062	49,672	1,384,677

Kurt F. Gallo Senior Vice President	2021	502,900	502,711	162,500	708,271	—	51,430	1,927,812
	2020	451,634	459,316	227,507	342,160	—	42,786	1,523,403
	2019	457,735	519,608	157,505	114,953	—	48,751	1,298,552

Alejandro Alcala Senior Vice President	2021	463,894	464,053	150,008	656,033	—	49,470	1,783,458
	2020	415,684	423,972	209,993	207,700	—	48,610	1,305,959

(1)

Amounts shown in this column reflect the grant date fair value computed in accordance with FASB ASC Topic 718, with respect to awards of TRSUs and PRSUs made during 2021, 2020 and 2019. For details of individual grants of TRSUs and PRSUs during 2021 see the 2021 Grants of Plan-Based Awards table below. There were no forfeitures of TRSUs by any of the NEOs during the fiscal year. PRSUs, however, for the three-year period 2019-2021 vested at 25% of target due to below threshold performance. The assumptions on which these valuations are based are set forth in Note 8 to the audited financial statements included in Crane Co.’s annual report on Form 10-K filed with the SEC on February 28, 2022.

(2)

Amounts shown in this column reflect the grant date fair value computed in accordance with FASB ASC Topic 718, with respect to awards of options to purchase Crane Co. stock made during the indicated year. For details of individual grants of stock options during 2021 see the 2021 Grants of Plan-Based Awards table below. There were no forfeitures of Crane Co. stock options by any of the NEOs during the fiscal year. The assumptions on which these valuations are based are set forth in Note 8 to the audited financial statements included in Crane Co.’s annual report on Form 10-K filed with the SEC on February 28, 2022.

(3)

Amounts shown in this column for all NEOs represent amounts determined on the basis of the indicated year’s performance and paid early in the following year under the Annual Incentive Plan. For details of the 2021 grants, including the minimum, target and maximum amounts that were potentially payable, see 2021 Grants of Plan-Based Awards Table below.

(4)

For 2021, 2020, and 2019, the amount shown in this column for Mr. Mitchell, and for 2021, 2020 and 2019 for Mr. D’Iorio is the change in the actuarial present value of the accumulated benefit under all defined benefit plans (which include the Crane Co. Pension Plan for Eligible Employees and the Crane Co. Benefit Equalization Plan) from December 31, 2020, 2019, and 2018 (the pension plan measurement dates used for financial statement reporting purposes with respect to Crane’s audited financial statements for 2021, 2020, and 2019, respectively) to December 31, 2021, 2020, and 2019 (the pension plan measurement dates with respect to Crane’s audited financial statements for 2020, 2019, and 2018 respectively). For additional information regarding these plans, see “Retirement Benefits” on page 73. For 2021 for Messrs. Mitchell and D’Iorio, the changes in the actuarial present value of the accumulated benefit under all defined benefit plans (which include the Crane Co. Pension Plan for Eligible Employees and the Crane Co. Benefit Equalization Plan) were as follows:

	Year Ended December 31,	Pension Plan for Eligible Employees ($)	Benefit Equalization Plan ($)

M. H. Mitchell	2021	—	—

A. M. D’Iorio	2021	—	—

2021 Executive Compensation Tables

(5)	Amounts in this column for 2021 include the following:

	Dividends Paid on Restricted Stock/RSUs* ($)	Personal Use of Company Aircraft** ($)	Personal Use of Company- Provided Car ($)	Company Contribution to Benefit Equalization Plan*** ($)	Company Contribution to 401(k) Plan ($)	Insurance Premiums ($)	Cyber Security Protection ($)	Total ($)

M. H. Mitchell	22,324	100,000	20,353	31,340	17,400	1,437	2,250	195,104

R. A. Maue	13,478	—	16,969	19,154	17,400	1,062	2,250	70,313

A. M. D’Iorio	6,662	—	15,819	10,883	17,400	727	—	51,491

K. F. Gallo	8,376	—	5,965	16,652	17,400	787	2,250	51,430

A. Alcala	5,793	—	15,163	11,447	16,341	726	—	49,470

*

Dividends are paid on shares of restricted stock and TRSUs at the same rate as on all other shares of Common Stock. Dividends are not accrued or paid on PRSUs until the awards are earned and shares of Common Stock are issued.

**	The method of computing the cost of personal use of the Crane Co. aircraft is described under the caption “Use of Company Aircraft” on page 64.

***	Includes the Company contribution to the defined contribution benefit under the Benefit Equalization Plan; see “Nonqualified Deferred Compensation Benefits” below.

2021 Executive Compensation Tables

2021 Grants of Plan-Based Awards

The following table gives further details of 2021 compensation as disclosed in the “Stock Awards,” “Option Awards” and “Non-Equity Incentive Plan Compensation” columns of the 2021 Summary Compensation Table.

In the table below, the rows labeled “Annual Incentive Plan” disclose target bonuses set in February 2021, at which time business performance targets were also fixed. The column headings in relation to the Annual Incentive Plan are as follows:

•

“Threshold” is the amount that would have been payable if actual performance compared to each target was at a predetermined minimum level (for example, if Adjusted EPS had been at $4.18, or 80% of the target performance goal), and below which no amount would have been payable;

•	“Target” is the amount that would have been payable if actual performance had been exactly equal to each of the targets (for example, if Adjusted EPS had been $5.22); and

•

“Maximum” is the amount that would have been payable if actual performance had been a predetermined percentage above the target (for example, if Adjusted EPS per share had been $6.26, or 120% of the target performance goal, or greater).

Note that the amount shown in the 2021 Summary Compensation Table for 2021 under the heading “Non-Equity Incentive Plan Compensation” is the cash bonus actually paid, which was determined entirely by the performance of the business as compared to the targets set at the beginning of 2021.

The rows labeled “PRSU” disclose the target numbers of shares that may vest at the end of 2023 in respect of grants made in January 2021. Vesting will be based on the TSR of Crane Co. stock relative to the other companies in the S&P Midcap 400 Capital Goods Group over the three-year period 2021 – 2023. The column headings in relation to the PRSUs are as follows:

•	“Threshold” is the number of shares that will vest if Crane Co.’s TSR is at the 25th percentile of comparator group performance, and below which no shares will vest;

•	“Target” is the number of shares that will vest if Crane Co.’s TSR is at the 50th percentile (median) of the comparator group; and

•

“Maximum” is the number of shares that will vest if Crane Co.’s TSR is at the 75th percentile of the comparator group or higher (however, if Crane Co.’s TSR is negative, the number of shares will not be higher than 100% of target).

In no event will the aggregate value of the shares earned exceed four times the value of the target number of shares determined at the beginning of the performance period.

The column headed “Grant Date Fair Value” shows the grant date fair value of the PRSUs, calculated using a formula based on the probability of various outcomes. This amount also appears in the 2021 Summary Compensation Table under the heading “Stock Awards”; see footnote 1 to the 2021 Summary Compensation Table on page 67. The value of the shares that actually vest at the end of 2023, if any, may be higher or lower than the grant date fair value.

2021 Executive Compensation Tables

The rows labeled “Stock Option” disclose the number of shares underlying stock options granted in January 2021, in respect of the executive’s performance during the previous year and as an incentive for performance during future years. The amount under the heading “Grant Date Fair Value,” calculated using the Black-Scholes formula, also appears in the 2021 Summary Compensation Table under the heading “Option Awards”; see footnote 2 to the 2021 Summary Compensation Table.

	Type of Award	Grant Date(1)	Estimated possible payouts under non-equity incentive plan awards(2) ($)			Estimated future payouts under equity incentive plan awards(3) (#)			All Other Stock Awards: Number of shares of stock or units (#)	All other option awards: Number of securities underlying options (#)	Exercise or base price of option awards ($/sh)(4)	Grant date fair value of stock and option awards ($)(5)
Name			Threshold	Target	Max.	Threshold	Target	Max.

M. H. Mitchell	AIP	1/25/21	—	1,440,000	2,880,000
	PRSU	1/25/21				8,923	35,692	71,384				2,936,381
	TRSU	1/25/21							12,979			1,020,020
	Options	1/25/21								61,239	78.59	1,274,996

R. A. Maue	AIP	1/25/21	—	514,176	1,028,352
	PRSU	1/25/21				1,988	7,953	15,906				654,293
	TRSU	1/25/21							3,976			312,474
	Options	1/25/21								15,010	78.59	312,508

A. M. D’Iorio	AIP	1/25/21	—	350,025	700,050
	PRSU	1/25/21				1,113	4,453	8,906				366,348
	TRSU	1/25/21							2,227			175,020
	Options	1/25/21								8,405	78.59	174,992

K. F. Gallo	AIP	1/25/21	—	354,136	708,271
	PRSU	1/25/21				1,034	4,135	8,270				340,186
	TRSU	1/25/21							2,068			162,524
	Options	1/25/21								7,805	78.59	162,500

A. Alcala	AIP	1/25/21	—	328,017	656,033
	PRSU	1/25/21				954	3,817	7,634				314,025
	TRSU	1/25/21							1,909			150,028
	Options	1/25/21								7,205	78.59	150,008

(1)	All grants of PRSUs, TRSUs and stock options were effective as of the date on which the Compensation Committee voted to approve such grants.

(2)

On January 24, 2022, the Committee approved bonus payouts for 2021 at 200% of target for the corporate NEOs and 200% of target for Messrs. Gallo and Mr. Alcala, based on 2021 results as adjusted for certain Special Items See “Annual Incentive Compensation” beginning on page 53. The approved bonus payout amounts were paid in February 2022 and are shown in the 2021 Summary Compensation Table under “Non-Equity Incentive Plan Compensation” for 2021.

(3)

Amounts shown are the estimated number of shares that will vest in respect of grants of PRSUs made on January 25, 2021, under the 2018 Stock Incentive Plan. The actual number of shares that will vest will be determined at year-end 2023 with reference to the ranking of Crane Co.’s TSR among the TSR of the other companies in the S&P Midcap 400 Capital Goods Group over the period from January 1, 2021, through December 31, 2023. See “Elements of Compensation and 2021 Decisions – Long-Term Equity Incentive Compensation” in the Compensation Discussion and Analysis beginning on page 56.

(4)

The exercise price of options is the fair market value of Crane Co. stock on the date of grant, determined in accordance with the terms of the 2018 Stock Incentive Plan which is the closing market price on the date of grant.

(5)	The grant date fair values of PRSUs, TRSUs, and stock options are as follows, in each case calculated in accordance with FASB ASC Topic 718:

Type of Equity Award	Value ($)	Method of Valuation

PRSUs	82.27	Monte Carlo pricing model

TRSUs (1/25/2021)	78.59	Closing trading price on grant date

Stock Options	20.82	Black-Scholes pricing model

2021 Executive Compensation Tables

2021 Option Exercises and Stock Vested

The following table provides information on all exercises of stock options, and all vesting of RSUs, for each of the NEOs during 2021.

The value realized on exercise of options is computed by multiplying the number of shares acquired upon exercise by the difference between the market price of the shares on the applicable exercise date (calculated as the closing price on that date, or, if the shares received were concurrently sold, as the price actually obtained), and the exercise price of the options. The value realized on vesting of TRSUs and PRSUs is computed by multiplying the number of shares by the closing price on the applicable vesting date.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares/Units Acquired on Vesting (#)	Value Realized on Vesting ($)

M. H. Mitchell	445,977	19,541,755	0	0

R. A. Maue	94,810	3,694,212	2,353	185,055

A. M. D’Iorio	14,794	674,753	1,284	98,793

K. F. Gallo	30,000	1,563,307	1,478	122,990

A. Alcala	0	0	912	69,813

2021 Executive Compensation Tables

2021 Outstanding Equity Awards at Fiscal Year-End

The following table shows for each NEO, as of December 31, 2021: (i) under the heading “Option Awards,” the number of unexercised options, whether exercisable or unexercisable, with the exercise price and expiration date of each grant; (ii) in the first and second columns under the heading “Stock Awards,” the number and market value of unvested shares of restricted stock, unvested TRSUs and unvested retirement shares; and (iii) in the third and fourth columns under the heading “Stock Awards,” the number and market value of unearned PRSUs. No such awards have been transferred by any of the NEOs.

		Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(2)	Market Value of Shares or Units of Stock That Have Not Vested ($)(3)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(4)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(3)

M. H. Mitchell	117,103	—		73.90	1/30/27	12,979	1,320,354	88,565	9,009,717
	62,394	20,799	(5)	93.40	1/29/28
	58,146	58,147	(6)	79.14	1/28/29
	29,568	88,705	(7)	83.58	1/27/30
	—	61,239	(8)	78.59	1/25/31

R. A. Maue	26,965	—		73.90	1/30/27	7,762	789,628	19,597	1,993,501
	16,230	5,411	(5)	93.40	1/29/28
	13,299	13,300	(6)	79.14	1/28/29
	6,570	19,713	(7)	83.58	1/27/30
	—	15,010	(8)	78.59	1/25/31

A. M. D’Iorio	5,680	—		58.47	1/26/25	3,873	394,000	10,826	1,101,329
	7,704	—		73.90	1/30/27
	7,377	2,460	(5)	93.40	1/29/28
	6,650	6,650	(6)	79.14	1/28/29
	3,559	10,678	(7)	83.58	1/27/30
	—	8,405	(8)	78.59	1/25/31

K. F. Gallo	7,455	—		58.47	1/26/25	4,722	480,369	9,953	1,012,519
	11,325	—		73.90	1/30/27
	6,197	2,066	(5)	93.40	1/29/28
	4,987	4,988	(6)	79.14	1/28/29
	3,559	10,678	(7)	83.58	1/27/30
	—	7,805	(8)	78.59	1/25/31

A. Alcala	10,740	—		64.78	1/27/24	3,368	342,627	9,321	948,225
	14,909	—		58.47	1/26/25
	24,156	—		43.57	1/25/26
	12,134	—		73.90	1/30/27
	6,492	2,165	(5)	93.40	1/29/28
	5,541	5,542	(6)	79.14	1/28/29
	3,285	9,856	(7)	83.58	1/27/30
	—	7,205	(8)	78.59	1/25/31

(1)

Options vest on the dates indicated in the corresponding footnote; options also vest (or continue to vest per schedule in case of retirement for certain awards) upon death, disability, retirement, or termination after a change in control. Retirement for this purpose generally means termination of employment after age 65.

2021 Executive Compensation Tables

(2)	Figures in this column include time-based RSUs which will vest according to the following schedule:

Vesting Date	Mitchell	Maue	D’Iorio	Gallo	Alcala

January 25, 2022	3,244	994	556	517	477

January 27, 2022	—	539	292	292	269

January 28, 2022	—	568	284	213	237

January 29, 2022	—	442	201	169	177

March 29, 2022	—	295	—	591	—

January 25, 2023	3,245	994	557	517	477

January 27, 2023	—	538	292	292	269

January 28, 2023	—	569	285	214	237

March 29, 2023	—	296	—	591	—

January 25, 2024	3,245	994	557	517	477

January 27, 2024	—	539	292	292	270

January 25, 2025	3,245	994	557	517	478

For all grants, vesting also occurs (or continues to occur per schedule in case of retirement for certain awards) upon death, disability, or retirement, or upon a change in control. Retirement for this purpose generally means termination of employment after age 65, or after age 62 with at least 10 years of service.

(3)	Computed using a price of $101.73 per share, which was the closing market price of Crane Co. stock on the last trading day of 2021.

(4)

The PRSUs granted in 2020 and 2021 will vest, if at all, on December 31, 2022, and December 31, 2023, respectively, as determined with reference to the percentile ranking of the total stockholder return (share price appreciation plus reinvested dividends), or TSR, of Crane Co. common stock for the three-year period ending on that date, as compared to the TSRs of the other companies in the S&P Midcap 400 Capital Goods Group. Pursuant to SEC rules, the hypothetical amounts shown in the table include the PRSUs granted in 2020 at threshold level (25%), and the PRSUs granted in 2021 at maximum level (200%), based on Crane Co.’s TSR performance as of December 31, 2021. There can be no assurance, however, that the Company’s TSR for a full vesting period will be sufficient for the PRSUs to vest, if at all, at any particular level. The PRSUs granted in 2019 became vested in early 2022, after performance results through December 31, 2021, were certified, at 25% of target, and are reflected in the table at that level. See “Elements of Compensation and 2021 Decisions—Long-Term Equity Incentive Compensation” on page 56.

(5)	This option grant will be 100% vested on January 29, 2022.

(6)	This option grant will be 75% vested on January 28, 2022, and 100% on January 28, 2023.

(7)	This option grant will be 50% vested on January 27, 2022; 75% on January 27, 2023; and 100% on January 27, 2024.

(8)	This option grant will be 25% vested on January 25, 2022; 50% on January 25, 2023; 75% on January 25, 2024; and 100% on January 25, 2025.

Retirement Benefits

Employees Hired Prior to 2006 (defined benefit) — All employees of Crane Co. hired before January 1, 2006, including Messrs. Mitchell and D’Iorio, have accrued retirement benefits under the Company’s defined benefit pension plan, which was closed to employees hired after 2005 and then frozen with no further benefit accruals effective December 31, 2012. For all eligible salaried employees, including all of the executive officers, Crane Co. provides a retirement benefit equal to three percent of covered compensation, subject to Internal Revenue Code limits as described below, which amount is invested in the Crane Co. Savings and Investment Plan (401(k) plan), a defined contribution retirement plan, at the direction of the employee.

Effective January 1, 2013, all executive officers and other employees who were participants in the pension plan receive annual pension benefits payable under the pension plan equal to 1-2/3% per year of service of the participant’s average annual compensation during the five highest compensated consecutive years (prior to 2013) of the 10 years of service immediately preceding retirement less 1-2/3% per year of service of the participant’s Social Security benefit, up to a maximum deduction of 50% of the Social Security benefit. Compensation for purposes of the pension plan is defined as total W-2 compensation plus employee contributions made under salary reduction plans less: (i) reimbursements or other expense allowances; (ii) cash and noncash fringe benefits (including automobile allowances); (iii) moving expenses (including “home allowances”); (iv) deferred compensation; (v) welfare benefits; (vi) severance pay; (vii) amounts realized from the exercise of a non-qualified stock option or the sale, exchange or other disposition of stock acquired under a qualified stock option; and (viii) amounts realized when restricted stock (or property) held by the employee is recognized in the employee’s taxable income under Section 83 of the Internal Revenue Code. However, the tax code limits the total compensation taken into account for any participant under the pension plan. That limit was $290,000 for 2021 and is subject to adjustment in future years.

2021 Executive Compensation Tables

Benefit Equalization Plan — The NEOs also participate in the Benefit Equalization Plan, a non-qualified, non-elective deferred compensation plan. Under the Benefit Equalization Plan, participating executives receive a benefit intended to restore retirement benefits under the Company’s regular pension plan that are limited by the Internal Revenue Code cap on the amount of compensation that can be considered in determining benefits under tax-qualified pension plans. There is no supplemental benefit based on deemed service or enhanced compensation formulas. Benefits accrued under this plan are not funded or set aside in any manner. The NEOs with defined benefit accounts in this plan are Mr. Mitchell. This plan was also frozen as to defined benefit accruals effective December 31, 2012. Effective January 1, 2014, the Benefit Equalization Plan was amended to cover participants’ benefits under the defined contribution retirement plan referenced above, and the Committee extended the participation in this plan to 21 senior leadership executives, including all of the NEOs.

See “Nonqualified Deferred Compensation Benefits” below, regarding certain employer contributions to the Benefit Equalization Plan for the year 2014 and after.

The table below sets forth the number of years of credited service and the present value at December 31, 2021, of the accumulated benefit under the pension plan and the Benefit Equalization Plan for each of the NEOs covered by those plans.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)(1)	Payments During Last Fiscal Year ($)

M. H. Mitchell	Crane Co. Pension Plan for Eligible Employees	9	407,640	—
	Crane Co. Benefit Equalization Plan	5	973,587	—
A. M. D’Iorio	Crane Co. Pension Plan for Eligible Employees	8	350,631	—

(1)

The actuarial present value of each participant’s accumulated pension benefit is determined using the same assumptions and pension plan measurement date used for financial statement reporting purposes. The actual retirement benefit at normal retirement date payable under the pension plan for eligible employees is subject to an additional limit under the tax code which, for 2021, does not permit annual retirement benefit payments to exceed the lesser of $235,000 or the participant’s average compensation for the participant’s three consecutive calendar years of highest compensation, subject to adjustment for future years. The dollar limit is subject to further reduction to the extent that a participant has fewer than 10 years of service with Crane Co. or 10 years of participation in the defined benefit plan.

Nonqualified Deferred Compensation Benefits

The Benefit Equalization Plan was amended effective January 1, 2014, to add a defined contribution component that restores the tax-limited portion of the non-matching company contribution under the Company’s 401(k) plan. That benefit is currently three percent of a participant’s annual salary plus bonus in excess of the Internal Revenue Code compensation limit that applies under the 401(k) plan. Contributions earn interest during a plan year at a rate equal to the average 10-year Treasury Constant Maturities for the month of December immediately preceding such plan year. The contributions become vested based on the participant’s years of service at the rate of 20% per year over five years. Vested contributions, as adjusted for interest, are payable in a lump sum cash payment six months after termination of employment.

The following table shows information about the participation by each NEO in the Benefit Equalization Plan with respect to this employer contribution. The NEOs do not participate in any other defined contribution nonqualified deferred compensation plans.

2021 Executive Compensation Tables

2021 Nonqualified Deferred Compensation

Name	Executive Contributions in 2021 ($)	Employer Contributions in 2021(1) ($)	Aggregate Earnings in 2021 ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at December 31, 2021 ($)

M. H. Mitchell	—	31,340	3,377	—	397,826

R. A. Maue	—	19,154	1,469	—	178,537

A. M. D’Iorio	—	10,883	306	—	44,086

K. F. Gallo	—	16,652	1,087	—	134,598

A. Alcala	—	11,447	649	—	81,853

(1)	Amounts in this column are included in “All Other Compensation” in the 2021 Summary Compensation Table.

Potential Payments Upon Termination or Change in Control

The NEOs would have received certain payments or other benefits in the following circumstances, assuming that each had taken place on December 31, 2021:

•	the executive resigns voluntarily;

•	the executive is involuntarily terminated, either directly or constructively;

•	the executive retires;

•	the executive dies or becomes permanently disabled while employed; or

•	a change in control of Crane Co. takes place and the executive is terminated under certain circumstances within up to three years.

Such payments or other benefits would be due to the NEOs under the following plans and agreements:

Severance Pay

Our stated severance policy is to pay salaried employees one week per year of service upon termination of employment by Crane Co. for the convenience of Crane Co.; however, our prevailing practice on severance in the case of executive officers is to pay the executive an amount equal to one year’s base salary, either in a lump sum or by continuation of biweekly payroll distributions, at the election of the executive, with medical, dental, and other welfare benefits and retirement benefits continuing during such period. Under this practice, if each of the NEOs had been terminated by Crane Co. for the convenience of Crane Co. as of December 31, 2021, the severance to which they would have been entitled (including the estimated value of continuation of welfare benefits) would have been as follows:

M. H. Mitchell	$1,223,740

R. A. Maue	$709,426

A. M. D’Iorio	$500,764

K. F. Gallo	$523,373

A. Alcala	$485,999

2021 Executive Compensation Tables

Stock Options

Voluntary Resignation	Unvested options cancelled; vested options remain exercisable for a period following termination of employment, as stated in the applicable award agreement, generally ranging from 90 days to the full option term (depending on the reason for termination and the year of grant)

Involuntary Termination	Unvested options cancelled; vested options remain exercisable for a period following termination of employment, as stated in the applicable award agreement, generally ranging from 90 days to the full option term (depending on the reason for termination and the year of grant)

Retirement	Options continue to become vested and exercisable in accordance with the regular schedule, subject to compliance with a covenant not to compete with the Company

Death or Permanent Disability While Employed	Unvested options become immediately exercisable

Change in Control	No change

Termination After Change in Control	Vesting is accelerated only if employment is terminated, involuntarily or for Good Reason, within two years after the change in control

If the then unvested stock options of each of the NEOs had become exercisable as of December 31, 2021, and assuming the value of Crane Co. stock to be $101.73 per share, the closing price on the last trading day of 2021, the aggregate value to each of the NEOs of exercising the unvested options on that date would have been as follows:

M. H. Mitchell	$4,513,863

R. A. Maue	$1,050,643

A. M. D’Iorio	$559,013

K. F. Gallo	$504,302

A. Alcala	$488,838

Restricted Share Units and Performance Restricted Share Units

Voluntary Resignation	Forfeited

Involuntary Termination	Forfeited

Retirement(1)	Continue to vest in accordance with the regular schedule, subject to compliance with a covenant not to compete with the Company

Death or Permanent Disability While Employed	Immediate vesting(2)

Change in Control	No change

Termination After Change in Control	Accelerated vesting only if employment is terminated, involuntarily or for Good Reason, within two years after the change in control(3)

(1)

Retirement for this purpose generally means termination of employment after age 65, or after age 62 with at least 10 years of service. Vesting of PRSUs is not determined until after the applicable performance period based on the actual performance results. Amounts in the table immediately below assume 25% for the 2019 grant, 0% for the 2020 grant and 200% for the 2021 grant (based on performance through the end of the last fiscal year).

(2)

Vesting of PRSUs is not determined until after the applicable performance period based on the actual performance results. Amounts in the table immediately below assume 25% for the 2019 grant, 0% for the 2020 grant and 200% for the 2021 grant (based on performance through the end of the last fiscal year).

(3)

For PRSUs vesting in connection with a change in control, the number of shares vesting is generally based on performance results determined through the date immediately before the change in control, except that if the change in control occurs during the first half of the performance period, the number of PRSUs vesting is based on target performance. Amounts in the table immediately below assume 25% for the 2019 grant and 0% for the 2020 grant (based on performance through the end of the last fiscal year), and 100% (target) for the 2021 grant.

2021 Executive Compensation Tables

If the then unvested RSUs (including PRSUs) owned by each of the NEOs had become vested as of December 31, 2021, and assuming the value of Crane Co. stock to be $101.73 per share, the closing price on the last trading day of 2021, the aggregate value to each of the NEOs would have been as follows:

	Retirement, Death or Disability ($)	Change in Control/ Termination ($)

M. H. Mitchell	9,467,401	5,836,454

R. A. Maue	2,600,626	1,791,567

A. M. D’Iorio	1,396,448	943,444

K. F. Gallo	1,394,006	973,353

A. Alcala	1,199,600	811,297

Benefit Equalization Plan

Each of the NEOs participates in the Benefit Equalization Plan described under the caption “Retirement Benefits” on page 73. Assuming their separation from service as of December 31, 2021, they would have become entitled to the following benefits under the defined benefit and defined contribution portions of the Benefit Equalization Plan, respectively. In the event of a participant’s death, one-half of the benefit would be payable to the participant’s beneficiary.

	Defined Benefit ($)	Defined Contribution ($)

M. H. Mitchell	973,587	397,826

R. A. Maue		178,537

A. M. D’Iorio		44,086

K. F. Gallo		134,598

A. Alcala		81,853

Change in Control Agreements

Each of the NEOs has an agreement that, in the event of a change in control of Crane Co., provides for the continuation of the employee’s then current base salary, bonus plan, and benefits for the three-year period following the change in control. The agreements are for a three-year period, but are automatically extended annually by an additional year unless Crane Co. gives notice that the period shall not be extended.

Upon termination within three years after a change in control, by Crane Co. without “Cause” or by the employee with “Good Reason” (as defined in the agreement), the employee is immediately entitled to a proportionate amount of the greater of the last year’s bonus or the average bonus paid in the three prior years, plus three times the sum of his or her annual salary and the greater of the last year’s bonus or the average of the previous three years’ bonuses. All accrued deferred compensation and vacation pay, employee benefits, medical coverage, and other benefits also continue for three years (or until normal retirement) after termination.

“Cause” under the change in control agreements generally includes, among other things, personal dishonesty or certain breaches of fiduciary duty; repeated, willful, and deliberate failure to perform the executive’s specified duties; the commission of a criminal act related to the performance of duties; distributing proprietary confidential information about the Company; habitual intoxication by alcohol or other drugs during work hours; or conviction of a felony.

“Good Reason” under the change in control agreements includes, among other things, any action by Crane Co. that results in a diminution in the position, authority, duties, or responsibilities of the employee.

2021 Executive Compensation Tables

If a change in control had taken place on December 31, 2021, and employment had terminated immediately thereafter, each of the NEOs would have become entitled to the following benefits under this provision:

	Cash Payment ($)	Estimated value of continuation for three years (or until normal retirement) of medical coverage and other benefits ($)

M. H. Mitchell	15,120,000	71,221

R. A. Maue	6,170,112	71,574

A. M. D’Iorio	4,300,308	2,183

K. F. Gallo	4,350,808	52,395

A. Alcala	4,029,917	52,213

Aggregate Benefit Amounts

The table below reflects the estimated aggregate compensation that each of the NEOs would receive in the event of his voluntary resignation, involuntary termination, normal retirement at age 65, death or disability, change in control, and termination following a change in control. The amounts shown assume that such termination was effective as of December 31, 2021, and include amounts earned through that date. They are therefore not equivalent to the amount that would be paid out to the executive upon termination at another time.

Name	Voluntary Resignation ($)	Involuntary Termination ($)	Retirement ($)	Death or Disability ($)	Change in Control ($)	Change in Control and Termination ($)

M. H. Mitchell	—	1,223,740	13,981,264	13,981,264	—	25,541,538

R. A. Maue	—	709,426	3,651,269	3,651,269	—	9,083,897

A. M. D’Iorio	—	500,764	1,955,461	1,955,461	—	5,804,948

K. F. Gallo	—	523,373	1,898,308	1,898,308	—	5,880,858

A. Alcala	—	485,999	1,688,438	1,688,438	—	5,382,264

Pay Ratio

As of December 31, 2021, Crane Co. had 11,017 employees located in 34 countries around the world (excluding contract workers), of whom 5,795 were located in the United States. For the calendar year 2021, the estimated median of the annual total compensation of all those employees worldwide (excluding our CEO) was $55,772 and the estimated median of the annual total compensation of all those employees located in the United States (excluding our CEO) was $84,190. The total compensation of our CEO, Max Mitchell, in 2021 was $9,484,490 (see “2021 Summary Compensation Table” beginning on page 67), which was 170 times the compensation of the median employee worldwide, and 113 times the compensation of the median employee in the United States. As permitted by SEC rules, we used the same median employees (worldwide and United States) for 2021 as identified for 2020, because there have been no significant changes to our workforce or pay design. Of note, this total includes approximately 450 employees of our Engineered Materials segment which is currently held for sale in all financial accounting metrics for 2021, however the sale of which is expected to occur in the first half of 2022.

The following briefly describes the process we used to identify our median employees for 2020, based on our employee population as of December 31, 2020:

•

We used a statistical sampling technique to identify each median employee, randomly selecting 263 of our worldwide employees and 257 of our United States employees. We then identified the individual in each of the two samples who received the median compensation, using for this purpose salary (including base wages), bonus and overtime actually paid during 2020. We then determined the 2021 annual total compensation of those two employees as shown above on the same basis as used for the CEO in the 2021 Summary Compensation Table.

2021 Executive Compensation Tables

•

In accordance with SEC rules, our sampling of the worldwide group excluded all employees located in 19 countries who together comprise fewer than 5% of all Crane Co. employees. We excluded employee populations in the following countries, each of which has no more than 25 employees: Austria, Belgium, Brazil, Greece, Hong Kong, Ireland, Italy, Korea, Malaysia, Russia, Singapore, South Africa, and Spain; in Australia, France, Switzerland, the Netherlands, the United Arab Emirates and Ukraine, each with more than 30 but fewer than 60 employees. After excluding employees in these countries, our pay ratio calculation included 10,383 of our total 10,749 employees for 2020.

The CEO pay ratio reported above is a reasonable estimate calculated in a manner consistent with SEC rules based on the methodologies and assumptions described above. SEC rules for identifying the median employee and determining the CEO pay ratio permit companies to use a wide range of methodologies, estimates, and assumptions. As a result, the CEO pay ratios reported by other companies, which may have employed other permitted methodologies or assumptions and which may have a significantly different work force structure from ours, are likely not comparable to our CEO pay ratio.

Equity Compensation Plan Table

As of December 31, 2021:	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)		Weighted average exercise price of outstanding options (b)	Number of securities remaining available for future issuance under equity compensation plans (c)

Equity compensation plans approved by security holders:

2018 Stock Incentive Plan (and predecessor plans)	2,952,781	(*)	$74.82	—

2018 Amended and Restated Stock Incentive Plan	24,060			4,734,667

Equity compensation plans not approved by security holders	—			—

Total	2,976,841		$74.82	4,734,667

*Includes 372,615 RSUs, 118,036 DSUs and 419,854 PRSUs, assuming the maximum potential payout percentage. Actual numbers of shares may vary, depending on actual performance. If the PRSUs included in this total vest at the target performance level as opposed to the maximum level, the aggregate awards outstanding would be 2,742,854. Column (b) does not take RSUs, PRSUs or DSUs into account because they do not have an exercise price.

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

This Proxy Statement/Prospectus, and the documents to which Crane refers you in this Proxy Statement/Prospectus, contain information about Crane, some of which include “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including statements related to the Holding Company Proposal. Forward-looking statements are statements other than historical information or statements about our current condition. You can identify forward-looking statements by the use of terms such as “believes,” “contemplates,” “expects,” “may,” “might,” “could,” “should,” “would,” “will,” “anticipates,” “intends,” “aims,” “plans,” “seek,” “see,” “potential,” “considered,” “estimate,” “likely” or other similar phrases, or the negatives of these terms, or other comparable terminology that convey uncertainty of future events or outcomes. We have based the forward-looking statements relating to our operations on our current expectations, estimates and projections about us and the markets we serve, including Crane’s current expectations, estimates and projections regarding, among other things, the expected date of closing of the proposed reorganization contemplated by the Holding Company Proposal and the potential benefits thereof, its business and industry, management’s beliefs and certain assumptions made by Crane, all of which are subject to change. By their nature, forward-looking statements address matters that involve risks and uncertainties because they relate to events and depend upon future circumstances that may or may not occur, such as the consummation of the proposed reorganization contemplated by the Holding Company Proposal and the anticipated benefits thereof. These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include those detailed under the heading “Risk Factors Related to the Holding Company Proposal”, the risk factors described in Crane Co.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which is filed with the SEC and incorporated by reference herein, and elsewhere in Crane’s public filings with the SEC and the risks and uncertainties described in this Proxy Statement/Prospectus. There are a number of other factors that could cause actual results or outcomes to differ materially from those addressed in the forward-looking statements. While the list of factors presented in this Proxy Statement/Prospectus are considered representative, no such list should be considered to be a complete statement of all risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material impact on Crane’s financial condition, results of operations, credit rating or liquidity or ability to consummate the proposed reorganization contemplated by the Holding Company Proposal. These forward-looking statements speak only as of the date they are made, and Crane does not undertake to and disclaims any obligation to update these forward-looking statements.

Reference herein to “Crane,” “the Company,” “we,” “us” and “our” refer to Crane Co., the current Delaware corporation, and its subsidiaries prior to the completion of the proposed reorganization contemplated by the Holding Company Proposal, and to Crane Holdings, Co., the new Delaware corporation, and its subsidiaries upon completion of the proposed reorganization contemplated by the Holding Company Proposal, when the distinction between the two companies is not important to the discussion. Reference herein to “Crane,” “ the Company,” “we,” “us” and “our” refer to Crane Co., the current Delaware corporation, and its subsidiaries, prior to the completion of the proposed reorganization contemplated by the Holding Company Proposal, and to Crane Holdings, Co., the new Delaware corporation, and its subsidiaries, upon completion of the proposed reorganization contemplated by the Holding Company Proposal, will not apply when the context specifically states or implies otherwise.

ITEM 4: THE HOLDING COMPANY PROPOSAL

PROPOSAL 4 The Board recommends voting FOR the Holding Company Proposal

This section of this Proxy Statement/Prospectus describes the Holding Company Proposal. Although we believe that the description in this section covers the material terms of the Holding Company Proposal, this summary may not contain all of the information that is important to you. The summary of the material provisions of the Reorganization Agreement provided below is qualified in its entirety by reference to the Reorganization Agreement, which we have attached as Appendix A to this Proxy Statement/Prospectus and which we incorporate by reference into this Proxy Statement/Prospectus. You should carefully read the entire Proxy Statement/Prospectus and the Reorganization Agreement for a more complete understanding of the Holding Company Proposal. Your adoption and approval of the Holding Company Proposal will constitute your adoption and approval of the Reorganization Agreement, the reorganization merger, the Crane Holdings amended and restated certificate of incorporation, which we have attached as Appendix B to this Proxy Statement/Prospectus, and the Crane Holdings amended and restated by-laws, which we have attached as Appendix C to this Proxy Statement/Prospectus.

The Reorganization

Crane Co. currently owns all of the issued and outstanding common stock of Crane Holdings, and Crane Holdings currently owns all of the issued and outstanding limited liability company interests of Merger Sub, the subsidiary formed for purposes of completing the proposed reorganization merger. Following the adoption and approval of the Holding Company Proposal by the requisite Crane Co. stockholders and the satisfaction or waiver of the other conditions specified in the Reorganization Agreement (which are described below), Crane Co. will merge with Merger Sub.

As a result of the reorganization merger of Crane Co. and Merger Sub:

•	Crane Co. will be the surviving corporation, and the separate existence of Merger Sub will cease;

•

each outstanding share of Crane Co. common stock will automatically convert into one share of Crane Holdings common stock, as described below, and the current stockholders of Crane Co. will become the stockholders of Crane Holdings;

•

Crane Holdings will own all of Crane Co.’s common stock (and therefore Crane Co. will become a wholly-owned subsidiary of Crane Holdings), and each share of Crane Holdings common stock now held by Crane Co. will be cancelled; and

•	Crane Holdings will be the publicly traded holding company of its subsidiaries, including Crane Co.

At the effective time of the reorganization merger, Crane Holdings’ organizational documents will be amended and restated in the form of the Crane Holdings amended and restated certificate of incorporation that is included in this Proxy Statement/Prospectus as Appendix B (the “Crane Holdings amended and restated certificate of incorporation”) and the Crane Holdings amended and restated by-laws that are included in this Proxy Statement/Prospectus as Appendix C (the “Crane Holdings amended and restated by-laws”). The Crane Holdings amended and restated certificate of incorporation and the Crane Holdings amended and restated by-laws will be identical to Crane Co.’s amended and restated certificate of incorporation (the “Crane Co. amended and restated certificate of incorporation” or “Certificate of Incorporation”) and Crane Co.’s amended by-laws (the “Crane Co. amended by-laws” or “By-laws”), except for the name of the entity, removing references to the 2017 Annual Meeting in the sections discussing the election and removal of directors, updating the reference to the corporate seal, updating the indemnification provisions to align with Section 145 of the Delaware General Corporation Law, as amended (the “DGCL”) and certain dates. See “Description of Capital Stock” on page 88 for more information regarding your rights as a stockholder before and after the reorganization merger. For a summary of the indemnification provisions that will be included in the Crane Holdings amended and restated by-laws, and that will generally apply to Crane Holdings’ capital stock following the reorganization merger, see the section below on page 94 titled “Description of Crane Holdings Capital Stock – Crane Holdings Indemnification of Directors and Officers”.

Item 4: The Holding Company Proposal

Following the reorganization merger, Crane Holdings intends for Crane Co. (which will, as of that time, be a wholly-owned subsidiary of Crane Holdings) to convert from a Delaware corporation to a Delaware limited liability company. We refer to the reorganization merger and the transactions described in this paragraph collectively as the “reorganization.”

Following the reorganization, additional steps may be taken to align our corporate structure with our business operations and liability management strategy, but such steps are not considered part of the reorganization for purposes of this Proxy Statement/Prospectus.

Below is a simplified illustration of the current structure of Crane Co., as well as the structure of Crane Holdings following the reorganization:

The Board of Directors of Crane Holdings following the reorganization merger will consist of the same persons comprising the Board of Crane Co. immediately prior to the reorganization merger. Similarly, the executive officers of Crane Holdings following the reorganization merger will be the same as those of Crane Co. immediately prior to the reorganization merger.

Item 4: The Holding Company Proposal

Reasons for the Reorganization; Recommendation of the Crane Co. Board

At a meeting of the Board held on February 28, 2022, the Board concluded that the reorganization is advisable, determined that the terms of the Reorganization Agreement are advisable, fair to and in the best interests of Crane Co. and its stockholders and adopted and approved the Reorganization Agreement.

During the course of its deliberations, the Board consulted with management, outside legal counsel and outside tax and accounting advisors and considered a number of positive factors, including the following:

•

Better aligning our corporate structure with our business objectives, including by organizing and segregating the operations, assets and current and legacy liabilities of our businesses in an efficient and strategic manner. We believe the reorganization will enable us to realign our existing business segments into different subsidiaries under a holding company structure, which would provide efficiencies to us in managing our businesses.

•

Possible future strategic and business flexibility of the holding company structure. We believe the holding company structure could facilitate future expansion of our business by providing a more flexible structure for acquiring other businesses or entering into joint ventures while continuing to keep the operations and risks of our other businesses separate. In addition, if the cash generated over time by our businesses was determined by the Board to be greater than the amount necessary for the operation or capital needs of those businesses, this cash could be transferred to a separate corporate entity owned by the holding company and invested as the Board believes to be appropriate.

•

Possible future financing flexibility of the holding company structure. We believe that a holding company structure may be beneficial to stockholders in the future because it would provide flexibility as to the types of financing available to us in the capital markets. For example, Crane Holdings would be able to obtain financing and its subsidiaries may be able to obtain separate financing.

In addition to the positive factors described above, the Board also considered the following potential negative factors associated with the Holding Company Proposal:

•

Costs and expenses associated with implementing the reorganization. Implementing the reorganization may result in substantial direct costs. These costs and expenses are expected to consist primarily of attorneys’ fees, tax advisors’ fees, accountants’ fees, filing fees and financial printing expenses, which are expected to be substantially incurred prior to the vote of our stockholders, as well as costs related to our indebtedness and contractual relationships as detailed immediately below. The reorganization may also result in certain indirect costs by diverting the attention of our management and employees from our business and increasing our administrative costs and expenses. The reorganization may also result in certain state transfer or other taxes.

•

Certain existing indebtedness. We expect that the reorganization merger will constitute a sale of all or substantially all of our assets, and, as a result, we expect Crane Holdings will assume our existing indentures. If the reorganization merger does not constitute a sale of all or substantially all of our assets, the existing indentures will remain with Crane Co. In addition, the reorganization merger would result in an Event of Default under our 2021 Facility. We expect to seek waivers or amendments to the 2021 Facility to avoid any such Event of Default and we will not consummate the reorganization merger unless they have been obtained or we have chosen to terminate and replace the 2021 Facility. However, there can be no assurance that we will be able to obtain the necessary waivers or amendments. In any case, we may be required to pay fees or agree to changes to the terms of the 2021 Facility in connection with such waivers or amendments or in connection with the termination and replacement of the 2021 Facility.

•

Impact on third-party contracts. Certain of our third-party contracts may include provisions that would permit the third party to terminate or modify the contract, or that would require its consent under the terms of the contract, as a result of the reorganization merger or other aspects of the reorganization. In those situations, we may need to negotiate with the applicable third party to obtain a consent or waiver of a contractual right, and the third party may fail to grant the consent or waiver or impose new terms or conditions that are adverse to us in connection with doing so. Any such terminations, unfavorable renegotiation or changes in the terms of our third-party contracts following the reorganization could have an adverse effect on our business and operations, including product or service availability and cost, and on our financial performance and results of operations.

Item 4: The Holding Company Proposal

After careful consideration, the Board has determined that the creation of a holding company structure will benefit our stockholders. The Board has (i) approved the Holding Company Proposal, (ii) determined that the terms of the Reorganization Agreement and the reorganization are advisable, fair to and in the best interests of our stockholders and (iii) adopted and approved the Reorganization Agreement.

The Board recommends a vote “FOR” the adoption and approval of the Holding Company Proposal

What Crane Co. Stockholders Will Receive in the Reorganization Merger

Each outstanding share of Crane Co. common stock will be converted automatically into one share of Crane Holdings common stock. Immediately after the completion of the reorganization merger, each Crane Co. stockholder will own the same number and percentage of shares of Crane Holdings common stock as he, she or it owned of Crane Co. common stock as of immediately prior to the reorganization merger.

Treatment of Crane Co. Equity Awards and Stock Plans

Each outstanding option to purchase shares of Crane Co. common stock, if not exercised before the completion of the reorganization merger, will be adjusted automatically into an option to acquire, at the same exercise price, an identical number of shares of Crane Holdings common stock. Each outstanding restricted share unit for shares of Crane Co. common stock will be adjusted automatically into a restricted share unit for an identical number of shares of Crane Holdings common stock, each outstanding performance-based restricted share unit for shares of Crane Co. common stock will be adjusted automatically into a performance-based restricted share unit for an identical number of shares of Crane Holdings common stock and each deferred stock unit for shares of Crane Co. common stock will be adjusted automatically into a deferred stock unit for an identical number of shares of Crane Holdings common stock. Except as set forth in the immediately preceding two sentences, all such equity awards will continue to have the same terms and conditions as applied immediately prior to the reorganization merger.

In addition, in connection with the reorganization merger, Crane Holdings will assume each of the Crane Co. Stock Plans and the shares available for issuance under the Crane Co. Stock Plans will be adjusted in accordance with the terms of the respective plans to reflect shares of Crane Holdings common stock. The reorganization will not impact the measurement of TSR for purposes of the outstanding PRSUs.

Corporate Name Following the Reorganization Merger

The name of the public company following the reorganization merger will be “Crane Holdings, Co.”

No Exchange of Stock Certificates

In the reorganization merger, your shares of Crane Co. common stock will be converted automatically into shares of Crane Holdings common stock. Your certificates of Crane Co. common stock, if any, will represent, before and after the reorganization merger, an equal number of shares of Crane Holdings common stock, and no action with regard to stock certificates will be required on your part. We expect to send you a notice after the reorganization merger is completed specifying this and other relevant information.

Conditions to Completion of the Reorganization Merger

We will complete the reorganization merger only if each of the following conditions is satisfied or waived:

•

absence of any stop order suspending the effectiveness of the registration statement, of which this Proxy Statement/Prospectus forms a part, relating to the shares of Crane Holdings common stock to be issued in the reorganization merger;

Item 4: The Holding Company Proposal

•	adoption and approval of the Holding Company Proposal by the affirmative vote of a majority of the issued and outstanding shares of Crane Co. stock entitled to vote at the Annual Meeting;

•	receipt of approval for listing on the NYSE of shares of Crane Holdings common stock to be issued in the reorganization merger;

•	absence of any order or proceeding that would prohibit or make illegal completion of the reorganization merger; and

•

receipt by Crane Co. and Crane Holdings of a legal opinion of Skadden regarding the qualification of the reorganization as a “reorganization” within the meaning of Section 368 of the Code for U.S. federal income tax purposes.

Effectiveness of the Reorganization Merger

The reorganization merger will become effective on the date we file a Certificate of Merger with the Secretary of State of the State of Delaware or a later date that we specify therein. We will not file the Certificate of Merger unless and until the conditions to the reorganization merger described above have been satisfied or waived. We expect that Crane Holdings will cause Crane Co. (which will, as of that time, be a wholly-owned subsidiary of Crane Holdings) to convert from a Delaware corporation to a Delaware limited liability company following the reorganization merger.

Amendment of the Reorganization Agreement

The Reorganization Agreement may, to the extent permitted by the DGCL and the Delaware Limited Liability Company Act, as amended, be supplemented, amended or modified at any time prior to the completion of the reorganization merger (even after adoption and approval by our stockholders), by the mutual consent of the parties thereto.

Deferral and Abandonment; Termination of Reorganization Agreement

We may defer or abandon the reorganization merger prior to the effective time of the reorganization merger (including by terminating the Reorganization Agreement) or all or any part of the reorganization, even after adoption and approval by our stockholders, if we determine that for any reason the completion of all or such part of the reorganization would be inadvisable or not in the best interests of our Company and our stockholders.

Board of Directors and Executive Officers of Crane Holdings Following the Reorganization Merger

The Board of Directors of Crane Holdings following the reorganization merger will consist of the same persons comprising the Board of Crane Co. immediately prior to the reorganization merger. Similarly, the executive officers of Crane Holdings following the reorganization merger will be the same as those of Crane Co. immediately prior to the reorganization merger.

See “Item 1: Election of Directors” on page 19 for information concerning persons expected to become directors of Crane Holdings as a result of the Holding Company Proposal (if elected to the Board by Crane Co. stockholders pursuant to the proposal under “Item 1: Election of Directors”).

U.S. Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the reorganization that may be relevant to U.S. holders of Crane Co. common stock who receive shares of Crane Holdings common stock in exchange for Crane Co. common stock pursuant to the reorganization. This discussion is based on

Item 4: The Holding Company Proposal

current provisions of the Code, the Treasury regulations promulgated thereunder, judicial interpretations thereof and administrative rulings and published positions of the Internal Revenue Service, all as in effect as of the date hereof and all of which are subject to change or different interpretations, possibly with retroactive effect, and any such change or interpretation could affect the accuracy of the statements and conclusions set forth herein.

This discussion is limited to U.S. holders of Crane Co. common stock that hold their Crane Co. common stock as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). Further, this discussion is for general information only and does not purport to address all aspects of U.S. federal income taxation that may be relevant to particular holders in light of their personal circumstances and does not apply to holders subject to special rules under the U.S. federal income tax laws (including, for example, U.S. holders having a “functional currency” other than the U.S. dollar, persons subject to special rules applicable to former citizens and residents of the United States, banks or other financial institutions, mutual funds, persons subject to the alternative minimum tax, grantor trusts, real estate investment trusts, subchapter S corporations or other pass-through entities or arrangements (or investors in subchapter S corporations or other pass-through entities or arrangements), insurance companies, tax-exempt organizations, dealers in securities or currencies, traders in securities who elect to apply a mark-to-market method of accounting, persons holding Crane Co. common stock in connection with a hedging transaction, straddle, conversion transaction or other integrated transaction, holders other than U.S. holders, or U.S. holders who acquired their Crane Co. common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan). This discussion does not address any tax considerations arising under the Medicare tax on net investment income or the alternative minimum tax, nor any state, local or foreign tax considerations, nor does it address any U.S. federal tax considerations other than those pertaining to the income tax. Holders should consult their tax advisors as to the particular tax considerations relevant to them of the reorganization, including the applicability of any U.S. federal income and other tax laws, any state, local or non-U.S. tax laws, and any changes (or proposed changes) in tax laws or interpretations thereof.

If any entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Crane Co. common stock, the tax treatment of a person treated as a partner in such partnership will generally depend upon the status of the partner and upon the activities of the partnership. Persons that for U.S. federal income tax purposes are treated as a partner in a partnership holding Crane Co. common stock should consult their tax advisors regarding the tax considerations relevant to them of the reorganization.

HOLDERS OF CRANE CO. COMMON STOCK SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR TAX CONSIDERATIONS RELEVANT TO THEM OF THE REORGANIZATION, INCLUDING THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX LAWS.

As used herein, the term “U.S. holder” means a beneficial owner of Crane Co. common stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes, regardless of its source; or

•

a trust (a) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or (b) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

Crane Co. and Crane Holdings intend that, for U.S. federal income tax purposes, the reorganization will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Crane Co. expects to receive an opinion from Skadden to the effect that the reorganization will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. This opinion will be based on customary assumptions, representations and covenants from Crane Co. If any of the representations, assumptions or covenants on which the opinion is based is or becomes incorrect, incomplete, inaccurate or is otherwise not complied with, the validity of the opinion may be adversely affected and the tax consequences of the reorganization could differ from those described in this Proxy Statement/Prospectus.

Item 4: The Holding Company Proposal

Assuming the reorganization qualifies as a “reorganization” within the meaning of Section 368 of the Code, the U.S. federal income tax consequences of the reorganization to U.S. holders will be as follows:

•	a U.S. holder who receives Crane Holdings common stock in exchange for Crane Co. common stock pursuant to the reorganization merger will not recognize gain or loss;

•

the aggregate tax basis of the Crane Holdings common stock received pursuant to the reorganization merger will be the same as the aggregate tax basis of the Crane Co. common stock exchanged therefor; and

•

the holding period of the Crane Holdings common stock received in exchange for Crane Co. common stock pursuant to the reorganization merger will include the holding period of the Crane Co. common stock exchanged therefor.

The preceding discussion is intended only as a general discussion of the U.S. federal income tax considerations of the reorganization. It is not a complete analysis or discussion of all potential tax consequences of the reorganization that may be important to particular holders. Holders of Crane Co. common stock should consult their tax advisors as to the particular tax considerations relevant to them of the reorganization, the applicability and effect of U.S. federal, state, local and non-U.S. tax laws, and any changes (or proposed changes) in tax laws or interpretations thereof.

No Compensation Related to the Reorganization

There are no agreements or understandings, whether written or unwritten, between any director or executive officer and Crane Co., Crane Holdings or Merger Sub concerning any type of compensation, whether present, deferred or contingent, that is based on or otherwise relates to the reorganization.

Anticipated Accounting Treatment

For accounting purposes, the reorganization merger will be treated as a merger of entities under common control. The accounting treatment for such events is similar to the former “pooling of interests method.” Accordingly, the financial position and results of operations of Crane Co. will be included in the consolidated financial statements of Crane Holdings on the same basis as currently presented.

Authorized Capital Stock

Crane Co. is authorized to issue 200,000,000 shares of common stock, par value $1.00 per share, of Crane Co., and 5,000,000 shares of preferred stock, par value $0.01 per share, of Crane Co. The Crane Holdings amended and restated certificate of incorporation, which would govern the rights of our stockholders after the reorganization merger, will authorize the issuance of 200,000,000 shares of common stock, par value $1.00 per share, of Crane Holdings, and 5,000,000 shares of preferred stock, par value $0.01 per share, of Crane Holdings. Upon completion of the reorganization merger, the number of shares of Crane Holdings common stock that will be outstanding will be equal to the number of shares of Crane Co. common stock outstanding immediately prior to the reorganization merger.

Listing of Crane Holdings Common Stock on the NYSE; De-listing and De-registration of Crane Co. Common Stock

The completion of the reorganization merger is conditioned on the approval for listing of the shares of Crane Holdings common stock issuable in the reorganization merger (and any other shares to be reserved for issuance in connection with the reorganization merger) on the NYSE. We expect that Crane Holdings’ common stock will continue to trade under the ticker symbol “CR.” In addition, Crane Holdings will become a reporting company under the Exchange Act.

Following the reorganization merger, Crane Co. common stock will no longer be quoted on the NYSE and will no longer be registered under the Exchange Act. In addition, Crane Co. will cease to be a reporting company under the Exchange Act.

Item 4: The Holding Company Proposal

Appraisal Rights

Because Crane Co. common stock is listed on the NYSE and Crane Holdings’ common stock will similarly be listed on the NYSE following the reorganization merger, holders of Crane Co. common stock will not have appraisal rights under Delaware law in connection with the reorganization merger.

Independent Auditors of Crane Holdings

The adoption and approval by the holders of Crane Co. common stock of the Holding Company Proposal will also constitute ratification of Deloitte & Touche LLP as described under the section above on page 41 titled “Item 2: Ratification of the Selection of Auditors” as the independent auditors of Crane Holdings for the fiscal year ending December 31, 2022.

Crane Holdings Certificate of Incorporation and By-laws

The adoption and approval of the Holding Company Proposal by the holders of Crane Co. common stock will also constitute approval of the terms of the Crane Holdings amended and restated certificate of incorporation and the Crane Holdings amended and restated by-laws in the forms attached to this Proxy Statement/Prospectus as Appendix B and Appendix C, respectively.

Restrictions on the Sale of Crane Holdings Common Stock

The shares of Crane Holdings common stock to be issued in the reorganization merger will be registered under the Securities Act. These shares will be freely transferable under the Securities Act, subject to existing restrictions on certain affiliates of Crane Holdings.

Description of Capital Stock

Both Crane Co. and Crane Holdings are incorporated in the State of Delaware. As described below, the rights of Crane Holdings stockholders after the completion of the reorganization merger will continue to be governed by the DGCL and common law, and will be governed by the Crane Holdings amended and restated certificate of incorporation and the Crane Holdings amended and restated by-laws, which, other than the name of the entity, removing references to the 2017 Annual Meeting in the sections discussing the election and removal of directors, updating the reference to the corporate seal, updating the indemnification provisions to align with Section 145 of the DGCL and certain dates, will be identical to the Crane Co. amended and restated certificate of incorporation and the Crane Co. amended by-laws. As a result, other than the foregoing items, there will be no substantive difference under the DGCL or the governing documents in the rights of holders of Crane Holdings common stock and Crane Co. common stock and the descriptions of Crane Co. capital stock described under the section below on page 88 titled “Description of Crane Co. Capital Stock” will generally apply to Crane Holdings’ capital stock following the reorganization merger. For a summary of the indemnification provisions that will be included in Crane Holdings amended and restated by-laws, and will generally apply to Crane Holdings’ capital stock following the reorganization merger, see the section below on page 94 titled “Description of Crane Holdings Capital Stock – Crane Holdings Indemnification of Directors and Officers”.

Description of Crane Co. Capital Stock

Crane Co. is incorporated in the State of Delaware. The rights of stockholders of Crane Co. are generally governed by Delaware law and the Crane Co. amended and restated certificate of incorporation and the Crane Co. amended by-laws. The following is a summary of the material provisions of the Crane Co. amended and restated certificate of incorporation and the Crane Co. amended by-laws. This summary is not complete and is qualified by reference to Delaware statutory and common law and the full texts of such documents. A copy of the Crane Co. amended and restated certificate of incorporation is attached as Exhibit 3.1 to Crane Co.’s Current Report on Form 8-K filed with the SEC on April 25, 2017. A copy of the Crane Co. amended by-laws is attached as Exhibit 3.2.1 to Crane Co.’s Current Report on Form 8-K filed with the SEC on April 25, 2017.

Item 4: The Holding Company Proposal

General

Crane Co. is authorized to issue 200,000,000 shares of common stock, par value $1.00 per share, of Crane Co., and 5,000,000 shares of preferred stock, par value $0.01 per share, of Crane Co. As of [●], 2022, Crane Co. had [●] shares of common stock outstanding and held of record by approximately [●] registered stockholders. The issued and outstanding shares of Crane Co. common stock are fully paid and nonassessable.

Common Stock

Dividends and Distributions. Crane Co. declared dividends in fiscal year 2021 of $100.6 million and dividends of $100.4 million in fiscal year 2020. The payment of any future dividends is subject to the discretion of the Board and the requirements of Delaware law, and will depend on a variety of factors that the Board may deem relevant.

Liquidation Rights. If Crane Co. is liquidated, dissolved or wound up, voluntarily or involuntarily, holders of Crane Co. common stock will be entitled to share ratably in all assets of Crane Co. remaining after payments to creditors and after satisfaction of the liquidation preference, if any, of the holders of any preferred stock that may at the time be outstanding.

Voting Rights. Holders of Crane Co. common stock are entitled to one vote per share on all matters to be voted upon by stockholders. Stockholders may not cumulate votes in the election of directors. Stockholders may vote by proxy.

Other. There are no preemption, redemption, sinking fund or conversion rights applicable to the Crane Co. common stock.

Preferred Stock

The Board may, without approval of stockholders, issue one or more series of preferred stock. The Board may determine the number of shares of each series and the designations, preferences and relative, participating, optional or other rights, if any, or the qualifications, limitations or restrictions thereof, if any, including dividend rights, voting rights, conversion rights, redemption rights and any liquidation preferences and the terms and conditions of issue.

As of the date of this Proxy Statement/Prospectus, there are no shares of Crane Co. preferred stock issued and outstanding.

Crane Co. Indemnification of Directors and Officers

The Crane Co. amended and restated certificate of incorporation provides that no director of Crane Co. will be liable to Crane Co. or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to Crane Co. or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit. The Crane Co. amended and restated certificate of incorporation further provides that if the DGCL is amended to authorize corporate action further limiting or eliminating the personal liability of directors, then the liability of a director to Crane Co. shall be limited or eliminated to the fullest extent permitted by the DGCL, as so amended from time to time.

In connection with the reorganization, Crane Holdings amended and restated by-laws will contain indemnification provisions that align with Section 145 of the DGCL. The following description of the indemnification provisions in Crane Co.’s amended by-laws summarizes the existing Crane Co. amended by-laws. For a summary of the indemnification provisions that will be included in Crane Holdings amended and restated by-laws, and will generally apply to Crane Holdings’ capital stock following the reorganization merger, see the section below on page 94 titled “Description of Crane Holdings Capital Stock – Crane Holdings Indemnification of Directors and Officers”.

The Crane Co. amended by-laws provide that Crane Co. will indemnify any person who was or is a party or is threatened to be made a party to any threatened pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of Crane Co.) by reason of the fact that such person is or was or has agreed to become a director or officer of Crane Co., or is or was serving or has agreed to serve at the request of Crane Co. as a director or officer or trustee of another corporation, partnership, joint venture, trust or

Item 4: The Holding Company Proposal

other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against costs, charges, expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person or on such person’s behalf in connection with such action, suit or proceeding or any appeal therefrom, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Crane Co., and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

The Crane Co. amended by-laws also provide that Crane Co. will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of Crane Co. to procure a judgment in its favor by reason of the fact that such person is or was or has agreed to become a director or officer of Crane Co., or is or was serving or has agreed to serve at the request of Crane Co. as a director or officer or trustee of another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against costs, charges and expenses (including attorneys’ fees) actually and reasonably incurred by such person or on such person’s behalf in connection with the defense or settlement of such action or suit and any appeal therefrom, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Crane Co. except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of such person’s duty to Crane Co. unless and only to the extent that the Court of Chancery of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of such liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such costs, charges and expenses which the Court of Chancery or such other court shall deem proper.

The Crane Co. amended by-laws further provide that, to the extent that a director or officer of Crane Co. has been successful on the merits or otherwise, including, without limitation, the dismissal of an action without prejudice, in defense of any action, suit or proceeding referred to in the two paragraphs immediately above, or in defense of any claim, issue or matter therein, such director or officer shall be indemnified against all costs, charges and expenses (including attorneys’ fees) actually and reasonably incurred by such director or officer or on such director or officer’s behalf in connection therewith. In addition, the charges and expenses (including attorneys’ fees) incurred by a person referred to in the two paragraphs immediately above in defending any civil, criminal, administrative or investigative action, suit or proceeding shall be paid by Crane Co. in advance of the final disposition of such action, suit or proceeding (except that the payment of such costs, charges and expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer) in advance of the final disposition of such action, suit or proceeding shall be made only upon receipt of an undertaking by or on behalf of the director or officer to repay all amounts so advanced in the event that it shall ultimately be determined that such director or officer is not entitled to be indemnified by Crane Co. as authorized under Article IX of the Crane Co. amended by-laws).

The Company has entered into customary indemnification agreements with our directors and officers providing for indemnification and expense reimbursement by Crane Co. in certain circumstances.

Crane Co. maintains directors’ and officers’ liability insurance that covers certain liabilities and expenses of its directors and officers and that covers Crane Co. for reimbursement of payments to its directors and officers in respect of such liabilities and expenses.

Transfer Agent

The transfer agent for Crane Co. common stock is Computershare Trust Company, N.A.

The NYSE Listing

Crane Co. common stock is listed on the NYSE under the ticker symbol “CR.”

Item 4: The Holding Company Proposal

Certain Anti-Takeover Effects

Certain provisions of the Crane Co. amended and restated certificate of incorporation, the Crane Co. amended by-laws and Delaware law could have the effect of delaying or preventing a third party from acquiring Crane Co. These provisions are intended to reduce Crane Co.’s vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of Crane Co.’s outstanding shares, or an unsolicited proposal for its restructuring or sale of all or part of its business. Because the Crane Holdings amended and restated certificate of incorporation and the Crane Holdings amended and restated by-laws that will govern rights of stockholders of Crane Holdings following the reorganization merger will be identical to the Crane Co. amended and restated certificate of incorporation and the Crane Co. amended by-laws, other than the name of the entity, removing references to the 2017 Annual Meeting in the sections discussing the election and removal of directors, updating the reference to the corporate seal, updating the indemnification provisions to align with Section 145 of the DGCL and certain dates, these provisions will continue to apply with respect to Crane Holdings following the reorganization merger.

Provisions that may have the effect of delaying or preventing a third party from acquiring Crane Co., including because such provisions may deter changes in management, include the following:

•	Authority of the Board to issue capital stock, as described under the section below on page 91 titled “Authorized but Unissued Shares of Capital Stock”;

•	All stockholder actions must be effected at a duly called meeting of stockholders (which may only be called by the Chairman of the Board or a majority of the Board) and not by written consent;

•

Members of the Board may be removed at any time only, with or without cause, by the affirmative vote of the holders of at least a majority of the voting power of the issued and outstanding shares then entitled to vote at an election of directors, voting together as a single class;

•	No cumulative voting;

•

Nominees for a director of the Board shall be elected if the votes cast for such nominee’s election exceed the votes cast against such nominee’s election, except that directors shall be elected by a plurality of the votes cast at any meeting of stockholders for which a stockholder has nominated a person for election to the Board; and

•

Amendments to the Crane Co. amended by-laws require the affirmative vote of two-thirds of the shares of stock of Crane Co. outstanding and entitled to vote thereon, voting together as a single class, or by the affirmative vote of a majority of the Board then in office.

Authorized but Unissued Shares of Capital Stock

Crane Co.’s authorized but unissued shares of common stock are available for the Board to issue without stockholder approval. Crane Co. may use the additional authorized shares of common stock for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of Crane Co.’s authorized but unissued shares of common stock could render more difficult or discourage an attempt to obtain control of Crane Co. by means of a proxy contest, tender offer, merger or other transaction.

As noted above, the Board can, without approval of stockholders, issue one or more series of preferred stock. In some cases, the issuance of preferred stock could delay, defer or prevent a change in control of Crane Co. and make it harder to remove present management, without further action by Crane Co. stockholders. Under some circumstances, preferred stock could also decrease the amount of earnings and assets available for distribution to holders of Crane Co. common stock if Crane Co. liquidates or dissolves and could also restrict or limit dividend payments to holders of Crane Co. common stock.

Certain Business Combination Restrictions

Section 203 of the DGCL protects publicly traded Delaware corporations, such as Crane Co., from hostile takeovers, and from actions following a hostile takeover, by prohibiting some transactions once a potential acquirer has gained a significant holding in the corporation. Subject to certain exceptions, the statute prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	prior to such date, the Board approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

Item 4: The Holding Company Proposal

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares outstanding (but not the outstanding voting stock owned by the interested stockholder), those shares owned by (1) persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or

•

on or after such date the business combination is approved by the Board and authorized at an annual or special meeting of stockholders and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock that is not owned by the interested stockholder.

For purposes of Section 203, a “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, with an “interested stockholder” being defined as a person who, together with affiliates and associates, owns (or who is an affiliate or associate of the corporation and did own within three years prior to the date of determination whether the person is an “interested stockholder”) 15% or more of the corporation’s voting stock.

A corporation may elect not to be governed by Section 203 of the DGCL. Neither the Crane Co. amended and restated certificate of incorporation nor the Crane Co. amended by-laws contain the election not to be governed by Section 203 of the DGCL. Therefore, Crane Co. is governed by Section 203 of the DGCL.

Amendments to Constituent Documents

Delaware law provides that an amendment to a corporation’s certificate of incorporation requires that its board of directors adopt a resolution setting forth the proposed amendment and declaring its advisability, and that a majority of the voting power of the then outstanding capital stock of the corporation approve the amendment, although the certificate of incorporation may provide for a greater vote. The Crane Co. amended and restated certificate of incorporation provides that the affirmative vote of the holders of at least two-thirds of the voting power of the then outstanding shares entitled to vote, voting together as a single class, is required to amend or repeal, or adopt any provisions inconsistent with, certain articles (Article V, Article VI and Article VII) of the Crane Co. amended and restated certificate of incorporation.

The Crane Co. amended and restated certificate of incorporation also provides that the holders of at least two-thirds of the voting power of the then outstanding shares entitled to vote, voting together as a single class, is required to make, alter, amend or repeal certain articles of the Crane Co. amended by-laws without any action on the part of the Board. Further, under the Crane Co. amended and restated certificate of incorporation, the Board is expressly authorized to make, alter, amend or repeal the Crane Co. amended by-laws, without any action on the part of the stockholders. The Crane Co. amended by-laws note that the affirmative vote of a majority of the Board then in office is required for the Board to amend or repeal, or adopt, new by-laws.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Annual Meeting of Stockholders

The Crane Co. amended by-laws provide that only such business (other than nominations for election to the Board, which must comply with the provisions described under the section below on page 93 titled “Nomination of Directors”) may be transacted at an annual meeting of the stockholders as is either (i) specified in the notice of meeting (or any supplement or amendment thereto) given by or at the direction of the Board (or any duly authorized committee thereof), (ii) otherwise properly brought before the meeting by or at the direction of the Board (or any duly authorized committee thereof), or (iii) otherwise properly brought before the meeting by a stockholder of Crane Co. (a) who is a stockholder of record on the date of the giving of the notice provided for in the Crane Co. amended by-laws and on the record date for the determination of stockholders entitled to notice of and to vote at such annual meeting of stockholders and (b) who complies with the notice procedures set forth in the Crane Co. amended by-laws and described below.

For business to be properly brought before an annual meeting by a stockholder, the stockholder must have delivered to, or have mailed, and Crane Co. must have received, at the principal executive offices of Crane Co., notice not less than ninety (90) days nor more than one hundred twenty (120) days prior to the first anniversary of the preceding year’s

Item 4: The Holding Company Proposal

annual meeting. However, in the event that the annual meeting of stockholders is called for a date that is not within twenty-five (25) days before or after such anniversary date, notice by the stockholder in order to be timely must be so received not later than ninety (90) days prior to the date of the annual meeting of stockholders or, if later, the close of business on the tenth (10th) day following the day on which such notice of the date of the annual meeting of stockholders was mailed or such public disclosure of the date of the annual meeting of stockholders was made, whichever first occurs.

The Crane Co. amended by-laws also specify requirements as to the form and content of a stockholder’s notice. These provisions may preclude stockholders from bringing matters before a meeting of stockholders.

Special Meeting of Stockholders

Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to Crane Co.’s notice of meeting. A special meeting of stockholders may only be called by the Chairman of the Board or a majority of the Board, and stockholders may not act by written consent.

Nomination of Directors

The Crane Co. amended by-laws provide that nominations of persons for election to the Board at an annual meeting of stockholders or at any special meeting of stockholders called for the purpose of electing directors, may be made at such meeting (i) by or at the direction of the Board (or any duly authorized committee thereof) or (ii) by any stockholder of Crane Co. (a) who is a stockholder of record on the date of the giving of the notice provided for in the Crane Co. amended by-laws and on the record date for the determination of stockholders entitled to notice of and to vote at such annual or special meeting of stockholders and (b) who complies with the notice procedures set forth in the Crane Co. amended by-laws and described below.

In addition to any other applicable requirements, for a nomination to be made by a stockholder, the stockholder must have delivered (or otherwise mailed) to, and Crane Co. must have received, at the principal executive offices of Crane Co., notice (1) in the case of the annual meeting of stockholders, not less than ninety (90) days nor more than one hundred twenty (120) days prior to the first anniversary of the preceding year’s annual meeting (however, in the event that the annual meeting of stockholders is called for a date that is not within twenty-five (25) days before or after such anniversary date, notice by the stockholder in order to be timely must be so received not later than ninety (90) days prior to the date of the annual meeting of stockholders or, if later, the close of business on the tenth (10th) day following the day on which such notice of the date of the annual meeting of stockholders was mailed or such public disclosure of the date of the annual meeting of stockholders was made, whichever first occurs) and (2) in the case of a special meeting of stockholders called for the purpose of electing directors, not later than the close of business on the tenth (10th) day following the day on which notice of the date of the special meeting was mailed or public disclosure of the date of the special meeting was made, whichever first occurs.

The Crane Co. amended by-laws also specify requirements as to the form and content of a stockholder’s notice. These provisions may preclude stockholders from making nominations for directors at a meeting of stockholders.

Description of Crane Holdings Capital Stock

General

Crane Holdings is also incorporated in the State of Delaware. The rights of stockholders of Crane Holdings will generally be governed by Delaware law and the Crane Holdings amended and restated certificate of incorporation and the Crane Holdings amended and restated by-laws. The following is a summary of the material provisions of the Crane Holdings amended and restated certificate of incorporation and the Crane Holdings amended and restated by-laws, each of which will become effective as of the effective time of the reorganization merger pursuant to the Reorganization Agreement. This summary is not complete and is qualified by reference to Delaware statutory and common law and the full texts of such documents, which are attached as Appendix B and Appendix C, respectively, to this Proxy Statement/Prospectus.

Item 4: The Holding Company Proposal

At the effective time of the reorganization merger, shares of Crane Co. common stock (other than treasury shares) will be converted automatically on a one-for-one basis into shares of Crane Holdings common stock. The rights of Crane Co. stockholders are currently governed by the DGCL and common law, the Crane Co. amended and restated certificate of incorporation and the Crane Co. amended by-laws. The rights of Crane Holdings stockholders after the completion of the reorganization merger will continue to be governed by the DGCL and common law, and will be governed by the Crane Holdings amended and restated certificate of incorporation and the Crane Holdings amended and restated by-laws, which, other than the name of the entity, removing references to the 2017 Annual Meeting in the sections discussing the election and removal of directors, updating the reference to the corporate seal, updating the indemnification provisions to align with Section 145 of the DGCL (as described below) and certain dates, will be identical to the Crane Co. amended and restated certificate of incorporation and the Crane Co. amended by-laws. As a result, other than the foregoing items, there will be no substantive difference under the DGCL or the governing documents in the rights of holders of Crane Holdings common stock and Crane Co. common stock and the descriptions of Crane Co. capital stock described under the section above on page 88 titled “Description of Crane Co. Capital Stock” will generally apply to Crane Holdings’ capital stock following the reorganization merger. For a summary of the indemnification provisions that will be included in Crane Holdings amended and restated by-laws, and will generally apply to Crane Holdings’ capital stock following the reorganization merger, see the section below on page 94 titled “Description of Crane Holdings Capital Stock – Crane Holdings Indemnification of Directors and Officers”.

Upon the completion of the reorganization merger, the authorized capital of Crane Holdings will be 200,000,000 shares of common stock, par value $1.00 per share, of Crane Holdings, and 5,000,000 shares of preferred stock, par value $0.01 per share, of Crane Holdings. All of the shares issued and outstanding upon completion of the reorganization merger will be fully paid and nonassessable.

Upon completion of the reorganization merger, the number of shares of Crane Holdings common stock that will be outstanding will be equal to the number of shares of Crane Co. common stock outstanding immediately prior to the reorganization merger.

Crane Holdings Indemnification of Directors and Officers

The Crane Holdings amended and restated certificate of incorporation will provide that no director of Crane Holdings will be liable to Crane Holdings or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to Crane Holdings or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit. The Crane Holdings amended and restated certificate of incorporation will further provide that if the DGCL is amended to authorize corporate action further limiting or eliminating the personal liability of directors, then the liability of a director to Crane Holdings shall be limited or eliminated to the fullest extent permitted by the DGCL, as so amended from time to time.

The Crane Holdings amended and restated by-laws will provide that Crane Holdings will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of Crane Holdings) by reason of the fact that such person is or was or has agreed to become a director or officer of Crane Holdings, or is or was serving or who has agreed to serve at the request of Crane Holdings as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, to the fullest extent not prohibited by applicable law, against costs, charges, expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Crane Holdings, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that such person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of Crane Holdings, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person’s conduct was unlawful. Crane Holdings shall also have the power to indemnify its other officers, employees and other agents as set forth in the DGCL or other applicable law.

Item 4: The Holding Company Proposal

The Crane Holdings amended and restated by-laws will also provide that Crane Holdings will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of Crane Holdings to procure a judgment in its favor by reason of the fact that such person is or was or has agreed to become a director or officer of Crane Holdings, or is or was serving or has agreed to serve at the request of Crane Holdings as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, to the fullest extent not prohibited by applicable law, against costs, charges and expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Crane Holdings except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to Crane Holdings unless and only to the extent that the Court of Chancery of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such costs, charges and expenses which the Court of Chancery or such other court shall deem proper.

The Crane Holdings amended and restated by-laws will further provide that, to the extent that a present or former director or officer of Crane Holdings has been successful on the merits, or otherwise in defense of any action, suit or proceeding referred to in the two paragraphs immediately above, or in defense of any claim, issue or matter therein, such person shall be indemnified against all costs, charges and expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith. Further, any indemnification under the two paragraphs immediately above (unless ordered by a court) shall be made by Crane Holdings only as authorized in the specific case upon a determination that indemnification of the present or former director or officer of Crane Holdings, or a person who has agreed to become a director or officer of Crane Holdings, or is or was serving or who has agreed to serve at the request of Crane Holdings as a director or officer of another corporation, partnership, joint venture, trust or other enterprise is proper in the circumstances because the person has met the applicable standard of conduct set forth in the two paragraphs immediately above. Such determination shall be made, with respect to a person who is a director or officer of Crane Holdings at the time of such determination: (i) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum; (ii) by a committee of such directors designated by a majority vote of such directors, even though less than a quorum; (iii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion; or (iv) by the stockholders. Such determination shall be made, with respect to former directors and officers, by any person or persons having the authority to act on the matter on behalf of Crane Holdings.

In addition, the costs, charges and expenses (including attorneys’ fees) incurred by a person who is a director or officer of Crane Holdings at such time in defending any civil, criminal, administrative or investigative action, suit or proceeding shall be paid by Crane Holdings in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay all amounts so advanced in the event it shall ultimately be determined that such director or officer is not entitled to be indemnified by Crane Holdings as authorized under Article IX of the Crane Holdings amended and restated by-laws. The costs, charges and expenses (including attorneys’ fees) incurred by any former director or officer of Crane Holdings or by persons serving at the request of Crane Holdings as directors or officers of another corporation, partnership, joint venture, trust or other enterprise may be so paid upon such terms and conditions, if any, as Crane Holdings deems appropriate.

Crane Holdings may, to the extent authorized from time to time by the Board, provide rights to indemnification and to the advancement of expenses to employees and agents of Crane Holdings similar to those conferred in the Crane Holdings amended and restated by-laws to directors and officers of Crane Holdings.

In addition, Crane Holdings will assume certain customary indemnification agreements that Crane Co. entered into with its directors and officers. The assumption of these agreements will require Crane Holdings to provide indemnification and expense reimbursement in certain circumstances.

Crane Holdings shall purchase and maintain directors’ and officers’ liability insurance that covers certain liabilities and expenses of its directors and officers or any person who is or was or has agreed to become a director or officer of Crane Holdings or is or was serving or who has agreed to serve at the request of Crane Holdings as a director or officer of another corporation, partnership, joint venture, trust or other enterprise and that covers Crane Holdings for

Item 4: The Holding Company Proposal

reimbursement of payments to its directors and officers and such persons in respect of such liabilities and expenses, provided that such insurance is available on acceptable terms, which determination shall be made by a vote of a majority of the entire Board.

Transfer Agent

We expect that the transfer agent for Crane Holdings’ common stock will be Computershare Trust Company, N.A.

The NYSE Listing

We expect that Crane Holdings’ common stock will be listed on the NYSE under the symbol “CR.”

VOTE REQUIRED

Approval of the Holding Company Proposal requires the affirmative vote of a majority of the issued and outstanding shares of Crane Co. stock entitled to vote at the Annual Meeting. See “Questions and Answers About The Holding Company Proposal” beginning on page 106, “Risk Factors Related to the Holding Company Proposal” beginning on page 17 and “Questions and Answers About These Proxy Materials and the Annual Meeting” beginning on page 102.

BENEFICIAL OWNERSHIP OF COMMON STOCK BY DIRECTORS AND MANAGEMENT

Crane Co. believes that officers and other key employees, in order to focus their attention on growth in stockholder value, should have a significant equity stake in the Company. We therefore encourage our officers and key employees to increase their ownership of and to hold Crane Co. stock through the Stock Incentive Plan and the Savings and Investment Plan, as discussed in the Compensation Discussion and Analysis beginning on page 45. Directors also receive a majority of their annual retainer, and may elect to receive the entire retainer, in the form of DSUs issued under the Stock Incentive Plan. Beneficial ownership of stock by the non-executive directors, the executive officers named in the 2021 Summary Compensation Table, all other executive officers as a group, and all directors, nominees, and executive officers of Crane Co. as a group as of January 31, 2022, is as follows:

		Amount and Nature of Beneficial Ownership
Title of Class	Name of Beneficial Owner	Shares Owned Directly or Beneficially(1)	Stock Options, DSUs, and RSUs that Have Vested or Will Vest Within 60 Days	Shares in Company Savings Plan (401(k))	Total Shares Beneficially Owned(2)	Percent of Class	Share Units Under Incentive Stock Plans Vesting After 60 Days(3)

Common Stock	M. R. Benante	724	11,642		12,366	*	1,435
	D. G. Cook(4)	3,368	24,390		27,758	*	1,435
	M. Dinkins		4,175		4,175	*	1,435
	R. C. Lindsay	591	19,885		20,476	*	1,435
	E. McClain		15,394		15,394	*	1,615
	C. G. McClure, Jr.	295	8,517		8,812	*	1,887
	M. H. Mitchell	347,460	361,960	2,873	712,293	1.2%	9,735
	J. M. Pollino		15,394		15,394	*	1,435
	J. S. Stroup		740		740	*	1,435
	J. L. L. Tullis	6,225	24,390		30,615	*	1,435
	R. A. Maue	87,025	85,743	1,722	174,490	*	4,924
	A. M. D’Iorio	14,468	42,415	1,061	57,944	*	2,540
	K. F. Gallo	27,752	44,184	1,407	73,334	*	2,940
	A. Alcala	22,070	87,279	280	109,629	*	2,208
	Other Executive Officers (4 persons)	25,179	48,201	1,553	74,933	*	11,826
	Total—Directors and Executive Officers as a Group (18 persons)	535,157	794,310	8,896	1,338,362	2.3%	47,720

*	Less than one percent.

(1)

Includes Crane Co. shares that are owned directly, and shares that are owned by trusts or by family members and are attributable to the director or officer pursuant to Rule 13d-3 under the Exchange Act.

(2)

Does not include 7,778,416 shares of Common Stock owned by The Crane Fund (see “Principal Stockholders of Crane Co.” below); nor 396,930 shares of Common Stock owned by the Crane Fund for Widows and Children; nor an aggregate of 427,558 shares of Common Stock held in trusts for the pension plans of Crane Co. and certain subsidiaries, which shares may be voted and disposed of in the discretion of the trustees unless the sponsor of a particular plan directs otherwise. Mr. D’Iorio, Ms. Polmanteer and Ms. Cristiano, all of whom are executive officers of Crane Co., are the trustees of The Crane Fund. Mr. Maue, Mr. D’Iorio, Ms. Polmanteer, and Ms. Cristiano, all of whom are executive officers of Crane Co., and Ms. Kurkjien, are the trustees of the Crane Fund for Widows and Children. None of the directors or trustees has any beneficial interest in, and all disclaim beneficial ownership of, the shares held by the trusts. In addition, as of January 31, 2022, employees and former employees of Crane Co. held approximately 746,035 shares of Common Stock in the Crane Co. Savings and Investment Plan.

(3)

Includes time-based RSUs vesting more than 60 days after the Record Date, which are subject to vesting as shown in footnote 2 to the 2021 Outstanding Equity Awards at Fiscal Year-End table beginning on page 72, and are subject to forfeiture if established service conditions are not met. Performance-based RSUs, which will vest, if at all, on December 31, 2022, and December 31, 2023, are not included. Also includes DSUs and corresponding dividends vesting on April 26, 2022 for each Director. For more information, see “Director Compensation in 2021” on page 39.

(4)	Donald G. Cook is retiring as of the Annual Meeting.

PRINCIPAL STOCKHOLDERS OF CRANE CO.

The following table sets forth the ownership by each person who owned of record or was known by Crane Co. to own beneficially more than 5% of our common stock as of January 31, 2022.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common Stock	The Crane Fund(1) 140 Sylvan Ave, #5 Englewood Cliffs, NJ 07632	7,778,416	13.6%

Common Stock	FMR, LLC(2) 245 Summer Street Boston, MA 02210	4,806,563	8.4%

Common Stock	The Vanguard Group(3) 100 Vanguard Blvd. Malvern, PA 19355	4,695,385	8.2%

Common Stock	BlackRock, Inc.(4) 55 East 52nd Street New York, NY 10022	4,014,384	7.0%

(1)

The Crane Fund, a trust established for the benefit of former employees in need (the “Crane Fund”), is managed by trustees appointed by the Board of Crane Co. The incumbent trustees are A. M. D’Iorio, T. A. Polmanteer, and C. Cristiano, all of whom are executive officers of Crane Co. Pursuant to the trust instrument, the shares held by the trust are voted by the trustees as directed by the Board, the distribution of the income of the trust for its intended purposes is subject to the control of the Board and the shares may be sold by the trustees only upon the direction of the Board. None of the directors or the trustees has any direct beneficial interest in, and all disclaim beneficial ownership of, shares held by The Crane Fund.

(2)

As reported in a Schedule 13G filed on February 9, 2022, by FMR LLC, directly and on behalf of Abigail P. Johnson and certain subsidiaries, giving information on shareholdings as of December 31, 2021. According to the Schedule 13G, FMR LLC, a parental holding company, has sole voting power over 556,346 shares and sole dispositive power over 4,806,563 shares of Crane Co. stock.

(3)

As reported in a Schedule 13G filed on February 9, 2022, by The Vanguard Group, directly and on behalf of certain subsidiaries, giving information on shareholdings as of December 31, 2021. According to the Schedule 13G, The Vanguard Group, an investment adviser, has shared voting power over 24,864 shares, sole dispositive power over 4,631,205 shares, and shared dispositive power over 64,180 shares of Crane Co. stock.

(4)

As reported in a Schedule 13G filed on February 1, 2022, by BlackRock, Inc., giving information on shareholdings as of December 31, 2021. According to the Schedule 13G, BlackRock, Inc., a parental holding company or control person, has sole voting power over 3,836,352 shares and sole dispositive power over 4,014,384 shares of Crane Co. stock.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our executive officers and directors, and persons who beneficially own more than 10% of our common stock, to file initial reports of ownership and changes in ownership with the SEC. The SEC has established specific due dates for these reports, and we are required to disclose in this Proxy Statement any known late filings or failures to file. Based solely on a review of Section 16 reports filed electronically with the SEC during our most recent fiscal year and the written representations from our executive officers and directors, we believe that, during fiscal 2021, all such required reports were filed in a timely manner and disclosed all required transactions, except that an amendment to a timely filed Section 16 report was filed by Mr. Maue to correct the number of shares beneficially owned, which were reported incorrectly as a result of calculation errors by the Company’s equity award administrator.

NON-GAAP RECONCILIATION

The Company reports its financial results in accordance with U.S. generally accepted accounting principles (“GAAP”). However, certain non-GAAP measures have been provided in this Proxy Statement/Prospectus to facilitate comparison with the prior year.

The Company believes that non-GAAP financial measures which exclude certain non-recurring items present additional useful comparisons between current results and results in prior operating periods, providing investors with a clearer view of the underlying trends of the business. The Company also uses these non-GAAP financial measures in making financial, operating, planning and compensation decisions and in evaluating the Company’s performance.

In addition, free cash flow provides supplemental information to assist management and investors in analyzing the Company’s ability to generate liquidity from its operating activities. The measure of free cash flow does not take into consideration certain other non-discretionary cash requirements such as, for example, mandatory principal payments on the Company’s long-term debt. Non-GAAP financial measures, which may be inconsistent with similarly captioned measures presented by other companies, should be viewed in addition to, and not as a substitute for, the Company’s reported results prepared in accordance with GAAP.

Non-GAAP Financial Measures (in millions, except per share data)

	Twelve Months Ended December 31,			Percent Change December 31, 2021	Percent Change December 31, 2020
Income Items	2021	2020	2019	Twelve Months	Twelve Months

Net sales – GAAP	$3,180.0	$2,761.3	$3,074.5	15.2%	(10.2)%

Acquisition-related deferred revenue[1]	—	10.2	—

Net sales before special items (adjusted)	$3,180.0	$2,771.5	$3,074.5	14.7%	(9.9)%

Operating profit – GAAP	$502.3	$240.2	$183.1	109.1%	31.2%

Operating profit margin (GAAP)	15.8%	8.7%	6.0%

Special items impacting operating profit:

Acquisition-related deferred revenue[1]	$—	$10.2	$—

Acquisition-related and integration charges	—	12.9	5.2

Transaction related expenses	8.2	—	—

Repositioning related (gains) charges, net[2]	(9.6)	36.8	30.3

Asbestos provision	—	—	229.0

Environmental provision	—	—	18.9

Operating profit before special items (adjusted)	$500.9	$300.1	$466.5	66.9%	(35.7)%

Operating profit margin before special items (adjusted)	15.8%	10.8%	15.2%

Net income from continuing operations attributable to common shareholders (GAAP)	$394.3	$163.1	$112.3	141.8%	45.2%

Per Share	$6.66	$2.77	$1.85	140.4%	49.7%

[1]	Acquisition-related revenue that would otherwise be recognized but for the purchase accounting treatment of acquisitions.

[2]	Repositioning related charges in 2020 primarily consist of COVID-19 related severance and, to a lesser extent, acquisition-related repositioning and facility consolidation.

Totals may not sum due to rounding.

Non-GAAP Reconciliation

Special Items Impacting Net Income Attributable To Common Stockholders:	Twelve Months Ended December 31,			Percent Change December 31, 2021	Percent Change December 31, 2020
	2021	2020	2019	Twelve Months	Twelve Months

Acquisition-related deferred revenue[1]	—	7.5	—

Per share		$0.13

Acquisition-related and integration charges	—	9.9	3.8

Per share		$0.17	$0.06

Transaction related expenses	7.0	—	—

Per share	$0.12

Repositioning related (gains) charges, net[2]	(9.1)	27.7	25.6

Per share	$(0.15)	$0.47	$0.43

Pension curtailments and settlements	(0.1)	(0.7)	—

Per share	$0.00	$(0.01)

Gain on sale of property	(4.5)	—	—

Per share	$(0.08)

Realized gain on marketable securities	—	—	(0.8)

Per share			$(0.01)

Impact of non-cash pension cost adjustment[3]	—	—	6.3

Per share			$0.10

Asbestos provision	—	—	180.9

Per share			$2.98

Environmental provision	—	—	14.9

Per share			$0.25

Deconsolidation of joint venture	—	—	0.8

Per share			$0.01

Net income from continuing operations, net of tax, attributable to common shareholders before special items (adjusted)	$387.6	$207.5	$343.8	86.8%	(39.6)%

Per diluted share	$6.55	$3.53	$5.67

Per basic share	$6.64	$3.56	$5.75

[1]	Acquisition-related revenue that would otherwise be recognized but for the purchase accounting treatment of acquisitions.

[2]	Repositioning related charges in 2020 primarily consist of COVID-19 related severance and, to a lesser extent, acquisition-related repositioning and facility consolidation.

[3]	Non-service pension cost adjustment related to a reduction in expected pension returns.

Totals may not sum due to rounding.

Non-GAAP Reconciliation

	Twelve Months Ended December 31,
Special Items Impacting Provision for Income Taxes From Continuing Operations	2021	2020	2019

Provision for income taxes (GAAP)	$82.9	$38.6	$31.3

Tax effect of acquisition-related deferred revenue[1]	—	2.7	—

Tax effect of acquisition-related and integration charges	—	3.0	1.3

Tax effect of transaction related expenses	1.2	—	—

Tax effect of repositioning related (gains) charges, net[2]	(0.5)	9.1	4.7

Tax effect of pension curtailments and settlements	(0.1)	(0.2)	—

Tax effect of gain on sale of property	(1.2)	—	—

Tax effect of realized gain on marketable securities	—	—	(0.3)

Tax effect of deconsolidation of joint venture	—	—	0.4

Tax effect of impact of non-cash pension cost adjustment[3]	—	—	2.0

Tax effect of asbestos provision	—	—	48.1

Tax effect of environmental provision	—	—	4.0

Provision for income taxes before special items (adjusted)	$82.3	$53.2	$91.5

[1]	Acquisition-related revenue that would otherwise be recognized but for the purchase accounting treatment of acquisitions.

[2]	Repositioning related charges in 2020 primarily consist of COVID-19 related severance and, to a lesser extent, acquisition-related repositioning and facility consolidation.

[3]	Non-service pension cost adjustment related to a reduction in expected pension returns.

Totals may not sum due to rounding.

Free Cash Flow (in millions) from Continuing Operations

	Twelve Months Ended December 31,
Cash Flow Items:	2021	2020	2019

Cash provided by operating activities	$466.7	$284.1	$370.4

Less: Capital expenditures	(51.7)	(32.9)	(64.4)

Free cash flow	$415.0	$251.2	$306.0

Totals may not sum due to rounding.

QUESTIONS AND ANSWERS ABOUT THESE PROXY MATERIALS AND THE ANNUAL MEETING

Why did I receive these materials?

Crane Co. is sending the Notice of Internet Availability of Proxy Materials, to you and all of our stockholders, to ask you to appoint proxies to represent you at the Annual Meeting on April 25, 2022.

If a quorum does not attend or is not represented by proxy, the meeting will have to be adjourned and rescheduled. In order to avoid unnecessary expense, the Board of the Company is asking you to submit a proxy for your shares so that even if you do not attend the meeting, your shares will be counted as present at the meeting, and voted according to your instructions.

Unless you expect to attend the meeting in person, if you have requested paper copies of the proxy materials, please sign, date, and return the enclosed proxy in the envelope provided, or use the internet address or the toll-free telephone number listed in this Proxy Statement/Prospectus. Please return your proxy promptly to ensure that your shares are voted at the meeting, no matter how large or how small your holdings may be.

What is the agenda for the Annual Meeting?

At the Annual Meeting, stockholders will vote on four matters:

(1)

the election of each of Martin R. Benante, Michael Dinkins, Ronald C. Lindsay, Ellen McClain, Charles G. McClure, Jr., Jennifer M. Pollino, John S. Stroup, James L. L. Tullis and Max H. Mitchell to the Board,

(2)	a proposal to ratify the selection of Deloitte & Touche LLP as our independent auditors for 2022,

(3)	a proposal to approve, by a non-binding advisory vote, the compensation paid by the Company to certain executive officers, and

(4)	a proposal (the “Holding Company Proposal”), to adopt and approve the Agreement and Plan of Merger, by and among Crane Co., Crane Holdings, Co. and Crane Transaction Company, LLC.

Our management will also make a brief presentation about the business of Crane Co., and representatives of Deloitte & Touche LLP will make themselves available to respond to any appropriate questions from the floor.

The Board does not know of any other business that will be presented at the Annual Meeting. The form of proxy gives the proxies discretionary authority with respect to any other matters that come before the Annual Meeting, which means that if any such matter arises, the individuals named in the proxy will vote according to their best judgment.

How does the Board recommend that I vote?

The Board unanimously recommends that you vote for each of the nominees for director; for ratification of the selection of Deloitte & Touche LLP to continue as our independent auditors; for the non-binding advisory vote regarding executive compensation; and for the Holding Company Proposal.

Who can attend the Annual Meeting?

Any stockholder of Crane Co., any past or present employee, and other invitees may attend the Annual Meeting.

Who can vote at the Annual Meeting?

Anyone who owned shares of our Common Stock at the close of business on February 25, 2022, the Record Date, is entitled to notice of and to vote at the Annual Meeting or any postponement or adjournment of the meeting. Each share is entitled to one vote.

A complete list of stockholders as of the Record Date will be open to the examination of any stockholder during regular business hours at the offices of Crane Co., 100 First Stamford Place, Stamford, Connecticut 06902, for 10 days before the meeting, as well as at the meeting.

Questions and Answers About these Proxy Materials and the Annual Meeting

How many votes are required for each question to pass?

The Holding Company Proposal must receive the affirmative vote of a majority of the issued and outstanding shares of Crane Co. common stock entitled to vote at the Annual Meeting.

Nominees for the Board will be elected if more votes are cast in favor of the nominee than are cast against the nominee by the holders of shares present in person or represented by proxy and entitled to vote at the Annual Meeting.

Each other matter to be voted upon at the Annual Meeting requires the affirmative vote of a majority of the votes cast by the holders of shares of common stock present in person or represented by proxy and entitled to vote at the Annual Meeting.

What are “Broker non-votes”?

Under the rules of the NYSE, brokers holding shares for customers have authority to vote on certain matters even if the broker has not received instructions from the customer, but they do not have such authority as to other matters. For the questions on the agenda for this year’s Annual Meeting, member firms of the NYSE may vote without specific instructions from beneficial owners on the ratification of the selection of auditors, but not on the election of directors or the approval of the compensation paid by the Company to certain executive officers or the Holding Company Proposal.

“Broker non-votes” are shares held in record name by brokers or nominees, as to which the broker or nominee (i) has not received instructions from the beneficial owner or person entitled to vote, (ii) does not have discretionary voting power under NYSE rules or the document under which it serves as broker or nominee, and (iii) has indicated on the proxy card, or otherwise notified us, that it does not have authority to vote the shares on the question.

What will be the effect of abstentions and broker non-votes?

Stockholders may abstain from voting on any proposal expected to be brought before the Annual Meeting.

Abstentions on the Holding Company Proposal will be considered as present, but not as voting in favor of such proposal. Abstentions and broker non-votes will have the same effect as a vote against the adoption and approval of the Holding Company Proposal.

Abstentions and broker non-votes will have no effect on the election of directors, as each nominee will be elected if the number of votes cast in favor of such nominee exceeds the number of votes cast against such nominee. Abstentions are not treated as votes cast for such proposal.

Abstentions and broker non-votes will have no effect on any of the other two proposals, because they will not count as votes cast for or against the question and will not be included in calculating the number of votes necessary for adoption and approval.

What constitutes a quorum for the meeting?

According to the Crane Co. amended by-laws, a quorum for a meeting of stockholders consists of the holders of a majority of the shares of common stock issued and outstanding and entitled to vote, present in person or by proxy. On the Record Date, there were [●] shares of common stock issued and outstanding, so at least [●] shares must be represented at the meeting for business to be conducted. If a quorum does not attend or is not represented, the Annual Meeting will have to be postponed.

Shares of common stock represented by a properly signed and returned proxy are treated as present at the Annual Meeting for purposes of determining a quorum, whether the proxy is marked as casting a vote or abstaining. Shares represented by “broker non-votes” are also treated as present for purposes of determining a quorum.

Who will count the votes?

A representative of our transfer agent, Computershare Trust Company, N.A., will tabulate the votes.

Questions and Answers About these Proxy Materials and the Annual Meeting

How can I cast my vote?

If you have requested paper copies of the proxy materials, you can vote by completing and returning the proxy card enclosed in those materials.

We ask you to mark your choices, sign, date, and return the proxy as soon as possible in the enclosed postage prepaid envelope.

All stockholders of record, and many street name holders, can also give voting instructions at the website www.envisionreports.com/cr using the instructions on the enclosed, or by touchtone telephone from the United States and Canada using the toll-free number listed on the Notice of Annual Meeting, proving their identity by using the Personal Identification Number shown on the Notice. Both procedures allow stockholders to appoint the designated proxies to vote their shares and to confirm that their instructions have been properly recorded.

You can attend the Annual Meeting and vote your shares in person; if you do, you should bring the enclosed proxy card with you as proof of the number of shares you owned on the Record Date.

What if I submit a proxy but don’t mark it to show my preferences?

If you return a properly signed proxy without marking it, it will be voted in accordance with the Board’s recommendations on all proposals.

What if I submit a proxy and then change my mind?

If you submit a proxy, you can revoke it at any time before it is voted by submitting a written revocation to the Corporate Secretary, or by submitting a new proxy, or by voting in person at the Annual Meeting. However, if you have shares held through a brokerage firm, bank, or other custodian, you can revoke an earlier proxy only by following the custodian’s procedures.

Who is paying for this solicitation of proxies?

Crane Co. will pay the cost of this solicitation of proxies for the Annual Meeting. In addition to soliciting proxies through the mail using this Proxy Statement/Prospectus, we may solicit proxies by telephone, facsimile, electronic mail, and personal contact. These solicitations will be made by our regular employees without additional compensation. We have also engaged Alliance Advisors LLC to assist in this solicitation of proxies, and we have agreed to pay that firm approximately $18,000. Banks, brokerage houses, and other institutions, nominees, and fiduciaries will be asked to forward the proxy materials to the beneficial owners of the common stock they hold of record, and will be reimbursed for their reasonable expenses in forwarding such material.

Where can I learn the outcome of the vote?

The Corporate Secretary will announce the preliminary voting results at the meeting, and we will publish the final results in a Current Report on Form 8-K filed with the SEC within four business days after the meeting.

How and when can I propose that an item be considered at next year’s annual meeting and included in next year’s proxy statement?

Prior to the completion of the holding company reorganization contemplated by the Holding Company Proposal, the Crane Co. by-laws, as amended through April 24, 2017, which are on file with the SEC (as Exhibit 3.2.1 to the Company’s Current Report on Form 8-K, filed with the SEC on April 25, 2017), and, following the completion of the holding company reorganization contemplated by the Holding Company Proposal, the Crane Holdings amended and restated by-laws, a copy of which is included in this Proxy Statement/Prospectus as Appendix C, will provide that the annual meeting of stockholders will be held on such date and at such time as shall be designated from time to time by the board. Additionally, the Crane Holdings, Co. amended and restated by-laws will contain, upon consummation of the holding company reorganization contemplated by the Holding Company Proposal, the same advance notice provision as the Crane Co. amended by-laws. Specifically, appropriate proposals of stockholders intended to be presented at the 2023 annual meeting must be received for inclusion in the proxy statement and form of proxy relating to that meeting

Questions and Answers About these Proxy Materials and the Annual Meeting on or before October 28, 2022. In addition, under both the Crane Co. amended by-laws and Crane Holdings amended and restated by-laws, if stockholders intend to nominate directors or present proposals at the 2023 annual meeting other than through inclusion of such proposals in the proxy materials for that meeting, then the Company must receive notice of such nominations or proposals not less than 90 days nor more than 120 days prior to April 25, 2023. If we do not receive notice by that date, then such proposals may not be presented at the 2023 Annual Meeting.

* * * * *

We urge stockholders who do not expect to attend in person to sign, date, and return the enclosed proxy in the envelope provided, or to use the internet address or the toll-free telephone number listed on the Notice of Annual Meeting. In order to avoid unnecessary expense, we ask your cooperation in voting your proxy promptly, no matter how large or how small your holdings may be.

By Order of the Board of Directors,

Anthony M. D’Iorio

Secretary

QUESTIONS AND ANSWERS ABOUT THE HOLDING COMPANY PROPOSAL

What is the Holding Company Proposal?

We are asking you to adopt and approve the Reorganization Agreement that would result in a reorganization of our corporate structure into a holding company structure. Upon completion of the transactions contemplated by the Reorganization Agreement, you will become a stockholder of Crane Holdings, a new Delaware corporation that is a holding company, which is currently Crane Co.’s wholly-owned subsidiary. Under the Reorganization Agreement, Crane Co. will merge with Merger Sub, a Delaware limited liability company and wholly-owned subsidiary of Crane Holdings, with Crane Co. surviving the merger as a wholly-owned subsidiary of Crane Holdings.

Upon completion of the reorganization merger, Crane Holdings will, in effect, replace Crane Co., our present public company, as the publicly held corporation, conducting, directly or through subsidiaries, all of the operations we conduct as of immediately prior to the reorganization merger. As a result of the reorganization merger, the current stockholders of Crane Co. will become stockholders of Crane Holdings with the same number and percentage of shares of Crane Holdings as they hold of Crane Co. as of immediately prior to the reorganization merger. The Reorganization Agreement, which sets forth the plan of reorganization and is the primary legal document that governs the reorganization merger, is attached as Appendix A to this Proxy Statement/Prospectus. You are encouraged to read the Reorganization Agreement carefully.

Following the reorganization merger, Crane Holdings intends for Crane Co. (which will, as of that time, be a wholly-owned subsidiary of Crane Holdings) to convert from a Delaware corporation to a Delaware limited liability company.

Following the reorganization, additional steps may be taken to align our corporate structure with our business operations and liability management strategy, but such steps are not considered part of the reorganization for purposes of this Proxy Statement/Prospectus.

Why are you proposing the reorganization?

We are proposing the reorganization to:

•

better align our corporate structure with our business objectives, including by organizing and segregating the operations, assets and current and legacy liabilities of our businesses in an efficient and strategic manner;

•	provide us with enhanced strategic and business flexibility, in particular for acquiring, selling or forming other businesses, if and when appropriate and feasible; and

•	provide us with future financing flexibility in the capital markets.

See “Item 4: The Holding Company Proposal—Reasons for the Reorganization; Recommendation of the Crane Co. Board” on page 83 for more details on the reasons for the reorganization.

What will happen to my stock?

In the reorganization merger, your shares of Crane Co. common stock will automatically be converted into the same number of shares of Crane Holdings common stock. As a result, you will become a stockholder of Crane Holdings and, immediately following the reorganization merger, you will own the same number and percentage of shares of Crane Holdings common stock that you owned of Crane Co. common stock as of immediately prior to the reorganization merger. We expect that Crane Holdings common stock will continue to be listed on the NYSE under the ticker symbol “CR”.

How will being a stockholder of Crane Holdings be different from being a Crane Co. stockholder?

Immediately after the reorganization merger, you will own the same number and percentage of shares of Crane Holdings common stock that you owned of Crane Co. common stock immediately prior to the reorganization

Questions and Answers About the Holding Company Proposal

merger. You will own shares of a Delaware holding company that owns our current assets and operations through its operating subsidiaries. In addition, your rights as a stockholder of Crane Holdings will be governed by Delaware law and the Crane Holdings amended and restated certificate of incorporation and the Crane Holdings amended and restated by-laws that are included in this Proxy Statement/Prospectus as Appendix B and Appendix C, respectively. Your rights as a stockholder of Crane Holdings will be substantially the same as the rights you currently have as a stockholder of Crane Co., including rights as to voting and dividends. See “Item 4: The Holding Company Proposal—Description of Capital Stock” on page 88.

Will the business of the Company change immediately following the reorganization merger?

No. Immediately following the reorganization merger, Crane Holdings will be the holding company for Crane Co.’s business as it is conducted immediately prior to the reorganization merger. The consolidated assets, liabilities and stockholders’ equity of Crane Holdings immediately following the reorganization merger will be the same as the consolidated assets, liabilities and stockholders’ equity of Crane Co. immediately prior to the reorganization merger.

Will the management of the Company change as a result of the reorganization?

No. Our management will not change as a result of the reorganization. The Board of Directors of Crane Holdings following the reorganization merger will consist of the same persons comprising the Board of Crane Co. immediately prior to the reorganization merger. Similarly, the executive officers of Crane Holdings following the reorganization merger will be the same as those of Crane Co. immediately prior to the reorganization merger.

What will be the name of the public company following the reorganization merger?

The name of the public company following the reorganization merger will be “Crane Holdings, Co.”

Will the public company’s CUSIP number change as a result of the reorganization merger?

Yes. Following the reorganization merger, the CUSIP number of shares of Crane Holdings common stock will be [●].

Will I have to turn in my stock certificates?

No. Please do not turn in your stock certificates. We will not require you to exchange your stock certificates as a result of the reorganization merger. After the reorganization merger, your Crane Co. common stock certificates will represent the same number of shares of Crane Holdings common stock.

Will the reorganization affect my U.S. federal income taxes?

The reorganization is intended to be a tax-free transaction under U.S. federal income tax laws. Accordingly, we expect that you will not recognize any gain or loss for U.S. federal income tax purposes upon your receipt of Crane Holdings common stock in exchange for your shares of Crane Co. common stock in the reorganization merger. See “Item 4: The Holding Company Proposal—U.S. Federal Income Tax Considerations” on page 85 for more information.

How will the reorganization merger be treated for accounting purposes?

For accounting purposes, the reorganization merger will be treated as a merger of entities under common control. The accounting treatment for such events is similar to the former “pooling of interests method.” Accordingly, the consolidated financial position and results of operations of Crane Co. will be included in the consolidated financial statements of Crane Holdings on the same basis as historically presented.

Why is my vote required to adopt and approve the Holding Company Proposal?

Delaware law requires a stockholder vote to adopt and approve the merger of Crane Co. and Merger Sub as part of, and in the manner contemplated by, the reorganization merger.

Questions and Answers About the Holding Company Proposal

What vote is required to adopt and approve the Holding Company Proposal?

The required vote is the affirmative vote of a majority of the issued and outstanding shares of Crane Co. stock entitled to vote at the Annual Meeting.

What percentage of the outstanding shares do directors and executive officers hold?

As of the Record Date, directors, executive officers and their affiliates beneficially owned approximately [●]% of the outstanding shares of Crane Co. common stock. Their interest in the reorganization is the same as the interest in the reorganization of our stockholders generally.

If our stockholders adopt and approve the reorganization merger, when will it occur?

If our stockholders adopt and approve the reorganization merger and all other conditions to completion of the reorganization merger are satisfied or waived, the reorganization merger will become effective on the date we file a Certificate of Merger with the Secretary of State of the State of Delaware or a later date that we specify therein.

We may defer or abandon the reorganization merger prior to the effective time of the reorganization merger (including by terminating the Reorganization Agreement) or all or any part of the reorganization, even after adoption and approval by our stockholders, if we determine that for any reason the completion of all or such part of the reorganization would be inadvisable or not in the best interests of our Company and our stockholders.

Do I have appraisal (or dissenters’) rights?

No. Holders of Crane Co. common stock do not have appraisal (or dissenters’) rights under Delaware law as a result of the reorganization merger even if the reorganization merger is adopted and approved by our stockholders because Crane Co. common stock is listed on the NYSE and Crane Holdings common stock will be listed on the NYSE following the reorganization merger.

Whom do I contact if I have questions about the Holding Company Proposal?

You may contact us at:

Crane Co.

100 First Stamford Place

Stamford, Connecticut 06902

(203) 363-7300

Attn: Corporate Secretary

VALIDITY OF SHARES

The validity of the Crane Holdings common stock to be issued to Crane Co. stockholders in the reorganization merger will be passed upon by Skadden.

EXPERTS

The consolidated financial statements of Crane Co. and its subsidiaries as of December 31, 2021 and 2020, and for each of the three years in the three-year period ended December 31, 2021, incorporated by reference in this Proxy Statement/Prospectus by reference to Crane Co.’s annual report on Form 10-K for the year ended December 31, 2021, and the effectiveness of Crane Co. and subsidiaries internal control over financial reporting, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports. Such financial statements are incorporated by reference in reliance upon the reports of such firm given their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Where You Can Find Additional Information

Crane Holdings filed a registration statement on Form S-4 to register with the SEC the shares of Crane Holdings common stock that our stockholders will receive in connection with the reorganization merger if the reorganization merger is completed. This Proxy Statement/Prospectus is a part of that registration statement and constitutes a Prospectus of Crane Holdings and a Proxy Statement of Crane Co. for the Annual Meeting.

This Proxy Statement/Prospectus does not contain all of the information we have included in the registration statement and the accompanying exhibits and schedules in accordance with the rules and regulations of the SEC and we refer you to the omitted information. The statements this Proxy Statement/Prospectus makes pertaining to the content of any contract, agreement or other document that is an exhibit to the registration statement necessarily are summaries of their material provisions and do not describe all exceptions and qualifications contained in those contracts, agreements or documents. You should read those contracts, agreements or documents for information that may be important to you. The registration statement, exhibits and schedules are available at the SEC’s public reference room or through its website.

Crane Co. is a Delaware corporation. Crane Co.’s headquarters are located at 100 First Stamford Place, Stamford, Connecticut 06902, and the telephone number at this location is (203) 363-7300. Crane Co. files annual, quarterly and current reports and amendments to these reports, proxy statements and other information with the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers, like Crane Co., that file electronically with the SEC. The address of the SEC’s website is www.sec.gov.

Crane Co. also makes its filings available free of charge through its Internet website, as soon as reasonably practicable after filing such material electronically with, or furnishing such material, to the SEC. Also posted on Crane Co.’s website are its Corporate Governance Guidelines, Standards for Director Independence, Crane Co. Code of Ethics and the charters and a brief description of each of the Audit Committee, the Management Organization and Compensation Committee and the Nominating and Governance Committee. These items are available in the “Investors—Corporate Governance” section of Crane Co.’s website at www.craneco.com. The content of Crane Co.’s website (other than those documents specifically incorporated by reference in the section below on page 111 titled “Incorporation of Certain Documents by Reference”) are not incorporated by reference herein and are not deemed to be part of this Proxy Statement/Prospectus.

Incorporation of Certain Documents by Reference

The SEC allows us to “incorporate by reference” information into this Proxy Statement/Prospectus, which means that we can disclose important information about us by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this Proxy Statement/Prospectus. This Proxy Statement/Prospectus incorporates by reference the documents and reports listed below filed by Crane Co. with the SEC:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2021 filed with the SEC on February 28, 2022; and

•	our Current Reports on Form 8-K filed with the SEC on February 28, 2022 and [●].

We also incorporate by reference the information contained in all other documents we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than portions of these documents that are furnished under Item 2.02 or Item 7.01 of a Current Report on Form 8-K, including any exhibits included with such Items, unless otherwise indicated therein) after the date of this Proxy Statement/Prospectus and prior to the expiration or termination of the registration statement of which this Proxy Statement/Prospectus is a part. The information contained in any such document will be considered part of this Proxy Statement/Prospectus from the date the document is filed with the SEC.

Any statement made in a document incorporated by reference into this Proxy Statement/Prospectus is deemed to be modified or superseded for purposes of this Proxy Statement/Prospectus to the extent that a statement in this Proxy

Where You Can Find Additional Information

Statement/Prospectus or in any other subsequently filed document, which is also incorporated by reference, modifies or supersedes such statement. Any statement made in this Proxy Statement/Prospectus is deemed to be modified or superseded to the extent a statement in any subsequently filed document, which is incorporated by reference into this Proxy Statement/Prospectus, modifies or supersedes such statement.

We will provide, without charge, to each person to whom a copy of this Proxy Statement/Prospectus has been delivered, a copy of any and all of the documents referred to herein that are summarized in this Proxy Statement/Prospectus, if such person makes a written or oral request directed to Crane Co., 100 First Stamford Place, Stamford, Connecticut 06902, Attention: Corporate Secretary, Telephone: (203) 363-7300. You may also access our reports and documents via the Internet at www.craneco.com. The content of Crane Co.’s website (other than those documents specifically incorporated by reference above) are not incorporated by reference herein and are not deemed to be part of this Proxy Statement/Prospectus.

Following the reorganization merger described in this Proxy Statement/Prospectus, Crane Holdings will become subject to the same informational requirements as Crane Co. is prior to the reorganization merger, and will file annual, quarterly and special reports, proxy statements and other information with the SEC in accordance with the Exchange Act and the NYSE pursuant to the Exchange Act and the rules of the NYSE. Crane Co. does not expect to be subject to such requirements following the reorganization merger.

APPENDIX A: MERGER AGREEMENT

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of February 28, 2022, is made by and among Crane Co., a Delaware corporation (“Crane Co.”), Crane Holdings, Co., a Delaware corporation and wholly-owned subsidiary of Crane Co. (“Crane Holdings”), and Crane Transaction Company, LLC, a Delaware limited liability company and wholly-owned subsidiary of Crane Holdings (“Merger Sub”).

RECITALS:

WHEREAS, as of the date hereof, the authorized capital stock of Crane Co. consists of (i) 200,000,000 shares of common stock, par value $1.00 per share (the “Crane Co. Common Stock”), of which approximately 56,879,698 shares are issued and outstanding and 15,546,441 shares are held in treasury, and (ii) 5,000,000 shares of preferred stock, par value $0.01 per share, of which no shares are issued and outstanding;

WHEREAS, as of the date hereof, the authorized capital stock of Crane Holdings consists of (i) 200,000,000 shares of common stock, par value $1.00 per share (the “Crane Holdings Common Stock”), of which 100 shares are issued and outstanding and held by Crane Co., and (ii) 5,000,000 shares of preferred stock, par value $0.01 per share, of which no shares are issued and outstanding;

WHEREAS, as of the date hereof, all of the issued and outstanding common interests of Merger Sub (the “Merger Sub Common Interests”) are held by Crane Holdings;

WHEREAS, Crane Holdings and Merger Sub are newly formed entities, and both Crane Holdings and Merger Sub were organized for the purposes of participating in the transactions herein contemplated;

WHEREAS, the board of directors of each of Crane Co. and Crane Holdings have each unanimously, and the sole member of Merger Sub has, determined that it is fair to, advisable and in the best interests of their respective companies and equityholders to reorganize to create a new holding company structure by merging Merger Sub with and into Crane Co., with Crane Co. being the surviving entity (sometimes hereinafter referred to as the “Surviving Entity”), and converting each issued and outstanding share of Crane Co. Common Stock into one share of Crane Holdings Common Stock, all in accordance with the terms of this Agreement;

WHEREAS, pursuant to Section 264 of the General Corporation Law of the State of Delaware (the “DGCL”), the board of directors of each of Crane Co. and Crane Holdings have unanimously, and, pursuant to Section 18-209 of the Limited Liability Company Act of the State of Delaware (the “DLLCA”), the sole member of Merger Sub has, by resolutions duly adopted, approved and declared the advisability of the Merger (as defined below) and this Agreement;

WHEREAS, the board of directors of Crane Co. has unanimously determined to recommend to its stockholders the adoption, at the Stockholders’ Meeting (as defined below), of this Agreement and the approval of the Merger, subject to the terms and conditions hereof and in accordance with the provisions of the DGCL;

WHEREAS, immediately after the execution and delivery of this Agreement by the parties hereto, the sole stockholder of Crane Holdings will approve and adopt this Agreement and approve the transactions contemplated hereby, including the Merger, by execution of an action by written consent in accordance with Sections 228 and 264 of the DGCL, respectively;

WHEREAS, following the Merger, Crane Co. will convert to a Delaware limited liability company pursuant to Section 266 of the DGCL and Section 18-214 of the DLLCA (the “Conversion”); and

WHEREAS, for U.S. federal income tax purposes, the parties intend that (i) the Merger, taken together with the Conversion, qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and (ii) this Agreement shall constitute, and hereby adopt this Agreement as, a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g).

Appendix A: Merger Agreement

AGREEMENT:

NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants and agreements contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Crane Co., Crane Holdings and Merger Sub, intending to be legally bound, hereby agree as follows:

1. Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with Section 264 of the DGCL and Section 18-209 of the DLLCA, Merger Sub shall be merged with and into Crane Co. (the “Merger”), and, at the Effective Time (as defined below), the separate existence of Merger Sub shall cease and Crane Co. shall continue its existence as the Surviving Entity, and a wholly-owned subsidiary of Crane Holdings, under applicable Delaware law.

2. Effects of the Merger. After satisfaction or, to the extent permitted hereunder, waiver of all conditions to the Merger, Crane Co., which shall be the Surviving Entity, shall file a certificate of merger, attached as Exhibit A hereto, with the Secretary of State of the State of Delaware (the “Certificate of Merger”) and make all other filings or recordings required by Delaware law in connection with the Merger. The Merger shall become effective at the time and on the date of the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or such other time, if any, as may be designated in the Certificate of Merger (the “Effective Time”). The Merger shall have the effects set forth in Section 259 of the DGCL and Section 18-209 of the DLLCA. Without limiting the generality of the foregoing, from and after the Effective Time, the Surviving Entity shall possess all the property, rights, privileges, immunities, powers and franchises and be subject to all of the debts, liabilities, obligations, restrictions, disabilities and duties of Crane Co. and Merger Sub, all as provided under applicable law.

3. Certificate of Incorporation; By-laws; Directors and Officers. Subject to the terms and conditions of this Agreement, from and after the Effective Time: (a) the certificate of incorporation of the Surviving Entity shall be amended and restated in its entirety in the form attached as Exhibit B hereto, and such certificate of incorporation shall be the certificate of incorporation of the Surviving Entity unless and until amended in accordance with its terms and applicable law and (b) the by-laws of the Surviving Entity shall be amended and restated in their entirety in the form attached as Exhibit C hereto, and such by-laws shall be the by-laws of the Surviving Entity unless and until amended in accordance with their terms and applicable law. Subject to the terms and conditions of this Agreement, from and after the Effective Time, the directors of the Surviving Entity shall be Richard A. Maue and Anthony M. D’Iorio and the officers of the Surviving Entity shall be Max H. Mitchell as President, Richard A. Maue as Treasurer and Anthony M. D’Iorio as Secretary, in each case, until their successors have been duly elected and qualified in accordance with the certificate of incorporation and by-laws of the Surviving Entity.

4. Directors and Officers of Crane Holdings. Prior to the Effective Time, Crane Co., in its capacity as the sole stockholder of Crane Holdings, agrees to take, or cause to be taken, all such actions as are necessary to cause those persons serving as the directors and executive officers of Crane Co. immediately prior to the Effective Time to be elected or appointed, immediately following the Effective Time, as the directors and executive officers of Crane Holdings, each such person to have the same office(s) with Crane Holdings (and the same committee memberships in the case of directors) as he or she held with Crane Co.

5. Additional Actions. Subject to the terms of this Agreement, the parties hereto shall take all such reasonable and lawful action as may be necessary or appropriate in order to effectuate the Merger and the other transactions contemplated hereby and to comply with the requirements of the DGCL and the DLLCA.

6. Cancellation of the Shares of Crane Holdings; Conversion of the Common Interests of Merger Sub; Conversion of the Shares of Crane Co. At the Effective Time, by virtue of the Merger and without any action on the part of Crane Co., Crane Holdings or Merger Sub: (a) each share of Crane Holdings Common Stock issued and outstanding immediately prior to the Effective Time shall be automatically cancelled, retired and shall cease to exist; (b) each Merger Sub Common Interest owned by Crane Holdings will automatically be converted into, and thereafter represent, one share of the Surviving Entity, which shall collectively constitute 100% of the common stock, par value $0.01 per share, of the Surviving Entity; and (c) each share of Crane Co. Common Stock issued and outstanding immediately prior to the Effective Time (other than any shares held in treasury, which shall be automatically cancelled and retired without the payment of any consideration therefor) shall be automatically converted into one validly issued, fully paid and

Appendix A: Merger Agreement

nonassessable share of Crane Holdings Common Stock (the “Merger Consideration”). From and after the Effective Time, holders of certificates formerly evidencing Crane Co. Common Stock shall cease to have any rights as stockholders of Crane Co., except as provided by law; provided, however, that such holders shall have the rights set forth in Section 7 herein.

7. Stock Transfer Books; No Surrender of Certificates; Direct Registration of Crane Holdings Common Stock. At the Effective Time, each outstanding share of Crane Co. Common Stock (other than any shares of Crane Co. Common Stock to be cancelled in accordance with Section 6) shall automatically represent the same number of shares of Crane Holdings Common Stock without any further act or deed by the stockholders of Crane Co. At the Effective Time, the stock transfer books of Crane Co. shall be closed and thereafter there shall be no further registration of transfers of shares of Crane Co. Common Stock theretofore outstanding on the records of Crane Co. Unless and until thereafter surrendered for transfer or exchange in the ordinary course, each outstanding certificate that, immediately prior to the Effective Time, evidenced Crane Co. Common Stock shall, from and after the Effective Time, be deemed and treated for all corporate purposes to evidence the ownership of the same number of shares of Crane Holdings Common Stock.

8. Assumption of Crane Co. Awards. At the Effective Time, Crane Holdings shall assume Crane Co.’s 2013 Stock Incentive Plan, as amended, and Crane Co.’s 2018 Stock Incentive Plan, as amended (collectively, the “Crane Co. Stock Plans”), and each outstanding (a) option to purchase shares of Crane Co. Common Stock (each, a “Crane Co. Option”), (b) restricted share unit for shares of Crane Co. Common Stock (each, a “Crane Co. RSU”), (c) performance-based restricted share unit for shares of Crane Co. Common Stock (each, a “Crane Co. PRSU”) and (d) deferred stock unit for shares of Crane Co. Common Stock (each, a “Crane Co. DSU” and collectively with the Crane Co. Options, Crane Co. RSUs and Crane Co. PRSUs, the “Crane Co. Awards”), in each case, then outstanding under the Crane Co. Stock Plans, whether or not then exercisable. The Crane Co. Awards will be adjusted in accordance with the provisions of the Crane Co. Stock Plans, as described in this Section 8, and each Crane Co. Award so adjusted and assumed by Crane Holdings under this Agreement will continue to have, and be subject to, the same terms and conditions as set forth in the applicable Crane Co. Stock Plan and any award agreements thereunder immediately prior to the Effective Time (including, without limitation, the vesting schedule (without acceleration thereof by virtue of the Merger and the other transactions contemplated hereby) and per share exercise price, as applicable), except that each such Crane Co. Award will be adjusted such that it will be exercisable (or will become exercisable in accordance with its terms) for, or shall be denominated with reference to, that number of shares of Crane Holdings Common Stock equal to the number of shares of Crane Co. Common Stock that were subject to such Crane Co. Award immediately prior to the Effective Time.

9. Assignment and Assumption of Agreements. Effective as of the Effective Time and consistent with the requirements of Section 8, Crane Co. hereby assigns to Crane Holdings, and Crane Holdings hereby assumes and agrees to perform, all obligations of Crane Co. pursuant to the Crane Co. Stock Plans and the award agreements with respect to outstanding Crane Co. Awards granted thereunder. Crane Co. and Crane Holdings will take, or cause to be taken, all actions necessary or desirable to implement the assumption by Crane Holdings of the Crane Co. Stock Plans, each award agreement entered into pursuant thereto, and each Crane Co. Award granted thereunder, all to the extent deemed appropriate by Crane Co. and Crane Holdings and permitted under applicable law. On or prior to the Effective Time, Crane Holdings will reserve sufficient shares of Crane Holdings Common Stock to provide for the issuance of Crane Holdings Common Stock upon exercise of the Crane Co. Awards outstanding under the Crane Co. Stock Plans.

10. Registration Statement; Proxy/Prospectus. Following the execution of this Agreement, Crane Co. shall prepare and file with the Securities and Exchange Commission (the “SEC”) a proxy statement in preliminary form relating to the Stockholders’ Meeting (as defined below) (together with any amendments thereof or supplements thereto, the “Proxy Statement”) and Crane Holdings shall prepare and file with the SEC a registration statement on Form S-4 (together with all amendments thereto, the “Registration Statement” and the prospectus contained in the Registration Statement together with the Proxy Statement, the “Proxy/Prospectus”), in which the Proxy Statement shall be included, in connection with the registration under the Securities Act of the shares of Crane Holdings Common Stock to be issued to the stockholders of Crane Co. as the Merger Consideration.

11. Meeting of Crane Co. Stockholders. Crane Co. shall take all action necessary in accordance with the DGCL and Crane Co.’s amended and restated certificate of incorporation and by-laws, as amended through April 24, 2017 (together, the “Crane Co. Charter Documents”), to call, hold and convene a meeting of its stockholders to consider the adoption of this Agreement (the “Stockholders’ Meeting”).

Appendix A: Merger Agreement

12. Successor Issuer. It is the intent of the parties hereto that Crane Holdings be deemed a “successor issuer” of Crane Co. in accordance with Rule 12g-3 under the Securities Exchange Act of 1934, as amended, and Rule 414 under the Securities Act of 1933, as amended (the “Securities Act”). At or after the Effective Time, Crane Holdings shall (a) file an appropriate report on Form 8-K describing the Merger and the other transactions contemplated hereby and (b) file appropriate pre-effective and/or post-effective amendments, as applicable, to any Registration Statements of Crane Co. on Form S-3 or Form S-8.

13. Conditions Precedent. The obligations of the parties to this Agreement to consummate the Merger and the transactions contemplated by this Agreement shall be subject to fulfillment or waiver by the parties hereto at or prior to the Effective Time of each of the following conditions:

a. The Registration Statement relating to the shares of Crane Holdings Common Stock to be issued pursuant to the Merger shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceeding for that purpose shall have been initiated or, to the knowledge of Crane Holdings or Crane Co., threatened by the SEC and not concluded or withdrawn. No similar proceeding with respect to the Proxy/Prospectus shall have been initiated or, to the knowledge of Crane Holdings or Crane Co., threatened by the SEC and not concluded or withdrawn;

b. This Agreement and the Merger shall have been approved by the requisite affirmative vote of the stockholders of Crane Co. at the Stockholders’ Meeting in accordance with the DGCL and the Crane Co. Charter Documents;

c. The Crane Holdings Common Stock to be issued pursuant to the Merger shall have been approved for listing by the New York Stock Exchange;

d. No order, statute, rule, regulation, executive order, injunction, stay, decree, judgment or restraining order that is in effect shall have been enacted, entered, promulgated or enforced by any court or governmental or regulatory authority or instrumentality that prohibits or makes illegal the consummation of the Merger or the transactions contemplated hereby; and

e. Each of Crane Co. and Crane Holdings shall have received a legal opinion of Skadden, Arps, Slate, Meagher & Flom LLP, in form and substance reasonably satisfactory to them, to the effect that the Merger and the Conversion, taken together, will qualify as a “reorganization” within the meaning of Section 368 of the Code for U.S. federal income tax purposes.

14. Amendment and Modification. At any time prior to the Effective Time, this Agreement may be amended or modified, to the fullest extent permitted by applicable law, by an agreement in writing duly approved by the parties hereto.

15. Termination. At any time prior to the Effective Time, this Agreement may be terminated and the Merger contemplated hereby may be abandoned by Crane Co. if Crane Co. should determine that for any reason the completion of the transactions provided for herein would not be fair to, would be inadvisable or would not be in the best interest of Crane Co. or its stockholders. In the event of such termination and abandonment, this Agreement shall become null and void and none of Crane Co., Crane Holdings, Merger Sub, their respective equityholders, directors or officers shall have any liability with respect to such termination and abandonment.

16. Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written or oral, among the parties hereto with respect to the subject matter hereof.

17. Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Delaware, without regard to conflicts of laws principles thereof.

18. Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

Appendix A: Merger Agreement

19. Headings. The headings in this Agreement are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

20. Severability of Provisions. If any term or other provision of this Agreement is declared invalid, illegal or incapable of being enforced by a court of competent jurisdiction otherwise becomes invalid, illegal or unenforceable in any respect, in whole or in part, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby. Notwithstanding the foregoing, if such provision (or portion thereof) could be more narrowly drawn so as not to be invalid, prohibited or unenforceable in such jurisdiction, it shall, as to such jurisdiction, be deemed to be so narrowly drawn, without invalidating any of the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

21. Counterparts. This Agreement may be executed in any number of counterparts, and delivered by facsimile, .pdf or other similar electronic transmission, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

22. No Third-Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of, and be enforceable by, only the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other entity or person any right, benefit or remedy of any nature whatsoever, under or by reason of this Agreement.

[Signature Page Follows]

Appendix A: Merger Agreement

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed by their respective duly authorized persons as of the date first above written.

CRANE CO.:

CRANE CO., a Delaware corporation

By:	/s/ Max H. Mitchell
	Name:	Max H. Mitchell
	Title:	President and Chief Executive Officer

CRANE HOLDINGS:

CRANE HOLDINGS, CO., a Delaware corporation

By:	/s/ Richard A. Maue
	Name:	Richard A. Maue
	Title:	President and Treasurer

MERGER SUB:

CRANE TRANSACTION COMPANY, LLC, a Delaware limited liability company

By:	/s/ Anthony M. D’Iorio
	Name:	Anthony M. D’Iorio
	Title:	Secretary

[Signature Page to the Agreement and Plan of Merger]

APPENDIX B: AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF CRANE HOLDINGS, CO.

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

CRANE HOLDINGS, CO.

[●], 2022

ARTICLE I

The name of the corporation (hereinafter called the “Corporation”) is Crane Holdings, Co.

ARTICLE II

The address of the Corporation’s registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801 in New Castle County. The name of the Corporation’s registered agent at such address is The Corporation Trust Company.

ARTICLE III

The purpose or purposes for which the Corporation is organized are to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of Delaware.

ARTICLE IV

The total number of shares of all classes of stock which the Corporation shall have authority to issue is Two Hundred Million (200,000,000) shares of common stock, par value $1.00 per share (“Common Stock”), and Five Million (5,000,000) shares of preferred stock, par value $.01 per share (“Preferred Stock”).

The following is a description of each of the classes of stock of the Corporation and a statement of the powers, preferences, and rights of such stock, and the qualifications and restrictions thereof.

(a) At all meetings of the shareholders of the Corporation the holders of the Common Stock shall be entitled to one vote for each share of Common Stock held by them respectively.

(b) Shares of the Preferred Stock may be issued from time to time in one or more series as may from time to time be determined by the Board of Directors of the Corporation. Each series shall be distinctly designated. Except as otherwise provided in the resolution setting forth the designations and rights of the series of Preferred Stock, all shares of any one series of Preferred Stock shall be alike in every particular, except that there may be different dates from which dividends (if any) thereon shall be cumulative, if made cumulative. The relative preferences, participating, optional and other special rights of each such series, and limitations thereof, if any, may differ from those of any and all other series at any time outstanding. The Board of Directors of the Corporation is hereby expressly granted authority to fix by resolution or resolutions adopted prior to the issuance of any shares of each particular series of the Preferred Stock, the designation, preferences, and relative, participating, optional or other rights, if any, or the qualifications, limitations or restrictions thereof, if any, of such series, including, but without limiting the generality of the foregoing, the following:

(1) the distinctive designation of, and the number of shares of the Preferred Stock which shall constitute the series, which number may be increased (except as otherwise fixed by the Board of Directors) or decreased (but not below the number of shares thereof then outstanding) from time to time by action of the Board of Directors;

(2) the rate and times at which, and the terms and conditions upon which, dividends, if any, on shares of the series may be paid, the extent of preferences or relation, if any, of such dividends to the dividends payable on any other class or classes of stock of the corporation, or on any series of the Preferred Stock or of any other class or class of stock of the Corporation, and whether such dividends shall be cumulative, partially cumulative or non-cumulative;

Appendix B: Amended and Restated Certificate of Incorporation of Crane Holdings, Co.

(3) the right, if any, of the holders of shares of the series to convert the same into, or exchange the same for, shares of any other class or classes of stock of the Corporation, and the terms and conditions of such conversion or exchange;

(4) whether shares of the series shall be subject to redemption and the redemption price or prices and the time or times at which, and the terms and conditions upon which, shares of the series may be redeemed;

(5) the rights, if any, of the holders of shares of the series upon voluntary or involuntary liquidation, merger, consolidation, distribution or sale of assets, dissolution or winding-up of the Corporation;

(6) the terms of the sinking fund or redemption or purchase account, if any, to be provided for shares of the series; and

(7) the voting powers, if any, of the holders of shares of the series which may, without limiting the generality of the foregoing, include the right, voting as a series by itself or together with other series of the Preferred Stock or all series of the Preferred Stock as a class, (1) to cast more or less than one vote per share on any or all matters voted upon by the shareholders, (2) to elect one or more directors of the Corporation in the event there shall have been a default in the payment of dividends on any one or more series of the Preferred Stock or under such other circumstances and upon such conditions as the Board of Directors may fix.

(c) The relative preferences, rights and limitations of each series of Preferred Stock in relation to the preferences, rights and limitations of each other series of Preferred Stock shall, in each case, be as fixed from time to time by the Board of Directors in the resolution or resolutions adopted pursuant to authority granted in this Article IV, and the consent by class or series vote or otherwise, of the holders of the Preferred Stock of such of the series of the Preferred Stock as are from time to time outstanding shall not be required for the issuance by the Board of Directors of any other series of Preferred Stock whether the preferences and rights of such other series shall be fixed by the Board of Directors as senior to, or on a parity with, the preferences and rights of such outstanding series, or any of them; provided, however, that the Board of Directors may provide in such resolution or resolutions adopted with respect to any series of Preferred Stock that the consent of the holders of a majority (or such greater proportion as shall be therein fixed) of the outstanding shares of such series voting thereon shall be required for the issuance of any or all other series of Preferred Stock.

(d) Subject to the provisions of the preceding paragraph (c), shares of any series of Preferred Stock may be issued from time to time as the Board of Directors shall determine and on such terms and for such consideration, not less than the par value thereof, as shall be fixed by the Board of Directors.

ARTICLE V

Board of Directors

Section 1. Number. The business and affairs of the Corporation shall be managed under the direction of the Board of Directors which shall consist of not less than three nor more than fifteen persons. The exact number of directors within the minimum and maximum limitations specified in the preceding sentence shall be fixed from time to time by the Board of Directors pursuant to a resolution adopted by a majority of the entire Board of Directors.

Section 2. Election and Terms. The directors elected at each Annual Meeting of Stockholders shall hold office for a term expiring at the next Annual Meeting of Stockholders and until their successors are duly elected and qualified, or until their earlier death, resignation, retirement, disqualification or removal.

Section 3. Newly Created Directorships and Vacancies. Newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the Board of Directors resulting from death, resignation, retirement, disqualification, removal from office or other cause shall be filled only by a majority vote of the directors then in office, even if less than a quorum, and directors so chosen shall hold office for a term expiring at the next Annual Meeting of Stockholders and until their successors are duly elected and qualified, or until their earlier death, resignation, retirement, disqualification or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

Appendix B: Amended and Restated Certificate of Incorporation of Crane Holdings, Co.

Section 4. Removal. Any director may be removed from office at any time, with or without cause, by the affirmative vote of the holders of at least a majority of the voting power of the shares then entitled to vote at an election of directors, voting together as a single class.

Section 5: Amendment, Repeal, etc. Notwithstanding anything contained in this Certificate of Incorporation to the contrary, the affirmative vote of the holders of at least two-thirds of the voting power of the then outstanding shares entitled to vote thereon pursuant to Article IV, voting together as a single class, shall be required to amend or repeal, or adopt any provisions inconsistent with, this Article V.

ARTICLE VI

Stockholder Action

Any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of stockholders of the Corporation and may not be effected by any consent in writing by such stockholders. Special meetings of stockholders of the Corporation may be called only by the Chairman of the Board of Directors or by the Board of Directors pursuant to a resolution approved by a majority of the entire Board of Directors. Notwithstanding anything contained in this Certificate of Incorporation to the contrary, the affirmative vote of the holders of at least two-thirds of the voting power of the then outstanding shares entitled to vote thereon pursuant to Article IV, voting together as a single class, shall be required to amend or repeal, or adopt any provisions inconsistent with, this Article VI.

ARTICLE VII

By-law Amendments

The Board of Directors shall have the power to make, alter, amend or repeal the By-laws of the Corporation by such vote as may be specified therein. The affirmative vote of the holders of two-thirds or more of the voting power of the then outstanding shares entitled to vote thereon pursuant to Article IV, voting together as a single class, shall be required for the stockholders to make, alter, amend or repeal the By-laws. Notwithstanding anything contained in this Certificate of Incorporation to the contrary, the affirmative vote of the holders of at least two-thirds of the voting power of the then outstanding shares entitled to vote thereon pursuant to Article IV, voting together as a single class, shall be required to amend or repeal, or adopt any provisions inconsistent with, this Article VII.

ARTICLE VIII

No director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. This paragraph shall not eliminate or limit the liability of a director for any act or omission occurring prior to the effective date of its adoption. If the General Corporation Law of the State of Delaware is hereafter amended to authorize corporate action further limiting or eliminating the personal liability of directors, then the liability of a director to the Corporation shall be limited or eliminated to the fullest extent permitted by the General Corporation Law of the State of Delaware, as so amended from time to time. No repeal or modification of this Article VIII, directly or by adoption of an inconsistent provision of this Certificate of Incorporation, by the stockholders of the Corporation shall be effective with respect to any cause of action, suit, claim or other matter, that, but for this Article VIII, would accrue or arise prior to such repeal or modification.

Appendix B: Amended and Restated Certificate of Incorporation of Crane Holdings, Co.

IN WITNESS WHEREOF, the Corporation has caused this Amended and Restated Certificate of Incorporation to be executed on its behalf as of the date first written above.

CRANE HOLDINGS, CO.

By:
Name:
Title:

[Signature Page to the Amended and Restated Certificate of Incorporation of Crane Holdings, Co.]

APPENDIX C: AMENDED AND RESTATED BY-LAWS OF CRANE HOLDINGS, CO.

AMENDED AND RESTATED BY-LAWS OF

CRANE HOLDINGS, CO.

[●], 2022

ARTICLE I

DEFINITIONS, OFFICES

Section 1. Definitions. When used herein, “Corporation” shall mean this Corporation and “Board” shall mean the Board of Directors of the Corporation.

Section 2. Principal Office. The principal office of the Corporation shall be located in the City of Stamford, State of Connecticut.

Section 3. Other Offices. The Corporation may have and maintain such other business office or offices, either within or without the State of Connecticut, as the Board may from time to time determine.

Section 4. Registered Office. The registered office of the Corporation shall be at such address as the Board may from time to time determine.

ARTICLE II

STOCKHOLDERS

Section 1. Annual Meeting. The annual meeting of stockholders of the Corporation for the election of directors shall be held on such date and at such time as shall be designated from time to time by the Board. Any other proper business may be transacted at the annual meeting of the stockholders.

Section 2. Special Meetings. Special meetings of stockholders for any purpose may be called at any time only by a majority of the entire Board or by the Chairman of the Board.

A call for a special meeting of stockholders shall be in writing, filed with the Secretary of the Corporation, and shall specify the time and place of holding such meeting and the purpose or purposes for which it is called.

Section 3. Stockholder Action. Any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of stockholders of the Corporation and may not be effected by any consent in writing by such stockholders.

Section 4. Place of Meetings. Meetings of the stockholders for the election of directors or for any other purpose shall be held at such time and place, either within or without the State of Connecticut, as shall be designated from time to time by the Board.

Section 5. Notice of Meetings. Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, date and hour of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise required by law, written notice of any meeting shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to notice of and to vote at such meeting.

Attendance of a person at a meeting of stockholders, in person or by proxy, constitutes a waiver of notice of the meeting, except when the stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

Section 6. Record Dates. The Board may fix in advance a date, not more than sixty (60) nor fewer than ten (10) days prior to the date of any meeting of stockholders, nor more than sixty (60) days prior to the date for the payment of any dividend, or the date for the allotment of rights, or the date when any change or conversion or exchange

Appendix C: Amended and Restated By-laws of Crane Holdings, Co.

of capital stock shall go into effect, as a record date for the determination of the stockholders entitled to notice of, and to vote at, any such meeting and any adjournment thereof, or entitled to receive payment of any such dividend, or to any such allotment of rights, or to exercise the rights in respect of any such change, conversion or exchange of capital stock, and in such case such stockholders and only such stockholders as shall be the stockholders of record on the date so fixed shall be entitled to such notice of, and to vote at, such meeting and any adjournment thereof, or to receive payment of such dividend, or to receive such allotment of rights, or to exercise such rights, as the case may be, notwithstanding any transfer of any stock on the books of the Corporation after any such record date fixed as aforesaid.

Section 7. Voting Lists. The officer or agent having charge of the transfer book for shares of stock of the Corporation shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at such meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares of stock of the Corporation registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting either on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or during ordinary business hours, at the principal place of business of the Corporation. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. The list shall be produced and kept at the time and place of the meeting during the whole time thereof and may be inspected by any stockholder present. The original share or stock ledger or transfer book or a duplicate thereof, shall be the only evidence as to who are the stockholders entitled to examine such list or share ledger or transfer book or to vote at any meeting of stockholders.

Section 8. Quorum. At any meeting of stockholders the holders of a majority of the shares of the capital stock of the Corporation issued and outstanding and entitled to vote, present in person or represented by proxy, shall constitute a quorum of the stockholders for all purposes unless a greater or lesser quorum shall be provided by law or by the Certificate of Incorporation and in such case the representation of the number so required shall constitute a quorum. The stockholders present in person or by proxy at a meeting at which a quorum is present may continue to do business until adjournment, notwithstanding withdrawal of enough stockholders to leave less than a quorum.

Whether or not a quorum is present the meeting may be adjourned from time to time by a vote of the holders of a majority of the shares of stock of the Corporation present. At any such adjourned meeting at which a quorum shall be present, any business may be transacted which might have been transacted at the meeting if held at the time specified in the notice thereof.

Section 9. Voting and Proxies. Each holder of common stock of the Corporation shall be entitled to one vote per share held of record upon each matter on which stockholders generally are entitled to vote.

At all meetings of stockholders, a stockholder entitled to vote may vote in person or by proxy executed in writing by the stockholder or by his duly authorized attorney-in-fact. Such proxy shall be filed with the Secretary of the Corporation before or at the time of the meeting. Unless otherwise provided by law, all questions regarding the validity or sufficiency of the proxies shall be decided by the Secretary of the Corporation.

Except as provided in Section 3 of Article III of these By-laws, a nominee for director shall be elected if the votes cast for such nominee’s election exceed the votes cast against such nominee’s election; provided, however, that the directors shall be elected by a plurality of the votes cast at any meeting of stockholders for which (i) the Secretary of the Corporation receives a notice that a stockholder has nominated a person for election to the Board in compliance with the advance notice requirements for stockholder nominees for director set forth in Section 12 of Article II of these By-laws and (ii) such nomination has not been withdrawn by such stockholder on or prior to the fourteenth (14th) day preceding the date the Corporation first mails its notice of meeting for such meeting to the stockholders.

All other action (unless a greater plurality is required by law or by the Certificate of Incorporation or by these By-laws) shall be authorized by a majority of the votes cast by the holders of shares of stock of the Corporation entitled to vote thereon, present in person or represented by proxy, and where a separate vote by class is required, by a majority of the votes cast by stockholders of such class, present in person or represented by proxy.

Appendix C: Amended and Restated By-laws of Crane Holdings, Co.

Section 10. Voting of Shares by Certain Holders.

(a) Shares of stock of the Corporation registered in the name of another corporation, domestic or foreign, may be voted by such officer, agent or proxy as the by-laws of such corporation may prescribe, or, in the absence of such provision, as the board of directors of such corporation may determine.

(b) Shares of stock of the Corporation registered in the name of a deceased person may be voted by his administrator or his executor either in person or by proxy.

(c) Shares of stock of the Corporation registered in the name of a receiver may be voted by such receiver, and shares of stock of the Corporation held by or under the control of a receiver may be voted by such receiver without the transfer thereof into his name, if authority so to do be contained in an appropriate order of the court by which such receiver was appointed, and a certified copy of such order is filed with the Secretary of the Corporation before or at the time of the meeting.

(d) A stockholder whose shares of stock of the Corporation are pledged shall be entitled to vote such shares until the shares have been transferred into the name of the pledgee, and thereafter the pledgee shall be entitled to vote the shares so transferred.

(e) Shares of stock of the Corporation belonging to it shall not be voted, directly or indirectly, at any meeting, and shall not be counted in determining the total number of outstanding shares at any given time, but shares of stock of the Corporation held by it in a fiduciary capacity may be voted and shall be counted in determining the number of outstanding shares at any given time.

Section 11. Inspectors. At each meeting of stockholders, the chairman of the meeting may appoint one or more inspectors of voting whose duty it shall be to receive and count the ballots and make a written report showing the results of the balloting.

Section 12. Nomination of Directors. Only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation, except as may be otherwise provided in the Certificate of Incorporation with respect to the right of holders of preferred stock of the Corporation to nominate and elect a specified number of directors in certain circumstances. Nominations of persons for election to the Board at an annual meeting of stockholders or at any special meeting of stockholders called for the purpose of electing directors, may be made at such meeting (a) by or at the direction of the Board (or any duly authorized Committee thereof) or (b) by any stockholder of the Corporation (i) who is a stockholder of record on the date of the giving of the notice provided for in this Section 12 and on the record date for the determination of stockholders entitled to notice of and to vote at such annual or special meeting of stockholders and (ii) who complies with the notice procedures set forth in this Section 12.

In addition to any other applicable requirements, for a nomination to be made by a stockholder, such stockholder must have given timely notice thereof in proper written form to the Secretary of the Corporation.

To be timely, a stockholder’s notice to the Secretary of the Corporation must be delivered to, or be mailed and received at, the principal executive offices of the Corporation (a) in the case of an annual meeting of stockholders, not less than ninety (90) days nor more than one hundred twenty (120) days prior to the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting of stockholders is called for a date that is not within twenty-five (25) days before or after such anniversary date, notice by the stockholder in order to be timely must be so received not later than ninety (90) days prior to the date of the annual meeting of stockholders or, if later, the close of business on the tenth (10th) day following the day on which such notice of the date of the annual meeting of stockholders was mailed or such public disclosure of the date of the annual meeting of stockholders was made, whichever first occurs; and (b) in the case of a special meeting of stockholders called for the purpose of electing directors, not later than the close of business on the tenth (10th) day following the day on which notice of the date of the special meeting was mailed or public disclosure of the date of the special meeting was made, whichever first occurs. In no event shall the adjournment or postponement of an annual or special meeting of stockholders called for the purpose of electing directors, or the public announcement of such an adjournment or postponement, commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above.

Appendix C: Amended and Restated By-laws of Crane Holdings, Co.

To be in proper written form, a stockholder’s notice to the Secretary of the Corporation must set forth the following information:

(a) as to each person whom the stockholder proposes to nominate for election as a director: (i) the name, age, business address and residence address of such person; (ii) the principal occupation or employment of such person; (iii) (A) the class or series and number of all shares of stock of the Corporation which are owned beneficially or of record by such person and any affiliates or associates of such person, (B) the name of each nominee holder of shares of all stock of the Corporation owned beneficially but not of record by such person or any affiliates or associates of such person, and the number of such shares of stock of the Corporation held by each such nominee holder, (C) whether, and the extent to which, any derivative instrument, swap, option, warrant, short interest, hedge or profit interest or other transaction has been entered into by or on behalf of such person, or any affiliates or associates of such person, with respect to shares of stock of the Corporation and copies of all agreements and other documents relating to each such derivative securities and other derivatives or similar arrangements and (D) whether, and the extent to which, any other transaction, agreement, arrangement or understanding (including any short position or any borrowing or lending of shares of stock of the Corporation) has been made by or on behalf of such person, or any affiliates or associates of such person, the effect or intent of any of the foregoing being to mitigate loss to, or to manage risk or benefit of stock price changes for, such person, or any affiliates or associates of such person, or to increase or decrease the voting power or pecuniary or economic interest of such person, or any affiliates or associates of such person, with respect to shares of stock of the Corporation and copies of all agreements and other documents relating thereto; (iv) a written questionnaire completed by on behalf of such person with respect to the background, qualification and experience of such person (which questionnaire shall be provided by the Secretary of the Corporation upon written request); (v) such person’s written representation and agreement that such person (A) is not, and will not become, a party to any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a director of the Corporation, will act or vote on any issue or question that has not been disclosed to the Corporation in such representation and agreement, (B) is not, and will not become, a party to any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director of the Corporation that has not been disclosed to the Corporation in such representation and agreement and (C) in such person’s individual capacity, would be in compliance, if elected as a director of the Corporation, and will comply with, all applicable publicly disclosed confidentiality, corporate governance, conflict of interest, Regulation FD, code of conduct and ethics, and stock ownership and trading policies and guidelines of the Corporation which are generally applicable to non-employee directors and (vi) any other information relating to such person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder; and

(b) as to the stockholder giving the notice, as well as the beneficial owner and any other person, if any, on whose behalf the nomination is being made, (i) the name and address of such person; (ii) (A) the class or series and number of all shares of stock of the Corporation which are owned beneficially or of record by each such person and any affiliates or associates of such person, (B) the name of each nominee holder of shares of stock of the Corporation owned beneficially but not of record by each such person or any affiliates or associates of such person, and the number of shares of stock of the Corporation held by each such nominee holder, (C) whether, and the extent to which, any derivative instrument, swap, option, warrant, short interest, hedge or profit interest or other transaction has been entered into by or on behalf of each such person, or any affiliates or associates of such person, with respect to shares of stock of the Corporation and copies of all agreements and other documents relating to each such derivative securities and other derivatives or similar arrangements and (D) whether, and the extent to which, any other transaction, agreement, arrangement or understanding (including any short position or any borrowing or lending of shares of stock of the Corporation) has been made by or on behalf of such person, or any affiliates or associates of such person, the effect or intent of any of the foregoing being to mitigate loss to, or to manage risk or benefit of stock price changes for, such person, or any affiliates or associates of such person, or to increase or decrease the voting power or pecuniary or economic interest of such person, or any affiliates or associates of such person, with respect to shares of stock of the Corporation and copies of all agreements and other documents relating thereto; (iii) a description of (A) all agreements, arrangements, or understandings (whether written or oral) between such person, or any affiliates or associates of such person, and any proposed nominee, or any affiliates or associates of such proposed nominee, (B) all agreements, arrangements, or understandings (whether written or oral) between such person, or any affiliates or associates of such

Appendix C: Amended and Restated By-laws of Crane Holdings, Co.

person, and any other person or persons (including their names) pursuant to which the nomination(s) are being made by such person, or otherwise relating to the Corporation or their ownership of capital stock of the Corporation and (C) any material interest of such person, or any affiliates or associates of such person, in such nomination, including any anticipated benefit therefrom to such person, or any affiliates or associates of such person; (iv) a representation that the stockholder giving notice intends to appear in person or by proxy at the annual or special meeting of stockholders to nominate the persons named in its notice and (v) any other information relating to such person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with the solicitation of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder. Such notice must be accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a director, if elected.

The notice must be accompanied by (x) a signed and notarized statement of the stockholder giving the notice certifying that, to the best of such person’s knowledge, (1) all information contained in the notice is true and complete in all respects, (2) the notice complies with this Section 12 and (3) such stockholder or beneficial owner and any other person, if any, will continue to hold all shares of stock of the Corporation referenced in Section 12(b)(ii)(A) through and including the time of the annual meeting of stockholders (including any adjournment or postponement thereof); and (y) a signed and notarized certificate of each person whom the stockholder proposes to nominate for election as a director certifying that, to the best of such person’s knowledge, the information contained in the notice regarding such proposed nominee and any affiliate or associate of such person is true and complete.

A stockholder providing notice of any nomination proposed to be made at an annual or special meeting of stockholders shall also confirm at the time of the notice that such stockholder agrees to (x) provide on behalf of each proposed nominee any such other information as the Corporation may reasonably request, promptly following receipt of any such request, to determine the qualifications of any such proposed nominee to serve as an independent director or that could be material to a reasonable stockholder’s understanding of the independence, or lack thereof, of such proposed nominee and (y) further update and supplement such notice, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 12 shall be true and correct as of the record date for determining the stockholders entitled to receive notice of the annual or special meeting of stockholders, and such update and supplement shall be delivered to, or be mailed and received by, the Secretary of the Corporation at the principal executive offices of the Corporation not later than five (5) business days after the record date for determining the stockholders entitled to receive notice of such annual or special meeting of stockholders.

No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the procedures set forth in this Section 12. If the chairman of the meeting determines that a nomination was not made in accordance with the foregoing procedures, the chairman of the meeting shall declare to the meeting that the nomination was defective and such defective nomination shall be disregarded.

Section 13. Nature of Business to be Transacted at Meetings of Stockholders. Only such business (other than nominations for election to the Board, which must comply with the provisions of Section 12 of this Article) may be transacted at an annual meeting of stockholders as is either (a) specified in the notice of meeting (or any supplement or amendment thereto) given by or at the direction of the Board (or any duly authorized Committee thereof), (b) otherwise properly brought before the meeting by or at the direction of the Board (or any duly authorized Committee thereof), or (c) otherwise properly brought before the meeting by a stockholder of the Corporation (i) who is a stockholder of record on the date of the giving of the notice provided for in this Section 13 and on the record date for the determination of stockholders entitled to notice of and to vote at such annual meeting of stockholders and (ii) who complies with the notice procedures set forth in this Section 13.

In addition to any other applicable requirements, for business to be properly brought before an annual meeting of stockholders by a stockholder, such stockholder must have given timely notice thereof in proper written form to the Secretary of the Corporation.

To be timely, a stockholder’s notice to the Secretary of the Corporation must be delivered to, or be mailed and received at, the principal executive offices of the Corporation not less than ninety (90) days nor more than one hundred twenty (120) days prior to the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting of stockholders is called for a date that is not within twenty-five (25) days before or after such anniversary date, notice by the stockholder in order to be timely must be so received not later than ninety (90) days prior to the date of the annual meeting of stockholders or, if later, the close of business on

Appendix C: Amended and Restated By-laws of Crane Holdings, Co.

the tenth (10th) day following the day on which such notice of the date of the annual meeting of stockholders was mailed or such public disclosure of the date of the annual meeting of stockholders was made, whichever first occurs. In no event shall the adjournment or postponement of an annual meeting of stockholders, or the public announcement of such an adjournment or postponement, commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above.

To be in proper written form, a stockholder’s notice to the Secretary of the Corporation must set forth the following information:

(a) as to each matter such stockholder proposes to bring before the annual meeting of stockholders, a brief description of the business desired to be brought before the annual meeting of stockholders and the proposed text of any proposal regarding such business (including the text of any resolutions proposed for consideration and, if such business includes a proposal to amend these By-laws, the text of the proposed amendment), and the reasons for conducting such business at the annual meeting of stockholders, and

(b) as to the stockholder giving the notice, as well as the beneficial owner and any other person, if any, on whose behalf the proposal is being made, (i) the name and address of such person; (ii) (A) the class or series and number of all shares of stock of the Corporation which are owned beneficially or of record by such person and any affiliates or associates of such person, (B) the name of each nominee holder of shares of all stock of the Corporation owned beneficially but not of record by such person or any affiliates or associates of such person, and the number of such shares of stock of the Corporation held by each such nominee holder, (C) whether and the extent to which any derivative instrument, swap, option, warrant, short interest, hedge or profit interest or other transaction has been entered into by or on behalf of such person, or any affiliates or associates of such person, with respect to shares of stock of the Corporation and copies of all agreements and other documents relating to each such derivative securities and other derivatives or similar arrangements and (D) whether and the extent to which any other transaction, agreement, arrangement or understanding (including any short position or any borrowing or lending of shares of stock of the Corporation) has been made by or on behalf of such person, or any affiliates or associates of such person, the effect or intent of any of the foregoing being to mitigate loss to, or to manage risk or benefit of stock price changes for, such person, or any affiliates or associates of such person, or to increase or decrease the voting power or pecuniary or economic interest of such person, or any affiliates or associates of such person, with respect to shares of stock of the Corporation and copies of all agreements and other documents relating thereto; (iii) a description of all agreements, arrangements, or understandings (whether written or oral) between or among such person, or any affiliates or associates of such person, and any other person or persons (including their names) in connection with or relating to (A) the Corporation or (B) the proposal, including any material interest in, or anticipated benefit from the proposal to such person, or any affiliates or associates of such person; (iv) a representation that the stockholder giving notice intends to appear in person or by proxy at the annual meeting of stockholders to bring such business before the meeting and (v) any other information relating to such person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies by such person with respect to the proposed business to be brought by such person before the annual meeting of stockholders pursuant to Section 14 of the Exchange Act, and the rules and regulations promulgated thereunder.

The notice must be accompanied by a signed and notarized statement of the stockholder giving the notice certifying that, to the best of such person’s knowledge, (1) all information contained in the notice is true and complete in all respects, (2) the notice complies with this Section 13 and (3) such stockholder or beneficial owner and any other person, if any, will continue to hold all shares referenced in Section 13(b)(ii)(A) through and including the time of the annual meeting of stockholders (including any adjournment or postponement thereof).

A stockholder providing notice of business proposed to be brought before an annual meeting of stockholders shall also confirm at the time of the notice that such stockholder agrees to further update and supplement such notice, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 13 shall be true and correct as of the record date for determining the stockholders entitled to receive notice of the annual meeting of stockholders and such update and supplement shall be delivered to, or be mailed and received by, the Secretary of the Corporation at the principal executive offices of the Corporation not later than five (5) business days after the record date for determining the stockholders entitled to receive notice of the annual meeting of stockholders.

Appendix C: Amended and Restated By-laws of Crane Holdings, Co.

No business shall be conducted at an annual meeting of stockholders except business brought before the annual meeting of stockholders in accordance with the procedures set forth in this Section 13; provided, however, that, once business has been properly brought before the annual meeting of stockholders in accordance with such procedures, nothing in this Section 13 shall be deemed to preclude discussion by any stockholder of any such business. If the chairman of the meeting determines that business was not properly brought before the annual meeting of stockholders in accordance with the foregoing procedures, the chairman of the meeting shall declare to the meeting that the business was not properly brought before the meeting and such business shall not be transacted.

Nothing contained in this Section 13 shall be deemed to affect any rights of stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act (or any successor provision of law).

ARTICLE III

DIRECTORS

Section 1. Number. The business and affairs of the Corporation shall be managed under the direction of the Board which shall consist of not less than three nor more than fifteen (15) persons. The exact number of directors within the minimum and maximum limitations specified in the preceding sentence shall be fixed from time to time by the Board pursuant to a resolution adopted by a majority of the entire Board.

Section 2. Election. The directors elected at each annual meeting of stockholders shall hold office for a term expiring at the next annual meeting of stockholders and until their successors are duly elected and qualified, or until their earlier death, resignation, retirement, disqualification or removal.

Section 3. Newly Created Directorships and Vacancies. Newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the Board resulting from death, resignation, retirement, disqualification, removal from office or other cause shall be filled only by a majority vote of the directors then in office, even if less than a quorum, and directors so chosen shall hold office for a term expiring at the next annual meeting of stockholders and until their successors are duly elected and qualified, or until their earlier death, resignation, retirement, disqualification or removal. No decrease in the number of directors constituting the Board shall shorten the term of any incumbent director.

Section 4. Removal. Any director may be removed from office at any time, with or without cause, by the affirmative vote of the holders of at least a majority of the voting power of the shares then entitled to vote at an election of directors, voting together as a single class.

Section 5. Regular Meetings. The regular annual meeting of the Board shall be held at such time and place as the Board may from time to time determine by resolution without other notice than as set forth in such resolution.

The regular monthly meetings of the Board shall be held at such time and place as the Board may from time to time determine by resolution.

The Board may by resolution change the times and places, either within or without the State of Connecticut, for the holding of such regular monthly meetings, and such times and places for the holding of other regular meetings without notice other than such resolution.

Section 6. Special Meetings. Special meetings of the Board may be held at any time on the call of the Chairman of the Board or at the request in writing or by electronic transmission of a majority of the directors. Special meetings of the Board may be held at such place, either within or without the State of Connecticut, as shall be specified or fixed in the call for such meeting or notice thereof.

Section 7. Notice of Special Meetings. Notice of each special meeting shall be deposited in the United States mail by or at the direction of the Secretary of the Corporation to each director addressed to him at his residence or usual place of business at least seventy-two (72) hours before the day on which the meeting is to be held, or shall be sent to him by electronic means, be delivered personally, or be given orally at least twenty-four (24) hours before the day on which the meeting is to be held, or on such shorter notice as the person or persons calling such meeting may deem

Appendix C: Amended and Restated By-laws of Crane Holdings, Co.

necessary or appropriate in the circumstances. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail in a sealed envelope so addressed, with postage thereon prepaid. If the Secretary of the Corporation shall fail or refuse to give any such notice, then notice may be given by the officer or any one of the directors making the call.

Notice may be waived in writing or by electronic transmission by any director, either before or after the meeting. Any meeting of the Board shall be a legal meeting without any notice thereof having been given if all directors shall be present thereat, except where a director attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened.

Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board need be specified in the notice or waiver of notice of such meeting, and any and all business may be transacted thereat.

Section 8. Quorum. A majority of the members of the Board then in office, or of a Committee thereof, shall constitute a quorum for the transaction of business, except that the presence of the Chairman of the Board shall be necessary to constitute a quorum of the Executive Committee of the Board, and the vote of a majority of the members present at a meeting at which a quorum is present shall be the act of the Board or of the Committee thereof, except for the amendment of the By-laws which shall require the vote of not less than a majority of the members of the Board then in office.

Section 9. Action without a Meeting. Action required or permitted to be taken pursuant to authorization voted at a meeting of the Board, or a Committee thereof, may be taken without a meeting if, before or after the action, all members of the Board or of the Committee consent thereto in writing or by electronic transmission. The writing or writings or electronic transmission or transmissions shall be filed with the minutes of the proceedings of the Board or Committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form. The consent shall have the same effect as a vote of the Board or Committee thereof for all purposes.

Section 10. The Chairman of the Board. A Chairman of the Board shall be elected by the Board from among its members for a prescribed term and may, or may not be, at the discretion of the Board, an employee or an officer of the Corporation. The Chairman of the Board shall perform such duties as shall be prescribed by the Board and, when present, shall preside at all meetings of the stockholders and the Board. In the absence or disability of the Chairman of the Board, the Board shall designate a member of the Board to serve as Chairman of the Board and such designated Board member shall have the powers to perform the duties of the office; provided, however, that if the Chairman of the Board shall so designate or shall be absent from a meeting of stockholders, the President shall preside at such meeting of stockholders.

Section 11. Organization. At all meetings of the Board the Chairman of the Board, or in his absence a member of the Board to be selected by the members present, shall preside as chairman of the meeting. The Secretary or an Assistant Secretary of the Corporation shall act as secretary of all meetings of the Board, except that in their absence the chairman of the meeting may designate any other person to act as secretary.

Section 12. Compensation. In the discretion of the Board, directors may be paid a fixed annual fee, in an amount to be determined by the Board, payable in convenient installments in cash or securities. In addition directors may be paid a fixed fee payable in cash or securities for attendance at meetings and reimbursed for expenses incurred in such attendance or otherwise in performance of duties as directors. Members of Committees may be paid compensation for service as Committee members. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor.

Section 13. Presence at Meeting. A member of the Board or of a Committee designated by the Board may participate in a meeting by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear and be heard by each other. Participation in this manner constitutes presence in person at the meeting.

Section 14. Executive Committee. The Board, by resolution adopted by a majority of the entire Board, may designate two or more directors to constitute an Executive Committee, which Committee, to the extent provided in such resolution or in these By-laws, shall have and exercise all of the authority of the Board in the management of the

Appendix C: Amended and Restated By-laws of Crane Holdings, Co.

Corporation provided the Executive Committee shall not have the authority of the Board in reference to amending the Certificate of Incorporation, adopting an agreement of merger or consolidation involving the Corporation, recommending to the stockholders the sale, lease, or exchange of all or substantially all of the property and assets of the Corporation, recommending to the stockholders a dissolution of the Corporation or a revocation thereof, filling vacancies on the Board or on any Committee of the Board (including the Executive Committee), amending, altering or repealing any By-laws of the Corporation, electing or removing officers of the Corporation, fixing the compensation of any member of the Executive Committee or amending, altering or repealing any resolution of the Board which by its terms provides that it shall not be amended, altered or repealed by the Executive Committee.

Section 15. Committees of the Board. The Board may designate one or more other Committees, each consisting of one or more directors of the Corporation as members and one or more directors as alternate members, with such power and authority as prescribed by the By-laws or as provided in a resolution adopted by a majority of the Board. Each Committee, and each member thereof, shall serve at the pleasure of the Board.

ARTICLE IV

OFFICERS

Section 1. Officers; Number. The officers of the Corporation shall be a President, one or more Executive Vice Presidents, Senior Vice Presidents and/or Vice Presidents, a Secretary, a Treasurer, a Controller, and such other subordinate corporate or divisional officers as may be elected or appointed in accordance with the provisions of Section 3 of this Article. The Board may designate a variation in the title of any officer. Any two or more offices may be held by the same person except the offices of President and Secretary. In its discretion, the Board may leave unfilled, for any such period as it may fix by resolution, any corporate office, except those of President, Secretary and Treasurer.

Section 2. Election, Term of Office and Qualifications. The officers of the Corporation shall be elected annually by the Board at the first meeting of the Board held after the annual meeting of stockholders. If the election of officers shall not be held at such meeting, such election shall be held as soon thereafter as the same can conveniently be held. Each officer, except such officers as may be elected or appointed in accordance with the provisions of Section 3 of this Article, shall hold his office until his successor shall have been duly elected and shall have qualified or until his death, resignation or removal.

Section 3. Subordinate Officers.

(a)    Subordinate Corporate Officers. The Board may annually appoint one or more Assistant Vice Presidents, Assistant Secretaries, Assistant Treasurers, Assistant Controllers, Auditors or Assistant Auditors, and such other subordinate corporate officers and agents as the Board may determine, to hold office as subordinate corporate officers for such period and with such authority and to perform such duties as may be prescribed by these By-laws or as the Board may from time to time determine. The Board may, by resolution, empower the President to appoint any such subordinate corporate officers or agents to hold office for such period and to perform such duties as may be prescribed in said resolution.

(b) Divisional Officers. The Board or the President may from time to time appoint employees of the Corporation as divisional officers who shall have such operating and divisional responsibilities as may be designated by the President. Such divisional officers shall not be corporate officers and shall serve at the discretion of, under the direction of, and subject to removal by, the President.

Section 4. Resignations. Any officer may resign at any time by giving notice in writing or by electronic transmission to the Board or to the Chairman of the Board or the Secretary of the Corporation. Any such resignation shall take effect at the time specified therein; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 5. Removal. Any of the officers designated in Section 1 of this Article may be removed at any time by the Board, by the vote of a majority of the total number of directors then in office. Any subordinate corporate officer appointed in accordance with Section 3 of this Article may be removed by the Board at any time by a majority vote of the directors present at any meeting of the Board at which a quorum is present, or by any superior officer upon whom such power of removal has been conferred by resolution of the Board. Any divisional officer appointed in accordance

Appendix C: Amended and Restated By-laws of Crane Holdings, Co.

with Section 3 of this Article may be removed by the President at any time and at his sole discretion or by any superior officer upon whom the power of removal has been conferred by the President. The removal of any officer, subordinate officer or agent shall be without prejudice to the contract rights, if any, of the person so removed.

Section 6. Vacancies. A vacancy in any office because of death, resignation, removal, disqualification or otherwise may be filled for the unexpired portion of the term in the same manner in which an officer may be chosen to fill said office pursuant to Section 2 or Section 3 of this Article, as the case may be.

Section 7. Bonds. If the Board shall so require, any officer or agent of the Corporation shall give bond to the Corporation in such amount and with such surety as the Board may deem sufficient, conditioned upon the faithful performance of their respective duties and offices.

Section 8. The President. The Board shall elect a President who shall be the Chief Executive Officer of the Corporation. He shall have general and active management of the business of the Corporation and shall see that all orders and resolutions of the Board are carried into effect, subject, however, to the right of the Board to delegate any specific powers, except such as may be by law exclusively conferred upon the President, to any officer or officers of the Corporation. All papers, documents, deeds, and other instruments required to be executed by the Corporation shall be signed and executed for the Corporation by the President when directed by, and in the manner prescribed by, the Board. He shall have the general powers and duties of supervision and management which are typically vested in the Chief Executive Officer of a corporation.

Section 9. Executive Vice Presidents, Senior Vice Presidents and Vice Presidents.

(a) Executive Vice Presidents and Senior Vice Presidents shall have supervision over all such matters, other officers of the Corporation, including Vice Presidents, and in the case of Executive Vice Presidents, Senior Vice Presidents, and other employees as may be designated or assigned to them by the President, and shall perform such duties as the Board may designate or as may be assigned to them by the President. Whenever the term “Vice President” is used in any other Article of these By-laws, it shall be deemed to include Executive Vice Presidents and Senior Vice Presidents.

(b) The Vice Presidents shall perform such duties as the Board may designate or may be assigned to them by the President.

Section 10. Treasurer. The Treasurer shall:

(a) Subject to the supervision and direction of the Vice President - Finance, have the custody of all moneys, notes, bonds, securities and other evidences of indebtedness belonging to the Corporation, and shall keep full and accurate accounts of all moneys and securities received and of all moneys paid by him on account of the Corporation. He shall daily deposit all moneys, checks and drafts received to the credit and in the name of the Corporation, in such banks or other depositories as shall from time to time be authorized, approved or directed by the President, the Vice President - Finance, or the Board, and shall, on behalf of the Corporation, endorse for deposit or collection, checks, notes, drafts and other obligations, provided, however, that checks of the United States Government or of any state or municipal government, which may be received by any division of the Corporation, may be endorsed for deposit by the local manager of the division receiving the check, and provided further, however, that checks, warrants, drafts, notes and other negotiable instruments, which may be received by any division of the Corporation, may be endorsed by the local manager in the name of the Corporation for collection or deposit by or in the local bank authorized to carry the local accounts.

(b) Disburse the funds of the Corporation as may be ordered by the Board.

(c) Furnish to the Board, to the President and to such other officers as the Board may designate, at such times as may be required, an account of all his transactions as Treasurer.

(d) Perform such other duties pertaining to the business of the Corporation as shall be directed or required by the President, the Vice President - Finance, or the Board and, subject to the control of the Vice President - Finance, the Board and these By-laws, perform all acts incident to the office of the Treasurer.

Appendix C: Amended and Restated By-laws of Crane Holdings, Co.

(e) Give such bond of the faithful discharge of his duties as the Board may require.

The books and papers of the Treasurer shall at all times be open to the inspection of the President and each member of the Board.

Section 11. Secretary. The Secretary of the Corporation shall:

(a) Attend all meetings of the stockholders and of the Board, and keep the minutes of such meetings in one or more books provided for that purpose.

(b) Give, or cause to be given, all notices in accordance with the provisions of these By-laws, or as required by law.

(c) Have custody of the corporate records and of the seal of the Corporation and have authority to affix or impress the seal of the Corporation or a facsimile thereof on all certificates for shares of stock of the Corporation prior to the issue thereof, and all documents, the execution of which on behalf of the Corporation under its seal, is duly authorized.

(d) Sign with the President or a Vice President certificates for shares of stock of the Corporation, the issue of which shall have been authorized by resolution of the Board.

(e) See that the reports, statements, certificates and all other documents and records required by law are properly made, kept and filed.

(f) In general, perform all other duties incident to the office of Secretary and such other duties as from time to time may be assigned to him by the President or the Board.

Section 12. Controller. The Controller shall:

(a) Maintain adequate records of all assets, liabilities and transactions of this Corporation; see that adequate audits thereof are currently and regularly made; and in conjunction with other officers and department heads initiate and enforce internal controls over financial reporting. His duties and powers shall extend to all subsidiary corporations and to all affiliated corporations.

(b) Prepare and furnish such reports and financial statements covering results of operations of the Corporation as shall be required of him by the President or the Board. Prepare and furnish such reports and statements showing the financial condition of the Corporation as shall be required of him by the President or the Board, and have the primary responsibility for the preparation of financial reports to the stockholders.

(c) Perform such other duties pertaining to the business of the Corporation as shall be directed or required by the President or the Board and, subject to the control of the President, the Board and these By-laws, perform all acts incident to the office of the Controller.

The books, records and papers of the Controller shall at all times be open to the inspection of the President and each member of the Board.

Section 13. Assistant Treasurers. If one or more Assistant Treasurers shall be elected or appointed pursuant to the provisions of Section 3 of this Article, then in the absence or disability of the Treasurer, the Assistant Treasurers shall perform all the duties of the Treasurer, and when so acting shall have all the powers of, and be subject to all the restrictions upon, the Treasurer. Any such Assistant Treasurer shall perform such other duties as from time to time may be assigned to him by the Board or any superior officer.

Section 14. Assistant Secretaries. If one or more Assistant Secretaries shall be elected or appointed pursuant to the provisions of Section 3 of this Article, then in the absence or disability of the Secretary, the Assistant Secretaries shall perform the duties of the Secretary, and when so acting shall have all the powers of, and be subject to all the restrictions imposed upon, the Secretary. Any such Assistant Secretary shall perform such other duties as from time to time may be assigned to him by the Board or any superior officer.

Appendix C: Amended and Restated By-laws of Crane Holdings, Co.

Section 15. Compensation. The compensation of the officers shall be fixed from time to time by the Board; provided that the Board may authorize any officer or Committee to fix the compensation of officers and employees. No officer shall be prevented from receiving such compensation by reason of the fact that he is also a director of the Corporation.

ARTICLE V

CAPITAL STOCK

Section 1. Certificates of Stock. Shares of capital stock of the Corporation may be certificated or uncertificated, as provided under relevant provisions of the Delaware General Corporation Law and resolutions duly adopted by the Board. Any certificates representing shares of stock of the Corporation which may be issued shall be in such form as shall be approved by the Board and shall be signed by, or in the name of, the Corporation by any two authorized officers of the Corporation.

Any or all of the signatures on a certificate may be facsimiles. The validity of any stock certificate of the Corporation signed and executed by or in the name of duly qualified officers of the Corporation shall not be affected by the subsequent death, resignation, or the ceasing for any other reason of any such officer to hold such office, whether before or after the date borne by or the actual delivery of such certificate.

The name of the person owning the shares of stock of the Corporation represented by certificates, with the number of such shares and the date of issue, shall be entered on the Corporation’s capital stock records.

All certificates surrendered to the Corporation shall be cancelled, and no new certificates shall be issued nor shall a record be made regarding the issuance of uncertificated shares of stock of the Corporation until the former certificate for the same number of shares of stock of the Corporation shall have been surrendered and cancelled except in case of a lost or destroyed certificate.

The Corporation may treat the holder of record of any share or shares of stock of the Corporation, whether the shares are issued in certificated or uncertificated form, as the holder in fact thereof, and shall not be bound to recognize any equitable or other claim to interest in any such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, save as expressly provided by law.

Section 2. Lost, Stolen or Destroyed Certificates. The Corporation may issue a new certificate for shares of stock of the Corporation, or record the issuance of uncertificated shares of stock of the Corporation, in place of a certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Board may require the owner of the lost or destroyed certificate, or his legal representative, to give the Corporation a bond in form satisfactory to the Corporation sufficient to indemnify the Corporation, its transfer agents and registrars against any claim that may be made against them on account of the alleged lost or destroyed certificate or the issuance of such a new certificate or the recording of the issuance of uncertificated shares.

Section 3. Transfer of Shares. The Board, at its option, may appoint a transfer agent and registrar, or one or more transfer agents and one or more registrars, or either, for the shares of stock of the Corporation. Shares of stock of the Corporation shall be transferable in the manner prescribed by applicable law and these By-laws. Subject to any restrictions on transfer imposed at the time of issuance, as such restrictions may be modified by the Board or to comply with applicable law, uncertificated shares shall be transferable upon proper instructions from the holder or a duly authorized attorney, and certificated shares shall be transferable by the owner thereof in person or by a duly authorized attorney, upon surrender of the certificates therefor properly endorsed, in each case with such proof of the authenticity of signature as the Corporation or its transfer agent may reasonably require. Any transfer effected in accordance with these By-laws shall be so reflected on the books of the Corporation.

Section 4. Regulations. The Board shall have power and authority to make all such rules and regulations as they may deem expedient concerning the issue, transfer and registration of certificates for shares of the capital stock of the Corporation or the issue, transfer and registration of any such shares in uncertificated form.

Appendix C: Amended and Restated By-laws of Crane Holdings, Co.

ARTICLE VI

EXECUTION OF INSTRUMENTS ON BEHALF OF THE CORPORATION

Section 1. Contracts. Except as herein provided, all contracts of the Corporation shall be signed in the name of the Corporation, by the President, a Vice President or the Treasurer, and, if required, sealed with the Corporate Seal and attested by the Secretary or an Assistant Secretary of the Corporation.

Bids and contracts for the purchase or sale of merchandise in the ordinary course of business of the Corporation or any of its divisions, together with bonds given to secure the performance thereof, shall be executed in the name of the Corporation or in an authorized divisional name by an officer authorized to sign contracts as above specified in this Section 1, or, if relating to the business of a division, by an Officer, Manager or Assistant Manager of such division.

Section 2. Bills of Exchange, Promissory Notes, Bonds or Other Evidence of Indebtedness of the Corporation, Bonds of Indemnity, and Securities Received. All bills of exchange, promissory notes, bonds, or other evidences of indebtedness of the Corporation shall be signed in the name of the Corporation by the President, or a Vice President, and shall be countersigned by the Treasurer or by an Assistant Treasurer.

All forms of bonds of indemnity, the execution of which is required of the Corporation, shall be signed in the name of the Corporation by the President, a Vice President, the Treasurer or an Assistant Treasurer, and shall be countersigned by the Secretary or an Assistant Secretary of the Corporation.

Any securities received by the Corporation in settlement or for security for the payment of any indebtedness due the Corporation may be sold, assigned, transferred and delivered by the President, a Vice President or the Treasurer, and all instruments of conveyance, assignment or transfer thereof shall be executed in the name of the Corporation by such officers, attested by the Secretary or an Assistant Secretary of the Corporation, and the corporate seal attached.

Section 3. Checks and Accounts. All checks shall be signed by either the President, a Vice President, the Treasurer or an Assistant Treasurer, the Controller or Assistant Controller and also signed by either the Controller or an Assistant Controller, an Auditor or an Assistant Auditor, the Secretary or an Assistant Secretary of the Corporation, and no other person or persons shall be authorized to sign checks upon or against the funds of the Corporation except as hereinafter provided.

Checks drawn for the payment of dividends on shares of stock of the Corporation, and such other checks as may be designated in writing by the President, together with a Vice President or the Treasurer, may bear facsimile signatures, provided, however, that for the purpose of transfer ring funds between banks in which the Corporation has monies on deposit, the Treasurer or an Assistant Treasurer may direct or authorize the use of checks payable to a depository bank for credit of the Corporation, which checks shall have plainly printed upon their face “Depository Transfer Check” and shall require no signature other than the printed name of the Corporation.

The respective Officers, Managers or Assistant Managers, Credit Managers or Credit Supervisors of the Corporation’s Divisions, are authorized to file claims for and to collect on behalf of the Corporation any amounts due for merchandise sold or invoiced from such divisions, and in the name of the Corporation, or in an authorized divisional name, to give proper receipts, releases and waivers of mechanics’ and materialmen’s liens in connection therewith.

Section 4. Conveyances, Leases, Releases and Satisfaction of Judgment and Mortgages. All conveyances, leases and releases and satisfactions of judgment and mortgages shall be signed in the name of the Corporation by the President, a Vice President or the Treasurer, sealed with the corporate seal and attested by the Secretary or an Assistant Secretary of the Corporation.

Section 5. Other Instruments. All other instruments not hereinabove specifically designated shall be signed in the name of the Corporation by the President, a Vice President, or Treasurer, and, if required, sealed with the corporate seal and attested by the Secretary or an Assistant Secretary of the Corporation, provided, however, that notwithstanding the provisions contained in these By-laws, the Board may at any time direct the manner in which and the person by whom any particular instrument, contract or obligation, or any class of instruments, contracts or obligations of the Corporation may and shall be executed.

Appendix C: Amended and Restated By-laws of Crane Holdings, Co.

Section 6. Miscellaneous. Whenever the Board directs the execution of an instrument, contract or obligation and does not specify the officer who shall execute the same, it shall be executed as hereinabove provided.

ARTICLE VII

CORPORATE SEAL

The corporate seal of the Corporation shall have inscribed thereon the name of the Corporation and the words “Corporate Seal-2021-Delaware.” Said seal may be used by causing it or a facsimile or equivalent thereof to be impressed or affixed or reproduced, and shall be in the custody of the Secretary of the Corporation. If and when so directed by the Board, a duplicate of the seal may be kept and used by the Treasurer, or by any Assistant Treasurer or Assistant Secretary of the Corporation.

ARTICLE VIII

MISCELLANEOUS PROVISIONS

Section 1. Dividends. Dividends upon the outstanding shares of stock of the Corporation may be paid from any source permitted by law. Dividends may be declared at any regular or special meeting of the Board (or any action by written consent in lieu thereof in accordance with Section 9 of Article III of these By-laws) and may be paid in cash, in property or in the form of a capital stock dividend.

Section 2. Fiscal Year. The fiscal year of the Corporation shall end on the 31st day of December each year, unless otherwise provided by resolution of the Board.

Section 3. Stock in other Corporations. Any shares of stock in any other corporation which may from time to time be held by the Corporation may be represented and voted at any meeting of stockholders of such corporation by the President of the Corporation or by any other person or persons thereunto authorized by the Board, or by any proxy designated by written instrument of appointment executed in the name of the Corporation either by the President, or a Vice President, and attested by the Secretary or an Assistant Secretary of the Corporation.

Shares of stock in any other corporation which shares are owned by the Corporation need not be held in its name, but may be held for its benefit in the individual name of the President or of any other nominee designated for the purpose by the Board. Certificates for shares so held for the benefit of the Corporation shall be endorsed in blank, or have proper stock powers attached so that said certificates are at all times in due form for transfer, and shall be held for safekeeping in such manner as the Board shall from time to time determine.

Section 4. Selection of Auditors. The directors shall select independent auditors to audit the books and records of the Corporation for the current fiscal year, subject to the approval of the stockholders at the annual meeting of stockholders. Should the auditors resign, be removed for good cause shown, or otherwise fail to serve during or with respect to said year, a majority of the directors shall select a substitute firm of auditors to serve with respect to said year.

ARTICLE IX

INDEMNIFICATION

Section 1. Actions, Suits or Proceedings other than by or in the Right of the Corporation. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation), by reason of the fact that such person is or was or has agreed to become a director or officer of the Corporation, or is or was serving or who has agreed to serve at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, to the fullest extent not prohibited by applicable law, against costs, charges, expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best

Appendix C: Amended and Restated By-laws of Crane Holdings, Co.

interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person’s conduct was unlawful. The Corporation shall have the power to indemnify its other officers, employees and other agents as set forth in the DGCL or other applicable law.

Section 2. Actions or Suits by or in the Right of the Corporation. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that such person is or was or has agreed to become a director or officer of the Corporation, or is or was serving or has agreed to serve at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, to the fullest extent not prohibited by applicable law, against costs, charges, expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Court of Chancery of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such costs, charges, and expenses which the Court of Chancery or such other court shall deem proper.

Section 3. Indemnification for Costs, Charges and Expenses of Successful Party. Notwithstanding the other provisions of this Article, to the extent that a present or former director or officer of the Corporation has been successful on the merits or otherwise, in defense of any action, suit or proceeding referred to in Section 1 and Section 2 of this Article, or in defense of any claim, issue or matter therein, such person shall be indemnified against all costs, charges and expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

Section 4. Determination of Right to Indemnification. Any indemnification under this Article (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the present or former director or officer of the Corporation, or a person who has agreed to become a director or officer of the Corporation, or is or was serving or who has agreed to serve at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise is proper in the circumstances because such person has met the applicable standard of conduct set forth in Section 1 or Section 2 of this Article, as the case may be. Such determination shall be made, with respect to a person who is a director or officer of the Corporation at the time of such determination, (i) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, (ii) by a committee of such directors designated by a majority vote of such directors, even though less than a quorum, (iii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion or (iv) by the stockholders. Such determination shall be made, with respect to former directors and officers, by any person or persons having the authority to act on the matter on behalf of the Corporation.

Section 5. Advance of Costs, Charges and Expenses. Costs, charges and expenses (including attorneys’ fees) incurred by a director or officer of the Corporation in defending any civil, criminal, administrative or investigative action, suit or proceeding shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay all amounts so advanced in the event it shall ultimately be determined that such director or officer is not entitled to be indemnified by the Corporation as authorized in this Article. Such costs, charges and expenses (including attorneys’ fees) incurred by former directors and officers or by persons serving at the request of the Corporation as directors or officers of another corporation, partnership, joint venture, trust or other enterprise may be so paid upon such terms and conditions, if any, as the Corporation deems appropriate.

Section 6. Procedure for Indemnification. Any indemnification under Section 1, Section 2 or Section 3 of this Article, or advance of costs, charges and expenses under Section 5 of this Article, shall be made promptly, and in any event within sixty (60) days, upon the written request of the director or officer. The right to indemnification or advances

Appendix C: Amended and Restated By-laws of Crane Holdings, Co.

as granted by this Article shall be enforceable by the director or officer in any court of competent jurisdiction, if the Corporation denies such request, in whole or in part, or if no disposition thereof is made within sixty (60) days. Such person’s costs, charges and expenses incurred in connection with successfully establishing right to indemnification, in whole or in part, in any such action shall also be indemnified by the Corporation. It shall be a defense to any such action (other than an action brought to enforce a claim for the advance of costs, charges and expenses under Section 5 of this Article where the required undertaking, if any, has been received by the Corporation) that the claimant has not met the standard of conduct set forth in Section 1 or Section 2 of this Article, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its Board, its independent legal counsel, and its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because such person has met the applicable standard of conduct set forth in Section 1 or Section 2 of this Article, nor the fact that there has been an actual determination by the Corporation (including its Board, its independent legal counsel, and its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

Section 7. Other Rights; Continuation of Right to Indemnification. The indemnification and advancement of expenses provided by, or granted pursuant to, this Article shall not be deemed exclusive of any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the Certificate of Incorporation or these By-laws or any law (common or statutory), agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding office or while employed by or acting as agent for the Corporation, and shall continue as to a person who has ceased to be a director or officer, and shall inure to the benefit of the estate, heirs, executors and administrators of such person. All rights to indemnification or to advancement of expenses arising under a provision of the Certificate of Incorporation or these By-laws shall not be eliminated or impaired by an amendment to or repeal or elimination of the Certificate of Incorporation or these By-laws after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred. The provisions of this Article shall not be deemed to preclude the indemnification of any person who is not specified in Section 1 or Section 2 of this Article but whom the Corporation has the power or obligation to indemnify, under the provisions of the DGCL, or otherwise.

Section 8. Insurance. The Corporation shall purchase and maintain insurance on behalf of any person who is or was or has agreed to become a director or officer of the Corporation, or is or was serving or who has agreed to serve at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the Corporation would have the power or the obligation to indemnify such person against such liability under the provisions of this Article, provided that such insurance is available on acceptable terms, which determination shall be made by a vote of a majority of the entire Board.

Section 9. Savings Clause. If this Article or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, any portion of this Article so invalidated shall be severable and such invalidity shall not by itself render any other portion of this Article invalid, and the Corporation shall nevertheless indemnify each director or officer of the Corporation as to costs, charges and expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement with respect to any action, suit or proceeding, whether civil, criminal, administrative or investigative, including an action by or in the right of the Corporation, to the full extent permitted by any applicable portion of this Article that shall not have been invalidated and to the full extent permitted by applicable law.

Section 10. Indemnification of Employees and Agents. The Corporation may, to the extent authorized from time to time by the Board, provide rights to indemnification and to the advancement of expenses to employees and agents of the Corporation similar to those conferred in this Article to directors and officers of the Corporation.

Appendix C: Amended and Restated By-laws of Crane Holdings, Co.

ARTICLE X

AMENDMENTS

Except as otherwise required by law or the Certificate of Incorporation, these By-laws may be amended or repealed, and new By-laws may be adopted, either by the affirmative vote of two-thirds of the shares of stock of the Corporation outstanding and entitled to vote thereon, voting together as a single class, or by the affirmative vote of a majority of the Board then in office.

CRANE

CRANE CO.
Executive Offices
100 First Stamford Place
Stamford, CT 06902
203.363.7300
craneco.com

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Crane Holdings will be governed by the DGCL. Section 145 of the DGCL (“Section 145”) provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnification may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. Section 145 also provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of such corporation, under the same conditions, except that such indemnification is limited to expenses (including attorneys’ fees) actually and reasonably incurred by such person, and except that no indemnification is permitted without judicial approval if such person is adjudged to be liable to such corporation. Where an officer or director of a corporation is successful, on the merits or otherwise, in the defense of any action, suit or proceeding referred to above, or any claim, issue or matter therein, the corporation must indemnify that person against the expenses (including attorneys’ fees) which such officer or director actually and reasonably incurred in connection therewith.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would otherwise have the power to indemnify such person against such liability under Section 145.

The Crane Holdings amended and restated certificate of incorporation will provide that no director of Crane Holdings will be liable to Crane Holdings or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to Crane Holdings or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit. The Crane Holdings amended and restated certificate of incorporation will further provide that if the DGCL is amended to authorize corporate action further limiting or eliminating the personal liability of directors, then the liability of a director to Crane Holdings shall be limited or eliminated to the fullest extent permitted by the DGCL, as so amended from time to time.

The Crane Holdings amended and restated by-laws will provide that Crane Holdings will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of Crane Holdings) by reason of the fact that such person is or was or has agreed to become a director or officer of Crane Holdings, or is or was serving or who has agreed to serve at the request of Crane Holdings as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, to the fullest extent not prohibited by applicable law, against costs, charges, expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Crane Holdings, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that such person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of Crane Holdings, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person’s conduct was unlawful. Crane Holdings shall also have the power to indemnify its other officers, employees and other agents as set forth in the DGCL or other applicable law.

The Crane Holdings amended and restated by-laws will also provide that Crane Holdings will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of Crane Holdings to procure a judgment in its favor by reason of the fact that such person is or was or has agreed to become a director or officer of Crane Holdings, or is or was serving or has agreed to serve at the request of Crane Holdings as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, to the fullest extent not prohibited by applicable law, against costs, charges and expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Crane Holdings except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to Crane Holdings unless and only to the extent that the Court of Chancery of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such costs, charges and expenses which the Court of Chancery or such other court shall deem proper.

The Crane Holdings amended and restated by-laws will further provide that, to the extent that a present or former director or officer of Crane Holdings has been successful on the merits, or otherwise in defense of any action, suit or proceeding referred to in the two paragraphs immediately above, or in defense of any claim, issue or matter therein, such person shall be indemnified against all costs, charges and expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith. Further, any indemnification under the two paragraphs immediately above (unless ordered by a court) shall be made by Crane Holdings only as authorized in the specific case upon a determination that indemnification of the present or former director or officer of Crane Holdings, or a person who has agreed to become a director or officer of Crane Holdings, or is or was serving or who has agreed to serve at the request of Crane Holdings as a director or officer of another corporation, partnership, joint venture, trust or other enterprise is proper in the circumstances because the person has met the applicable standard of conduct set forth in the two paragraphs immediately above. Such determination shall be made, with respect to a person who is a director or officer of Crane Holdings at the time of such determination: (i) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum; (ii) by a committee of such directors designated by a majority vote of such directors, even though less than a quorum; (iii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion; or (iv) by the stockholders. Such determination shall be made, with respect to former directors and officers, by any person or persons having the authority to act on the matter on behalf of Crane Holdings.

In addition, the costs, charges and expenses (including attorneys’ fees) incurred by a person who is a director or officer of Crane Holdings at such time in defending any civil, criminal, administrative or investigative action, suit or proceeding shall be paid by Crane Holdings in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay all amounts so advanced in the event it shall ultimately be determined that such director or officer is not entitled to be indemnified by Crane Holdings as authorized under Article IX of the Crane Holdings amended and restated by-laws. The costs, charges and expenses (including attorneys’ fees) incurred by any former director or officer of Crane Holdings or by persons serving at the request of Crane Holdings as directors or officers of another corporation, partnership, joint venture, trust or other enterprise may be so paid upon such terms and conditions, if any, as Crane Holdings deems appropriate.

Crane Holdings may, to the extent authorized from time to time by the Board, provide rights to indemnification and to the advancement of expenses to employees and agents of Crane Holdings similar to those conferred in the Crane Holdings amended and restated by-laws to directors and officers of Crane Holdings.

In addition, Crane Holdings will assume certain customary indemnification agreements that Crane Co. entered into with its directors and officers. The assumption of these agreements will require Crane Holdings to provide indemnification and expense reimbursement in certain circumstances.

Crane Holdings shall purchase and maintain directors’ and officers’ liability insurance that covers certain liabilities and expenses of its directors and officers or any person who is or was or has agreed to become a director or officer of Crane Holdings or is or was serving or who has agreed to serve at the request of Crane Holdings as a director or officer of another corporation, partnership, joint venture, trust or other enterprise and that covers Crane Holdings for reimbursement of payments to its directors and officers and such persons in respect of such liabilities and expenses, provided that such insurance is available on acceptable terms, which determination shall be made by a vote of a majority of the entire Board.

The foregoing is only a general summary of certain aspects of Delaware law and the Crane Holdings amended and restated certificate of incorporation and the Crane Holdings amended and restated by-laws dealing with indemnification of directors and officers and does not purport to be complete. It is qualified in its entirety by reference to the detailed provisions of those sections of the DGCL referenced above and the Crane Holdings amended and restated certificate of incorporation and the Crane Holdings amended and restated by-laws.

Item 21. Exhibits.

The following exhibits are filed herewith or incorporated by reference:

Exhibit Number	Description

2.1*	Agreement and Plan of Merger, dated February 28, 2022, by and among Crane Co., a Delaware corporation, Crane Holdings, Co., a Delaware corporation, and Crane Transaction Company, LLC, a Delaware limited liability company (included as Appendix A to the proxy statement/prospectus that is part of this registration statement)

3.1*	Amended and Restated Certificate of Incorporation of Crane Holdings, Co., a Delaware corporation (included as Appendix B to the proxy statement/prospectus that is part of this registration statement)

3.2*	Amended and Restated By-laws of Crane Holdings, Co., a Delaware corporation (included as Appendix C to the proxy statement/prospectus that is part of this registration statement)

5.1*	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP as to legality of the securities being issued

8.1*	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP as to certain U.S. federal income tax matters

23.1*	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1)

23.2*	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 8.1)

23.3*	Consent of Deloitte & Touche LLP

24.1**	Power of Attorney

99.1*	Form of Proxy Card

107*	Filing Fee Table

*	Filed herewith

**	Included on Signature Page

Item 22. Undertakings.

The undersigned registrant hereby undertakes:

(a)

To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement (notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement); and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b)

That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d)

That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)

That, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(f)

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(g)

To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(h)

To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Stamford, State of Connecticut, on February 28, 2022.

CRANE HOLDINGS, CO.

By:	/s/ Anthony M. D’Iorio
Name:	Anthony M. D’Iorio
Title:	Secretary

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints each of Anthony M. D’Iorio and Julie A. Constantinides, or either of them, as his true and lawful attorneys in fact and agents with full power of substitution and resubstitution, for him in any and all capacities, to sign any and all amendments to this registration statement on Form S-4 (including post-effective amendments), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys in fact, proxies and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys in fact, proxies and agents, or his or her substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Richard A. Maue (Richard A. Maue)	Richard A. Maue (Director, President and Treasurer)	February 28, 2022
/s/ Anthony M. D’Iorio (Anthony M. D’Iorio)	Anthony M. D’Iorio (Director, Secretary)	February 28, 2022